
06023514



GLOBAL GROWTH
NEW NETWORKS: NEW WAY

ADC
Telecommunications
INC


RECD S.E.C.
JAN 3 0 2006
1086

P.E.
10-31-05


ADC

Letter to Shareowners

Report on Form 10-K

Notice of Annual Shareowners' Meeting and Proxy Statement

2005 ANNUAL REPORT

TABLE OF CONTENTS

COMPANY PROFILE

ADC provides the network infrastructure equipment and professional services needed to deliver voice, video, Internet and data communications around the world. Wireline, wireless, cable, enterprise, and broadcast network operators rely on ADC's offerings to deliver bandwidth intensive, high-speed services to residential, business and mobile subscribers. ADC (NASDAQ: ADCT) has sales into more than 140 countries. The company occupies facilities around the world including locations in Australia, Austria, Belgium, Brazil, Canada, Chile, China, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Malaysia, Mexico, New Zealand, Norway, Philippines, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Taiwan, Thailand, the United Arab Emirates, the United Kingdom, the United States, Venezuela, and Vietnam.

ADC VISION

ADC will become the global leader in creating network infrastructure. ADC products and services will be the foundation of the powerful and reliable communications networks that will drive economic and social progress in the 21st century. We will partner with service providers, equipment suppliers and enterprises in building networks that enable a better future for the world.

FINANCIAL HIGHLIGHTS[1]


INCREASE SALES...
Net sales
(in millions)
$1175
$940
$705
$470
$235
$0
03
04
05
REDUCE EXPENSES...
Total operating expenses
as a percentage of sales
45%
36%
27%
18%
9%
0%
03
04
05
INCREASE EPS...
Earnings (loss) per share
from continuing operations
$0.72
$0.48
$0.24
$0.00
$-0.24
$-0.48
03
04
05
IMPROVE VALUATION...
Stock price
high
close
low
$30.00
$24.00
$18.00
$12.00
$6.00
$0.00
03
04
05

Years ended October 31 (dollars in millions, except per share data)	2005	2004	2003	Growth 2005 vs. 2004	Growth 2004 vs. 2003
Selected results from continuing operations					
Net sales	**$ 1,169.2**	773.4	579.8	51.2%	33.4%
Net sales outside the United States	**$ 530.2**	305.9	143.3	73.3%	113.5%
Gross profit	**$ 420.9**	302.3	208.0	39.2%	45.3%
Research and development expense	**$ 71.6**	59.1	59.9	21.2%	(1.3)%
Selling and administration expense	**$ 243.9**	200.6	158.9	21.6%	26.2%
Amortization of purchased intangibles	**$ 18.1**	4.4	-		
Impairment charges	**$ 0.3**	1.7	15.6	(82.4)%	(89.1)%
Restructuring charges	**$ 14.7**	11.9	27.6	23.5%	(56.9)%
Total operating expenses	**$ 348.6**	277.7	262.0	25.5%	6.0%
Operating income (loss)	**$ 72.3**	24.6	(54.0)	193.9%	145.6%
Income (loss) before income taxes	**$ 92.7**	35.6	(44.9)	160.4%	179.3%
Income (loss)	**$ 85.5**	33.6	(39.8)	154.5%	184.4%
Income (loss) per diluted share	**$ 0.72**	0.29	(0.35)	148.3%	182.9%
Return on average shareowners' investment	**11.9%**	5.2%	(5.9)%		
Total cash provided by operating activities	**$ 60.0**	73.5	35.6	(18.4)%	106.5%
Depreciation and amortization	**$ 67.2**	41.4	53.4	62.3%	(22.5)%
Property and equipment additions, net of (disposals)	**$ 13.5**	(0.9)	67.6		
Selected results from discontinued operations					
Loss from discontinued operations, net of tax	**$ (1.3)**	(67.2)	(36.9)		
Gain on sale of discontinued operations, net of tax	**$ 26.5**	50.0	-		
Total cash used by operating activities	**$ (1.4)**	(68.0)	(3.6)		
Selected balance sheet data					
Current assets	**$ 853.0**	836.1	1,032.6	2.0%	(19.0)%
Total assets	**$ 1,535.0**	1,428.1	1,296.9	7.5%	10.1%
Current liabilities	**$ 286.6**	302.0	266.8	(5.1)%	13.2%
Long-term notes payable	**$ 400.0**	400.0	400.0		
Shareowners' investment	**$ 773.9**	659.3	627.7	17.4%	5.0%
Number of employees	**8,185**	7,502	5,700	9.1%	31.6%
Investment information					
Stock price - close	**$ 17.45**	15.47	17.99	12.8%	(14.0)%
- high	**$ 27.14**	26.95	22.47		
- low	**$ 12.88**	12.25	10.57		
Shares outstanding at year-end (millions)	**116.5**	115.7	115.2		
Average shares outstanding - diluted (millions)	**131.1**	116.0	114.8		

1 For more information, see the eleven-year financial summary on page 8. Share data and stock prices for all periods are stated giving effect to ADC's one-for-seven reverse stock split, which became effective on May 10, 2005.

ADC AT A GLANCE

BUILDING NEW NETWORKS: NEW WAYS

Communication networks continue to transform at a rapid pace and ADC is positioned at the center of these network transformations with innovations in technologies that have an immediate revenue creation impact for carriers and make enterprise networks more secure, more efficient and less costly to maintain.

As these networks transform due to end-user demands and as operators work to provide new services such as IPTV (Internet Protocol TV), VoIP (Voice over Internet Protocol) and high-speed data, ADC is presented with unique opportunities to provide network infrastructure solutions for years to come.

Our goal for 2006 is to expand our global presence and grow ADC at a rate both above average market growth rates and faster than our primary competitors. We are confident in our ability to accomplish these goals as we continue to execute on our strategy to be a leader in network infrastructure products and services. We remain focused on several key network transformation initiatives that offer significant growth potential. These areas include:

"Our goal for 2006 is to expand our global presence and grow ADC at a rate both above average market growth rates and faster than our primary competitors."

CONNECTIVITY. Deep fiber initiatives like fiber-to-the-x (FTTX) deployments now underway in the United States and many parts of the world continue to expand. ADC was among the first network infrastructure providers to invest in, design, manufacture and launch FTTX solutions required to make these networks a reality. Today, ADC is a member of the Fiber-to-the-Home Council in the Americas, Asia and Europe/Middle-East/Africa regions. Our expertise gained in the U.S. market will lend itself well as markets around the world launch their own FTTX deployments. Moreover, carriers will continue to rely on their existing copper networks as a revenue source while networks continue to transform. New Ethernet, video and xDSL services drive consumer demand for improved bandwidth performance, giving ADC opportunities for increased demand of products in our copper portfolio. The cutting edge of copper networks includes the advancement of touchless networks, which will be served by ADC's automated cross-connect products. Lastly, ADC's market leading broadcast equipment products continue to serve customers' audio and video needs worldwide.



WIRELESS. Mobile operators continue to acquire more and more subscribers as the demand for mobile service grows worldwide. ADC's Digivance® initiative grew significantly in 2005, gaining traction with major carriers in North America. In 2006, the Digivance offering will expand to include a new version designed for 3G network architectures in Europe. The Digivance Indoor Coverage product line will also expand to include a wide-band, multi-band solution for neutral host operators and wireless carriers who require maximum flexibility to meet the demands of today's market. In addition, ADC is bringing to market both Wi-Fi and WiMAX product offerings as wireless operators and enterprise customers search for better techniques to deliver wireless functionality to private businesses and the public.

ENTERPRISE. 2005 was an exciting year of change and steady growth for ADC's enterprise product offerings. The new TrueNet® Structured Cabling Solution is now available to large enterprises in nearly every market in the world. With a focus on emerging technologies like CopperTen™ (10-Gigabit Ethernet), Power over Ethernet and network convergence, ADC is positioned in the enterprise market as a complete solutions provider for multi-national organizations all over the world.

PROFESSIONAL SERVICES. Operators in the U.S. and Europe continue to find great value in ADC's Plan-Deploy-Maintain suite of network lifecycle services. In 2006, ADC's services portfolio will expand to include Outside Plant program and project management, cabinet configuration and placement, network optimization and maintenance services, to name a few additions. These new services are not only in demand from existing customers, but will help increase ADC's overall value to them, while embedding our experts into their networks for the long term.

In order to provide transforming networks with the equipment and services needed to operate efficiently and deliver high-speed services, suppliers in the industry must know and understand their customers' needs and requirements. For decades, ADC has continued to grow its global customer base and maintain long-term customer relationships because our sales executives and product management teams know the vast intricacies of our customers' networks. We have become a recognized leader in global infrastructure products and services with a reputation as an innovator in designing and manufacturing equipment for networks of all types. ADC's vast experience enables us to work diligently to invest in and design solutions geared to have an immediate positive effect on the delivery of new products and services that meet our customers' needs.

MARKETS

ADC's NETWORK INFRASTRUCTURE SOLUTIONS


Fiber/Copper
Wireless
Fiber/Coaxial
Internet
Data
Video
Voice
Consumers
Businesses
Communications Service Provider
Last Mile/ Kilometer
Service Subscribers

PRODUCT AND SERVICE GROUPS

2005 sales (dollars in millions)
Outside of the United States = 45%


BROADBAND INFRASTRUCTURE AND ACCESS
• Broadband connectivity systems
• Enterprise systems
• Wireless transport and coverage optimization systems
• Business access systems
944
81%
225
19%
PROFESSIONAL SERVICES
• Plan, deploy and maintain communication networks

CUSTOMERS


ORIGINAL EQUIPMENT MANUFACTURERS
4%
WIRELESS
20%
CABLE TV / BROADCAST
2%
ENTERPRISE
15%
TELCO
59%

PRIMARY COMPETITORS

Broadband Infrastructure and Access:
3M, ADTRAN, Andrew, CommScope, Corning, Furukawa, Nexans, Powerwave, Schmitt, Telect, and Tyco

Professional Services:
Alcoa Fujikawa, Butler, Graniou, Lucent Technologies, NEC, SAG, and SPIE

DEAR FELLOW SHAREOWNERS,



Robert E. (Bob) Switz
President and
Chief Executive Officer

We had a great year in 2005 and I am excited about the long-term future of ADC. In 2005, we successfully executed our growth strategy and strengthened ADC's position as a global leader in communications network infrastructure solutions. Our mission for fiscal 2005 was to achieve strong and profitable year-over-year growth. We achieved that goal by growing faster than the overall market and surpassing $1 billion in sales. Reported sales for our continuing operations grew 51% in fiscal 2005 to $1.2 billion and diluted earnings per share increased 148% to $0.72. Excluding our acquisitions in fiscal 2004 and 2005, our sales growth was 22%, significantly exceeding the industry growth rate of global communications equipment sales at approximately 9% and our peers' sales growth of approximately 3%-13%, excluding their 2004-2005 acquisitions. Our 2005 growth was driven by broad-based customer demand across ADC's comprehensive telephone, wireless, cable, broadcast and enterprise solutions. This was a tremendous accomplishment given the industry's growth rate, industry consolidation among our customers, increased price pressures and transformations to new network architectures, including fiber-to-the-x, Internet Protocol service delivery, next-generation wireless and high-speed enterprise connectivity.

Looking ahead to 2006, our goal is to continue growing at rates faster than the overall industry. We remain focused on becoming the global leader in communications network infrastructure solutions and positioning our products and services to be the foundation of powerful and reliable communications networks. We are working with service providers, equipment suppliers and enterprises in building networks that will continue to transform the way the world communicates. Every day, ADC employees around the globe are focused on the mission of creating exceptional value for our customers by delivering world-class communications network infrastructure solutions through:

- Extraordinary customer relationships;
- Innovative and impactful products and services;
- Industry cost leadership; and
- Highly talented people working as a team.

2005 GROWTH EXCEEDED INDUSTRY AND PEER GROWTH RATES

We were able to drive growth at rates faster than our industry and peers in fiscal 2005 through the following sales accomplishments and strong operating income improvements:

- **Fiber-to-the-X (FTTX) and Connectivity Sales.** Globally, communications providers are deploying fiber deeper into their networks to enable the delivery of enhanced broadband services to homes and businesses. Sales of our OmniReach™ FTTX products grew 245% (excluding the Fiber Optic Network Solutions (FONS) acquisition) as we continued to penetrate the large and growing FTTX market with our comprehensive solutions. OmniReach solutions provide the end-to-end network infrastructure for our customers to deliver the "triple-play" of advanced voice, data and video services. ADC supplied OmniReach FTTX equipment to 169 customers in fiscal 2005. We are working with major U.S. telephone carriers, independent telephone companies, municipalities and international customers as they expand their networks. Our August 2005 acquisition of FONS is expected to more than double our FTTX outside plant sales, which may surpass 10% of total ADC sales in 2006. We also grew sales of ADC's global fiber connectivity solutions by 40% (excluding FTTX products) and global copper connectivity solutions by 10% (excluding the KRONE acquisition) to support a broad range of communications services. KRONE's copper connectivity sales also increased to $185 million for full-year fiscal 2005 compared to $67 million for the second half of fiscal 2004 following the acquisition in May 2004. In 2005, we introduced approximately 80 new connectivity products to meet the needs of our customers.

- **Wireless Sales.** Our Digivance® distributed antenna system sales grew 99% (excluding the OpenCell acquisition) in fiscal 2005 as major U.S. wireless carriers increased deployment of this coverage and capacity solution. Digivance is the industry leader in all-digital distributed antenna systems and is positioned well in a growth market because of increasing bandwidth applications for wireless data, video and next-generation services worldwide. In May 2005, we acquired OpenCell to enhance our ability to offer a Digivance solution that works. across a wider range of communications frequencies and network protocols. This will allow us to address new international markets and a broader range of customer performance requirements.
- **Enterprise Sales.** Global sales of our enterprise solutions increased to $181 million for full-year fiscal 2005 compared to $79 million for the second half of fiscal 2004 following the KRONE acquisition. Our TrueNet® Structured Cabling Solutions are being installed by large businesses in their office buildings and campus settings to create flexible voice, data and video networks. ADC's CopperTen™ products, the world's first 10-Gigabit Ethernet UTP cabling solution, enable our customers worldwide to future-proof their networks for emerging ultra-high speed applications.
- **Professional Services Sales.** Sales in our Professional Services business grew 34% (excluding the KRONE acquisition) in fiscal 2005 as we gained market share and expanded into data and wireless networks in the United States. We also reported a full year of KRONE services sales in Europe of $57 million in fiscal 2005 compared to $22 million for the second half of fiscal 2004 following the acquisition. Our Professional Services business plans, deploys and maintains communications networks, which compliments our equipment business by creating a channel to customers and pulling through sales of ADC's products.
- **Operating Income Growth.** We increased operating income by 194% to $72 million in fiscal 2005 from strong sales growth combined with worldwide operating synergies that lowered our operating expenses to 30% of sales in fiscal 2005 compared to 36% in fiscal 2004.

2006 GLOBAL GROWTH STRATEGY TO BECOME A BIGGER AND STRONGER COMPANY

Boosted by our 2004 acquisition of KRONE, we grew ADC's sales outside the United States in fiscal 2005 by 73%. We expect continued growth in our major product areas in fiscal 2006. Global sales growth is critical to our long-term future as it builds operational scale, enables cost advantages and expands our geographical presence allowing us to respond quickly and efficiently to customers' needs worldwide. As a result of ADC's global operations in the Americas, Europe and Asia-Pacific, we expect to benefit from moving certain production processes and shared services to countries with cost advantages, leveraging global synergies for acquisitions, and building strategic alliances with distributors and channel representatives worldwide. The key elements of our 2006 global growth strategy are:

- **Focus on the Customer.** Deliver extraordinary customer service, be responsive to our customers' needs and ensure customer satisfaction.
- **Gain Market Share.** Grow ADC revenues faster than the market through share gains in our products and services across global operating regions.
- **Innovate in Key Strategic Growth Areas.** Continue to invest in and grow sales worldwide in the strategic areas of FTTX solutions, Digivance wireless systems and enterprise connectivity.
- **Progress Toward Cost Leadership.** Work toward an operating margin of 14% or better in the next three years (excluding impairment, restructuring and acquisition-related charges, amortization of purchased intangibles and stock-based compensation expenses) by:
  - Transitioning our operations in Europe and Asia-Pacific onto ADC's single worldwide enterprise resource planning system; and

– Implementing shared service centers and lower-cost manufacturing sites in those regions.

- **Build Operating Scale Efficiencies.** Acquire companies and products that complement our growth strategy and enable economies of scale, satisfy our customers' needs or extend our global presence.

ADC's LONG-TERM GROWTH POTENTIAL OF BUILDING NETWORKS FOR THE FUTURE

We believe that network evolutions will drive our growth. Looking ahead, we expect that many of ADC's 3,000-plus customers in more than 140 countries will continue to evolve their networks for next-generation voice, data and video services. This creates exciting growth opportunities for ADC's comprehensive infrastructure products and services in the following areas:

- New network builds are underway and expected for FTTX, Internet Protocol TV, carrier Ethernet, Voice-over-IP, wireless data and distributed antenna systems, and high-definition video services. These network builds are driven by competition among our customers to win and retain voice, data and video subscribers, as well as improved economics and regulations.
- Most major wireline and wireless carriers throughout the world have begun or are expected to build next-generation broadband networks. As we already have sales to nearly all of the top 100 communications carriers globally, we believe that future investments by these carriers will provide us with a broad base for growth potential.
- Ongoing demand for greater levels of communications network capacity provided at lower costs is expected to continue creating new opportunities to supply evolving network architectures from circuit to packet, copper to optical, core networks to edge networks, old networks to new networks and acquired networks to acquirer networks.

As networks continue to evolve, we believe our breadth of solutions and experience will be a major driver in our ability to meet the needs of our customers and grow faster than industry capital spending rates. As the chart demonstrates, we have a history of such performance during industry growth years.


Year-over-Year Growth Rates
60%
40%
20%
0%
-20%
-40%
-60%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Industry: Global Communications Capital Expenditures
(Sources: UBS, Bank of America, Morgan Stanley, Merrill Lynch)
ADC Sales (without 2004-2005 acquisitions)
ADC Sales (with 2004-2005 acquisitions)

In closing, there are many people to whom I am truly grateful for helping ADC to excel in achieving profitable growth in 2005 and positioning us well for future growth. First, I would like to thank our customers for the opportunity to serve them with ADC's people and comprehensive network infrastructure solutions. Second, I thank our highly talented employees worldwide for their commitment to the "ADC Way" of customer focus, quality, teamwork, innovation, and integrity to build ADC into a leading global network infrastructure company. And to our shareowners, I thank you for your continued support as ADC became a $1-billion-plus growth company in 2005 with exciting opportunities to build long-term value. Finally, I thank the entire ADC board of directors for their guidance and support of our vision to become the global leader in creating network infrastructure.

On behalf of your board and ADC's employees worldwide, we remain committed to growing ADC bigger and stronger for the benefit of all of our stakeholders.

Robert E. Switz
President and Chief Executive Officer

BOARD OF DIRECTORS

John A. Blanchard III, 63 [1,2]
Chairman
ADC Telecommunications, Inc.
Retired Chairman and Chief Executive Officer
eFunds Corporation
A provider of transaction processing and risk management services.

Robert E. Switz, 59
President and Chief Executive Officer
ADC Telecommunications, Inc.

John J. Boyle III, 58 [3C]
Chief Executive Officer
Arbor Networks, Inc.
A company researching cyber threats and developing solutions to prevent network attacks.

James C. Castle, Ph.D., 69 [4C]
President and Chief Executive Officer
Castle Information Technologies LLC
A provider of information technology and board of director consulting services.

Mickey P. Foret, 60 [1C,3]
Retired Executive Vice President and Chief Financial Officer
Northwest Airlines, Inc.
A commercial airline.

J. Kevin Gilligan, 51 [2,3]
President and Chief Executive Officer
United Subcontractors, Inc.
A nationwide specialty construction contractor.

B. Kristine Johnson, 54 [2,3,4]
Principal
Affinity Capital Management
A venture capital firm investing primarily in health care companies.

Lois M. Martin, 43 [1,3]
Senior Vice President and Chief Financial Officer
Capella Education Company,
the parent company of Capella University
An accredited online university.

John E. Rehfeld, 65 [4]
Former Chairman and Chief Executive Officer
Spruce Technologies, Inc.
A DVD authoring software company.

Jean-Pierre Rosso, 65 [2C]
Former Chairman and Chief Executive Officer
Case Corporation and CNH Global N.V.
Manufacturers of construction and agricultural equipment.

William R. Spivey, Ph.D., 59 [4]
Former President and Chief Executive Officer
Luminent, Inc.
A fiber optics transmission products manufacturer.

Larry W. Wangberg, 63 [1,4]
Member of the Board of Directors and
Former Chairman and Chief Executive Officer
TechTV Corporation
A cable television network focused on technology information, news and entertainment.

John D. Wunsch, 57 [1,2]
Senior Managing Director
Harris MyCFO
A part of the complete wealth management solution of Harris Private Bank.

---

[1] Audit Committee
[2] Compensation Committee
[3] Finance and Strategic Planning Committee
[4] Governance Committee
[C] Committee Chair

CORPORATE OFFICERS

Robert E. Switz
President and Chief Executive Officer

Gokul V. Hemmady
Vice President and Chief Financial Officer

Patrick D. O'Brien
Vice President
President, Global Connectivity Solutions

Michael K. Pratt
Vice President
President, Active Infrastructure

Axel Kahsnitz
Vice President, Europe/Middle East/Africa Region

Stephen C. Mitchell
Vice President, Americas Sales,
Marketing and Customer Service

Mark P. Borman
Vice President, Investor Relations
and Treasurer

Bradley V. Crary
Vice President, Tax

Michael H. Day
Vice President and Chief Technology Officer

James G. Mathews
Vice President, Controller

Laura N. Owen
Vice President, Human Resources

Richard B. Parran, Jr.
Vice President, Business Development

Jeffrey D. Pflaum
Vice President, General Counsel and Secretary

Mary E. Quay
Vice President, Global Operations

ELEVEN-YEAR FINANCIAL SUMMARY[1]

Years ended October 31 (dollars in millions, except per share data)		2005	2004	2003	2002
Selected results from continuing operations					
Net sales	$	**1,169.2**	773.4	579.8	803.4
Gross profit	$	**420.9**	302.3	208.0	161.6
Research and development expense	$	**71.6**	59.1	59.9	106.8
Selling and administration expense	$	**262.0**	205.0	158.9	247.1
Goodwill amortization	$	**-**	-	-	-
Impairment charges	$	**0.3**	1.7	15.6	341.1
Restructuring charges	$	**14.7**	11.9	27.6	200.9
Total operating expenses	$	**348.6**	277.7	262.0	895.9
Operating income (loss)	$	**72.3**	24.6	(54.0)	(734.3)
Income (loss) before income taxes	$	**92.7**	35.6	(44.9)	(728.0)
Provision (benefit) for income taxes	$	**7.2**	2.0	(5.1)	249.4
Income (loss)	$	**85.5**	33.6	(39.8)	(977.4)
Earnings (loss) per diluted share	$	**0.72**	0.29	(0.35)	(8.60)
Selected non-operating gain (loss)					
Gain (loss) on sale or shutdown of product lines	$	**-**	3.5	(1.4)	(6.7)
(Write-down) conversion of investments	$	**-**	-	-	(50.9)
Gain on sale of investments, net	$	**-**	4.8	0.9	67.6
Ratios from continuing operations					
Gross margin		**36.0%**	39.1%	35.9%	20.1%
Research and development (% of net sales)		**6.1%**	7.7%	10.3%	13.3%
Selling and administration expense (% of net sales)		**22.4%**	26.5%	27.4%	30.8%
Operating income (loss) margin		**6.2%**	3.2%	(9.3)%	(91.4)%
Pre-tax income (loss) margin		**7.9%**	4.6%	(7.7)%	(90.6)%
Effective income tax rate		**7.8%**	5.6%	(11.4)%	34.3%
Income (loss) margin		**7.3%**	4.3%	(6.8)%	(121.7)%
Return on average shareowners' investment		**11.9%**	5.2%	(5.9)%	(74.5)%
Current ratio at year-end		**2.98**	2.77	3.87	1.77
Debt-to-equity ratio at year-end		**51.7%**	60.7%	63.7%	1.4%
Selected balance sheet data					
Accounts receivable, net	$	**195.6**	156.2	81.7	82.8
Inventories, net	$	**140.5**	97.6	57.0	72.2
Current assets	$	**853.0**	836.1	1,032.6	718.7
Accounts payable	$	**77.4**	72.5	43.5	65.3
Current liabilities	$	**286.6**	302.0	266.8	405.8
Working capital	$	**566.4**	534.1	765.8	312.9
Property and equipment, net	$	**221.1**	232.5	174.9	183.9
Total assets	$	**1,535.0**	1,428.1	1,296.9	1,144.2
Long-term notes payable	$	**400.0**	400.0	400.0	10.5
Shareowners' investment	$	**773.9**	659.3	627.7	732.2
Selected data from continuing and discontinued operations					
Income (loss) from discontinued operations, net of tax	$	**(1.3)**	(67.2)	(36.9)	(167.6)
Gain on sale of discontinued operations, net of tax	$	**26.5**	50.0	-	-
Net income (loss)	$	**110.7**	16.4	(76.7)	(1,145.0)
Earnings (loss) per diluted share	$	**0.91**	0.14	(0.67)	(10.07)
Total cash provided by operating activities	$	**58.6**	5.5	32.0	59.7
Number of employees at year-end		**8,185**	7,502	5,700	7,634
Investor information					
Stock price - close	$	**17.45**	15.47	17.99	11.06
- high	$	**27.14**	26.95	22.47	41.79
- low	$	**12.88**	12.25	10.57	7.14
Price/earnings per diluted share ratio at year-end (continuing operations)		**24.24**	53.34	NA	NA
Price/sales per diluted share ratio at year-end (continuing operations)		**1.96**	2.32	3.56	1.56
Book value per share at year-end	$	**6.64**	5.70	5.45	6.41
Registered shareowners at year-end		**9,018**	8,455	8,642	8,399
Shares outstanding at year-end (millions)		**116.5**	115.7	115.2	114.2
Average shares outstanding - diluted (millions)		**131.1**	116.0	114.8	113.7

1 - Share data and stock prices for all periods are stated giving effect to ADC's one-for-seven reverse stock split, which became effective on May 10, 2005.
NA - Not applicable

2001	2000	1999	1998	1997	1996	1995	10-Year annual compound growth rate 2005-1995	5-Year annual compound growth rate 2005-2000
2,103.2	3,005.4	1,894.0	1,634.6	1,420.6	1,026.3	693.4	5.4%	(17.2)%
625.6	1,475.0	882.6	758.5	661.7	482.2	335.1	2.3%	(22.2)%
201.9	261.9	191.2	173.6	153.8	109.2	77.2	(0.8)%	(22.8)%
560.9	553.6	376.3	300.0	247.0	186.1	147.0	5.9%	(13.9)%
54.8	32.9	20.9	11.6	10.0	5.2	3.1		
501.7	-	-	-	-	-	-		
161.5	133.2	135.7	-	25.3	-	3.9		
1,480.8	981.6	724.1	485.2	436.1	300.5	231.2	4.2%	(18.7)%
(855.2)	493.4	158.5	273.3	225.6	181.7	103.9	(3.6)%	(31.9)%
1,728.6)	1,588.4	153.3	280.9	236.1	191.3	96.4	(0.4)%	(43.3)%
(577.3)	615.6	58.8	100.0	91.5	72.0	40.2	(15.8)%	(58.9)%
1,151.3)	972.8	94.5	180.9	144.6	119.3	56.2	4.3%	(38.5)%
(10.24)	8.84	0.97	1.89	1.55	1.30	0.68	0.6%	(39.4)%
(81.9)	328.6	-	-	-	-	-		
(862.5)	722.6	-	-	-	-	-		
76.8	15.3	-	-	-	-	-		
29.7%	49.1%	46.6%	46.4%	46.6%	47.0%	48.3%		
9.6%	8.7%	10.1%	10.6%	10.8%	10.6%	11.1%		
26.7%	18.4%	19.9%	18.4%	17.4%	18.1%	21.2%		
(40.7)%	16.4%	8.4%	16.7%	15.9%	17.7%	15.0%		
(82.2)%	52.9%	8.1%	17.2%	16.6%	18.6%	13.9%		
(33.4)%	38.8%	38.4%	35.6%	38.8%	37.6%	41.7%		
(54.7)%	32.4%	5.0%	11.1%	10.2%	11.6%	8.1%		
(47.9)%	43.2%	6.5%	15.1%	15.3%	16.4%	11.5%		
2.30	2.54	3.13	2.89	3.57	3.86	5.47		
0.1%	0.5%	0.8%	0.2%	0.3%	0.8%	0.0%		
199.8	640.3	386.2	354.3	234.0	158.3	107.3	6.2%	(21.1)%
207.1	458.5	229.7	175.2	168.1	130.6	86.6	5.0%	(21.1)%
1,390.7	2,716.9	1,427.3	1,339.5	907.6	730.5	576.9	4.0%	(20.7)%
141.1	215.3	107.3	65.8	51.8	42.5	28.8	10.4%	(18.5)%
604.2	1,068.5	456.3	462.9	254.0	189.4	105.4	10.5%	(23.1)%
786.5	1,648.4	971.0	876.6	653.6	541.1	471.5	1.9%	(19.2)%
574.1	565.1	307.7	274.0	241.9	145.0	87.4	9.7%	(17.1)%
2,499.7	3,970.5	2,057.8	1,796.0	1,324.1	1,020.3	742.4	7.5%	(17.3)%
2.1	13.5	12.2	2.7	3.4	6.9	-		
1,893.4	2,912.7	1,595.3	1,330.4	1,066.6	821.7	635.7	2.0%	(23.3)%
(136.4)	(104.7)	(16.6)	29.0	35.8	14.6	6.4		
-	-	-	-	-	-	-		
1,287.7)	868.1	77.9	209.9	180.4	133.9	62.6		
(11.45)	7.89	0.80	2.19	1.93	1.46	0.75		
95.0	250.9	290.5	170.3	176.8	135.4	60.8		
12,042	22,452	14,337	10,315	7,683	5,747	3,748		
31.85	149.63	83.45	40.25	57.97	59.83	35.00	(6.7)%	(34.9)%
189.44	343.00	93.84	76.34	78.75	61.47	43.20		
18.41	80.50	40.69	27.56	37.19	24.94	17.28		
NA	16.93	86.03	21.30	37.40	46.02	51.47		
1.70	5.48	4.30	2.36	3.82	5.34	4.20		
16.73	26.47	16.46	13.92	11.54	9.14	7.44		
9,355	7,001	6,918	5,364	4,442	2,973	2,664		
113.1	110.0	96.9	95.6	92.4	89.9	85.4		
112.4	110.0	97.6	95.7	93.5	91.6	83.2		

TABLE OF CONTENTS

FINANCIALS - Annual Report on Form 10-K (on pages with black tabs)

PROXY STATEMENT (on pages with gray tabs)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2005.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 0-1424

ADC Telecommunications, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0743912**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
13625 Technology Drive Eden Prairie, Minnesota	**55344-2252**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (952) 938-8080

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.20 par value
Preferred Stock Purchase Rights

FINANCIALS

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of voting and non-voting stock held by non-affiliates of the registrant based on the last sale price of such stock as reported by The NASDAQ Stock Market® on April 29, 2005, was $1,672,086,540.00.

The number of shares outstanding of the registrant's common stock, $0.20 par value, as of January 11, 2006, was 116,801,210.

DOCUMENTS INCORPORATED BY REFERENCE

A portion of the information required by Part III of this Form 10-K is incorporated by reference from portions of our definitive proxy statement for our 2006 Annual Meeting of Shareowners to be filed with the Securities and Exchange Commission.

Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101. Information on our website is not incorporated by reference into this Form 10-K.

As used in this report, fiscal 2003, fiscal 2004, fiscal 2005 and fiscal 2006 refer to our fiscal years ended or ending October 31, 2003, 2004, 2005 and 2006, respectively.

Industry Background

Our products and services are deployed primarily by communications service providers and the owners/operators of private enterprise networks. The competition to attract and retain customers in our industry is intense. Further, the market for communications services being demanded by end-users is undergoing an evolution in which customers expect to receive a variety of broadband communications services over a single network at lower, often flat-rate, prices. In this environment, we believe those equipment providers who provide products and services that permit network operators and communications service providers to operate more efficiently and at a lower cost, while meeting the changing demands of end-users, will be in the best position to win market share and grow their businesses.

The competition in our industry has been extremely intense following the downturn in the communications industry that occurred generally during calendar years 2001 through 2003. In connection with the downturn, many of our customers reduced their equipment purchases and deferred capital spending from previous levels. Our customers are dependent on the level of end-user demand for Internet, data, video and voice services, and they are likely to defer significant network expansions when they do not believe there is significant demand for these services. In addition, some of our customers experienced serious financial difficulties, including bankruptcy filings or cessation of operations. These factors, among others, led to the existing fierce competition among vendors of communications equipment and related services to protect their market shares and placed significant pressure on the prices at which companies such as ours are able to sell their products and services.

Coupled with this intense competition, the market for communications services being demanded by end-users continues to evolve. Specifically, we believe there are two key elements in this evolution:

- First, businesses and consumers worldwide are becoming increasingly dependent on broadband, multiservice communications networks to conduct daily communications tasks. People and businesses increasingly are accessing the Internet and using Web-based software applications through broadband connections. The growing popularity of applications such as digital video and audio programs, podcasting, wireless data and video services, video conferencing from personal computers, video e-mail, video on demand, interactive entertainment and gaming via the Internet, distance learning, telemedicine and high-speed imaging is further increasing the need for broadband network infrastructure;

- Second, end-users of communications services increasingly expect to do business with service providers or develop their own networks that can provide all of their communications needs over a single network connection at a low price. Both public networks operated by communications service providers and private enterprise networks are evolving to provide combinations of Internet, data, video and voice services that can be offered over the same high-speed network connection as opposed to each service being conducted over a separate connection. We believe the competition among service providers to retain new customers over these more fully integrated networks is causing services to be offered more frequently at low, flat-rate prices as opposed to prices based on metered usage.

Other factors such as regulatory changes and industry consolidation among our customers and competitors also will likely impact the competitive landscape of our industry significantly. Fundamentally, however, we expect the demand for greater levels of communications network capacity provided in low priced, "bundled" services will create new opportunities to develop and market infrastructure elements that will allow networks to provide more robust services while operating more efficiently. We believe this will be especially true in the "last mile/kilometer" portion of networks where our products and services are primarily

PART I

Item 1. *BUSINESS*

ADC Telecommunications, Inc. ("we", "us" or "ADC") was incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our World Headquarters is located at 13625 Technology Drive in Eden Prairie, Minnesota.

We are a leading global provider of communications network infrastructure solutions and services. Our products and services provide connections for communications networks over copper, fiber, coaxial and wireless media and enable the use of high-speed Internet, data, video and voice services by residences, businesses and mobile communications subscribers. Our products include fiber optic, copper and coaxial based frames, cabinets, cables, connectors, cards and other physical components essential to enable the delivery of communications for wireline, wireless, cable, and broadcast networks by service providers and enterprises. Our products also include network access devices such as high-bit-rate digital subscriber line and wireless coverage solutions. Our products are primarily used in the "last mile/kilometer" portion of networks. This network of copper, coaxial cable, fiber lines, wireless facilities and related equipment link voice, video and data traffic from the end-user of the communications service to the serving office of our customer. In addition, we provide professional services relating to the design, equipping and building of networks. The provision of such services also allows us additional opportunities to sell our hardware products, thereby complementing our hardware business.

Our customers include local and long-distance telephone companies, private enterprises that operate their own networks, cable television operators, wireless service providers, new competitive service providers, broadcasters, governments, system integrators and communications equipment manufacturers and distributors. We offer broadband connectivity systems, enterprise systems, wireless transport and coverage optimization systems, business access systems and professional services to our customers through the following two reportable business segments:

- Broadband Infrastructure and Access; and
- Professional Services (previously known as Integrated Solutions).

Our *Broadband Infrastructure and Access* business provides network infrastructure products for wireline, wireless, cable, broadcast and enterprise network applications. These products consist of:

- connectivity systems and components that provide the infrastructure to networks to connect Internet, data, video and voice services over copper, coaxial and fiber-optic cables; and
- access systems used in the last mile/kilometer of wireline and wireless networks to deliver high-speed Internet, data and voice services.

Our *Professional Services* business provides integration services for broadband, multiservice communications over wireline, wireless, cable and enterprise networks. Professional services are used to plan, deploy and maintain communications networks that deliver Internet, data, video and voice services.

Our corporate website address is www.adc.com. In the "Financial Information" category of the Investor Relations section of our website, we make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available free of charge as soon as reasonably practicable after such reports are filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). The "Corporate Governance" category of the Investor Relations section of our website also contains copies of our Financial Code of Ethics, our Principles of Corporate Governance, our Global Business Conduct Program, our Articles of Incorporation and Bylaws and the charter of each committee of our Board of Directors. Each of these documents can also be obtained free of charge (except for a reasonable charge for duplicating exhibits to our reports on Forms 10-K, 10-Q or 8-K) in print by any shareowner who requests them from our Investor Relations department. The Investor Relations department's email address is investor@adc.com and its mail address is: Investor Relations, ADC Telecommunications,

Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101. Information on our website is not incorporated by reference into this Form 10-K.

As used in this report, fiscal 2003, fiscal 2004, fiscal 2005 and fiscal 2006 refer to our fiscal years ended or ending October 31, 2003, 2004, 2005 and 2006, respectively.

Industry Background

Our products and services are deployed primarily by communications service providers and the owners/operators of private enterprise networks. The competition to attract and retain customers in our industry is intense. Further, the market for communications services being demanded by end-users is undergoing an evolution in which customers expect to receive a variety of broadband communications services over a single network at lower, often flat-rate, prices. In this environment, we believe those equipment providers who provide products and services that permit network operators and communications service providers to operate more efficiently and at a lower cost, while meeting the changing demands of end-users, will be in the best position to win market share and grow their businesses.

The competition in our industry has been extremely intense following the downturn in the communications industry that occurred generally during calendar years 2001 through 2003. In connection with the downturn, many of our customers reduced their equipment purchases and deferred capital spending from previous levels. Our customers are dependent on the level of end-user demand for Internet, data, video and voice services, and they are likely to defer significant network expansions when they do not believe there is significant demand for these services. In addition, some of our customers experienced serious financial difficulties, including bankruptcy filings or cessation of operations. These factors, among others, led to the existing fierce competition among vendors of communications equipment and related services to protect their market shares and placed significant pressure on the prices at which companies such as ours are able to sell their products and services.

Coupled with this intense competition, the market for communications services being demanded by end-users continues to evolve. Specifically, we believe there are two key elements in this evolution:

- First, businesses and consumers worldwide are becoming increasingly dependent on broadband, multiservice communications networks to conduct daily communications tasks. People and businesses increasingly are accessing the Internet and using Web-based software applications through broadband connections. The growing popularity of applications such as digital video and audio programs, podcasting, wireless data and video services, video conferencing from personal computers, video e-mail, video on demand, interactive entertainment and gaming via the Internet, distance learning, telemedicine and high-speed imaging is further increasing the need for broadband network infrastructure;
- Second, end-users of communications services increasingly expect to do business with service providers or develop their own networks that can provide all of their communications needs over a single network connection at a low price. Both public networks operated by communications service providers and private enterprise networks are evolving to provide combinations of Internet, data, video and voice services that can be offered over the same high-speed network connection as opposed to each service being conducted over a separate connection. We believe the competition among service providers to retain new customers over these more fully integrated networks is causing services to be offered more frequently at low, flat-rate prices as opposed to prices based on metered usage.

Other factors such as regulatory changes and industry consolidation among our customers and competitors also will likely impact the competitive landscape of our industry significantly. Fundamentally, however, we expect the demand for greater levels of communications network capacity provided in low priced, "bundled" services will create new opportunities to develop and market infrastructure elements that will allow networks to provide more robust services while operating more efficiently. We believe this will be especially true in the "last mile/kilometer" portion of networks where our products and services are primarily used. It is in this section of networks where bottlenecks in the high-speed delivery of communications services are most likely to be pronounced.

Strategy

Our aim is to be the global leader in the provisioning of communications network infrastructure solutions and services. The core of our business has long been based in providing the infrastructure elements that connect equipment in communications networks with an emphasis on solutions serving the "last mile/kilometer" of a network. We believe our experience with network infrastructure solutions provides us with sustainable competitive advantages in this core business. To advance this core business, in recent years we have divested businesses that were not profitable or did not aid our strategic vision. In addition, we have grown our business in ways that we believe complement our strategic focus.

Ultimately we are working to implement a growth strategy around our network infrastructure business that includes the following key elements:

- a heightened focus on the needs of our customer, delivering customer-specific solutions, high quality products and world-class customer service;
- sales growth through market share gains, new product introductions and expansion into adjacent and related markets;
- development of new sales channels and market opportunities through the use of partnerships and alliances with other equipment vendors, distributors, resellers and systems integrators;
- lowering our cost structure through improved operational efficiencies and economies of scale to compete effectively in a more cost-conscious marketplace; and
- product portfolio additions and enhancements through both strategic acquisitions and our own research and development process.

Customer Focus. We are committed to helping our customers maximize their return on investment, evolve their networks and simplify network deployment challenges in providing communications services to end-users. We strive to offer customer-specific solutions, price competitive products that offer great functionality and quality, and world-class customer service that offers on-time product delivery and highly responsive support. We believe those companies that best service their customers with compelling value propositions that include the aforementioned elements hold a competitive advantage in efforts to grow their businesses.

Growing Sales. In the current environment of constrained capital spending by communications service providers, we believe that we must grow our market share to significantly grow our business. We are undertaking several initiatives in our efforts to gain market share. Specifically, we look to sell more of our current portfolio to our existing customers, introduce new products to our existing customers, and introduce the entire ADC product portfolio to new customers. The cornerstone of these initiatives is our commitment to focus on the needs of our customers. We are an industry leader in the areas of Engineer to Order and Configure to Order. These two processes provide our customers with customized product solutions that fulfill their requirements. We also are committed to the development and introduction of new products that have applications in our current markets and as adjacent markets focused primarily on the "last mile/kilometer" of networks. Examples of this are new products and services for IPTV (Internet Protocol TV), VOIP (Voice over Internet Protocol), Carrier Ethernet, Metro Ethernet, and Wireless Coverage and Capacity solutions. The results of our market share growth initiatives can be seen in our 2005 fiscal year results with 23.5% growth (excluding KRONE) in our core business against an overall market growth of approximately 9%.

Development of New Sales Channels. We also are committed to the development of more sales channels that can deliver our products into various market segments. We continuously seek to partner with other companies serving the public and private communication network markets to offer more complete solutions to customer needs. Our connectivity products in particular are conducive to incorporation by other equipment vendors into a systems-level solution. We also believe there are opportunities for us to sell more of our products through indirect sales channels, including System Integrators and Value Added Resellers. We now have over 500 Value Added Reseller partners worldwide. In addition, we are partnering and expanding our relationships with distribution companies such as Anixter and Rexel that make our products more readily available to a wider base of customers worldwide.

Lowering Cost Structure. We remain committed to lower our overall cost structure and be a low-cost industry leader. Over the next three years we want to work toward an operating margin of 14% or better (exclusive of impairment, restructuring and acquisition-related charges, amortization of purchased intangibles and stock-based compensation expenses). To meet this goal we must contain costs. We have several initiatives currently underway that include relocating production facilities from high-cost geographic areas to lower cost areas and streamlining certain warehousing activities to reduce duplicative functions. For instance, we are moving certain manufacturing operations to the Czech Republic to take advantage of reduced operating costs there compared to other areas in Europe. We also are aggressively pursuing manufacturing opportunities in the Asia-Pacific region. In fiscal 2006 we also intend to advance towards our operating margin goal by transitioning our operations in Europe and Asia onto our global enterprise resource planning system.

Product Portfolio Additions. We continue to invest in research and development initiatives and to search for appropriate acquisition opportunities to strengthen our core product portfolio. Our efforts are focused on opportunities within our existing markets, as well as opportunities in adjacent or related markets that will strengthen our product offerings. In addition, we are focused on acquisitions that may enhance our geographic operations. We also will continue to evaluate and monitor our existing business and product lines for growth and profitability potential. If we believe it necessary, we will deemphasize or divest product lines and businesses that we no longer believe can advance our strategic vision.

In fiscal 2004 and 2005, we divested five businesses that either were not profitable or that we did not believe fit within our strategic focus. We also completed three important acquisitions during this time.

In fiscal 2004, we acquired the KRONE Group ("KRONE"), a global supplier of connectivity solutions and cabling products used in public access and enterprise networks. KRONE's product and service offerings are an extension of our own core connectivity competencies. The acquisition of KRONE expanded our presence in the global marketplace and increased our percentage of sales outside the United States from approximately 25% in fiscal 2003 to approximately 45% in fiscal 2005. The acquisition also provided us with an established position in the enterprise customer market that augmented our historical service provider customer base.

In fiscal 2005, we acquired Fiber Optic Network Solutions Corp. ("FONS") and OpenCell, Corp. ("OpenCell"). FONS is a leading manufacturer of high-performance passive optical components and fiber optical cable packaging, distribution and connectivity solutions. The FONS acquisition expanded and enhanced our existing line of fiber-to-the-x solutions (i.e., the deployment of fiber based networks closer to the ultimate consumer, which is sometimes referred to as "FTTX") in a fast growing market. OpenCell is a manufacturer of digital fiber-fed Distributed Antenna Systems and shared multi-access radio frequency network equipment. The OpenCell acquisition enhanced our Digivance® wireless solutions that are used to extend coverage and accommodate growing capacity demands of wireless networks. Specifically, we believe the OpenCell technology will allow us to develop a Digivance® platform that will work across a wider range of communications frequencies and network protocols.

Our ability to implement our strategy effectively is subject to numerous uncertainties, the most significant of which are described in Part 1, Item 1A "Risk Factors" in this Form 10-K. We cannot assure you that our efforts will be successful.

Product and Service Offering Groups

Our Broadband Infrastructure and Access business focuses on broadband connectivity products for a variety of network applications, DSL offerings and wireless products that improve and extend network coverage and capacity. Broadband Infrastructure and Access products accounted for approximately 80.7%, 80.9%, and 77.2% of our net sales in fiscal 2005, 2004, and 2003, respectively.

Our Professional Services business focuses on planning, deploying and maintaining network infrastructure. Professional Services products and services accounted for approximately 19.3%, 19.1%, and 22.8% of our net sales in fiscal 2005, 2004, and 2003, respectively. The primary products and services offered by each of these segments are described below.

See Note 15 to the Consolidated Financial Statements in Item 8 of this Form 10-K for financial information regarding our two business segments as well as information regarding our assets and sales by geographic region.

Broadband Infrastructure and Access

Our Broadband Infrastructure and Access products are used in both public and enterprise (private business and government) networks. In public networks, our products are located primarily in serving offices for telephone, cable tv, wireless and other communication service providers. These facilities contain the equipment used in switching, routing and transmitting incoming and outgoing communications channels. Some of our products are also located in the public networks outside the serving offices and on end-users' premises. As FTTX and the need for more flexible wireless coverage solutions continue to expand, we expect to see growth in the use of our products outside the serving offices. Our enterprise, private and governmental network customers generally purchase our products for installation in the networks located on their premises. We also sell connection products for broadcast and entertainment facilities. Broadband Infrastructure and Access products consist of the following general product groupings:

Broadband Connectivity Systems and Components

Our connectivity devices are used in copper (twisted pair), coaxial, fiber-optic, wireless and broadcast communications networks. These products provide the physical interconnections between network components or access points into networks. Principally, these products include:

DSX and DDF Products. We manufacture digital signal cross-connect ("DSX") and digital distribution frame ("DDF") modules, panels and bays, which are designed to terminate and cross-connect copper channels and gain access to digital channels for Internet, data, video and voice transmission. Within our DSX and DDF product group, we offer solutions to meet global market needs for both twisted-pair and coaxial cable solutions.

FTTX Products. ADC's OmniReach™ product family of fiber distribution terminals, fiber access terminals, passive optical splitter modules, wavelength division multiplexer modules, connectors and drop cables is designed to bring flexibility in implementation and optimization of capital infrastructure to customers deploying FTTX.

Fiber Distribution Panels and Frame Products. Fiber distribution panels and frames, which are functionally similar to copper cross-connect modules and bays, provide interconnection points between fiber-optic cables entering a service provider's serving office and fiber-optic cables connected to fiber-optic equipment within the serving office. Our fiber distribution panels and frames are designed with special consideration of fiber-optic properties.

RF Signal Management Products. Our series of Radio Frequency ("RF") products are designed to meet the unique performance requirements of video, voice and data transmission over coaxial cable used in today's cable television networks and telephony carrier networks. Our RFWorx® product family leads the industry by offering the "plug-and-play" flexibility of combiners, splitters, couplers and forward/reverse amplification modules in a single platform designed for optimum cable management. The RFWorx system provides network design engineers with the full breadth of RF signal management tools that are essential in an evolving video, voice and data communications environment.

Power Distribution and Protection Panels. Our PowerWorx® family of circuit breaker and fuse panels are designed to power and protect network equipment in multi-service broadband networks.

Modular Fiber-Optic Cable Management Systems. Our FiberGuide® system is a modular cable management system that provides a segregated, protected method of storing and managing fiber-optic patch cords and cables within a service provider's serving office.

Structured Cabling Products. Our TrueNet® Structured cabling products are the cables, jacks, plugs, jumpers, frames and panels used to connect desk top systems like personal computers to the network switches and servers in large enterprise campuses and condominium high-rise buildings. Our TrueNet® cabling products include various generations of unshielded twisted-pair copper cable and apparatus capable of supporting varying bandwidth requirements, as well as multi-mode fiber systems used primarily to interconnect switches, servers and commercial campus locations.

Broadcast and Entertainment Products. Broadcast and Entertainment products are audio, video, data patching and connectors used to connect and access worldwide broadcast radio and television networks. The industry leading Pro-Patch® brand is recognized as the leader in digital broadcast patching. Products include our ProAx™ triaxial connectors preferred by operators of mobile broadcast trucks, DBS satellite and large venue, live broadcasts like the Olympic games. A new line of our HDTV products exceeds the highest performance standards in the new digital broadcast industry.

Other Connectivity Products. A variety of other products are used by telecommunications service providers and private networks to connect, monitor and test portions of their networks, such as patch cords, media converters, splitter products and jacks and plugs.

Wireless Systems and Components

Our wireless systems and components help improve and extend the coverage and capacity of wireless communications networks. These products include:

Cellular Coverage/Capacity Enhancement Solutions. Our Digivance® family of wireless systems products includes solutions that address a wide range of coverage and capacity challenges for wireless network operators. These solutions include (i) applications to address challenging locations such as tunnels, traffic corridors and urban centers, (ii) cellular base station hotels that serve significant segments of a metropolitan area, (iii) neutral host applications that serve multiple carriers simultaneously, and (iv) indoor products that provide complete coverage for a single building or an entire campus. These solutions are sold directly to the major cellular operators, to the national and regional carriers including those in rural markets, and to neutral host facility providers who lease or resell coverage and capacity to the cellular carriers.

Tower Top Amplifiers. We develop, manufacture and market the ClearGain® family of tower-top amplifier products, which are distributed globally for all major air interfaces. These products amplify a wireless signal and are sold primarily to wireless carriers.

Our wireless products improve signal quality by boosting the uplink signal of mobile systems to increase receiver performance and improve overall coverage. The improvements in quality of service allow mobile subscribers to place more calls, make longer calls, and successfully complete calls in an expanded geographic area.

Wireline Systems

Our Soneplex® and HiGain® wireline products enable communications service providers to deliver high capacity voice and data services over copper or optical facilities in the "last mile/kilometer" of communications networks, while integrating functions and capabilities that help reduce the capital and operating costs of delivering such services. The LoopStar product family provides our customers with a flexible and economical optical transport platform for both legacy voice and next-generation protocols. The LoopStar portfolio provides "last mile/kilometer" and inter-office data transport to support a variety of business service offerings at a variety of different transmission rates.

Professional Services

Professional services, which we offer in North America and Europe, consist of systems integration services for broadband, multiservice communications over wireline, wireless, cable and enterprise networks. Professional services are used to plan, deploy and maintain communications networks that deliver Internet, data, video and voice services to consumers and businesses.

Our professional services support both the multi-vendor and multi-service delivery requirements of our customers. These services support customers throughout the technology life-cycle, from network design, build-out, turn-up and testing to ongoing maintenance and training, and are utilized by our customers in creating and maintaining intra-office, inter-office or coast-to-coast networks. The provision of such services also allows us additional opportunities to sell our hardware products, thereby complementing our hardware business.

Sales and Marketing

Our products and services are used by customers in four primary markets:

- the U.S. public communications network market, which includes the four major U.S. telephone companies (Verizon, BellSouth, SBC and Qwest), other local telephone companies, long-distance carriers, wireless service providers, cable television operators and broadcasters;
- the public and private network markets outside of the United States;
- the U.S. private and governmental markets, which include business customers and governmental agencies that own and operate their own Internet, data, video and voice networks for internal use; and
- other communications equipment vendors, who incorporate our products into products and systems that they in turn sell into the three markets listed above.

Our customer base is relatively concentrated, with our top ten customers accounting for 42.7%, 46.9%, and 56.7% of our net sales in fiscal 2005, 2004, and 2003, respectively. The decline in these customer concentration levels from 2004 to 2005 is largely due to the KRONE acquisition, which gave us a more diversified customer base throughout the world. The majority of our sales are made to U.S. telecommunications service providers. Verizon, BellSouth, Qwest and SBC collectively accounted for approximately 25.7%, 30.7%, and 34.3% of our net sales during fiscal 2005, 2004, and 2003, respectively. Our largest customer, Verizon, accounted for 12.5%, 13.5%, and 12.9% of our sales in fiscal 2005, 2004, and 2003, respectively.

Outside the United States, we market our products to telephone operating companies, owners and operators of private enterprise networks, cable television operators and wireless service providers for networks located around the world. Our non-U.S. net sales accounted for approximately 45.4%, 39.5%, and 24.8% of our net sales in fiscal 2005, 2004, and 2003, respectively. Although the sales are not concentrated in any one country, our EMEA region (Europe, Middle East and Africa) accounted for the largest percentage of sales outside of North America. The increase in international sales is due primarily to our 2004 acquisition of KRONE, which has a greater mix of international sales.

Our direct sales force completes a majority of our sales. We maintain sales offices throughout the world. In the United States, our products are sold directly by our sales personnel as well as through value-added resellers, distributors and manufacturers' representatives. Outside the United States, our products are sold directly by our field sales personnel and by independent sales representatives and distributors, as well as through other public and private network providers that distribute products. Nearly all of our sales to enterprise networks outside the United States are conducted through third party distributors who have historical relationships with KRONE. We use these relationships to sell our historical products as well as KRONE's historical products.

We maintain a customer service group that supports our field sales personnel and our third-party distributors. The customer service group is responsible for application engineering, customer training, entering orders and supplying delivery status information. We also have a field service-engineering group that provides on-site service to customers.

Research and Development

We believe that our future success depends, in part, on our ability to adapt to the rapidly changing communications environment, to maintain our significant expertise in core technologies and continue to meet and anticipate our customers' needs. We continually review and evaluate technological changes affecting the communications market and invest in applications-based research and development. The focus of our research and development activities will change over time based on particular customer needs and industry trends as well as our decisions regarding those areas in which we believe we are most likely to achieve success. As part of our long-term strategy, we intend to continue an ongoing program of new product development that combines internal development efforts with acquisitions and strategic alliances relating to new products and technologies from sources outside ADC. Our expenses for internal research and development activities were $71.6 million, $59.1 million, and $59.9 million in fiscal 2005, 2004, and 2003, respectively. These amounts represented 6.1%, 7.6%, and 10.3% of our total revenues in each of those respective fiscal years. These percentages have decreased over time as we became more focused on the initiatives we will fund and as our operations became more concentrated in infrastructure products.

During fiscal 2005, our research and development activities were directed at primarily the following areas:

- connectivity products for FTTX initiatives;
- high-performance structured cables, jacks, plugs, jumpers, frames and panels to enable the use of increasingly higher-performance IP network protocols within private networks;
- connectivity products that enable the use of network protocols within the public communications network, which is used by our customers to more effectively deploy data services over their historic voice-based networks; and
- digital interfaces for wireless networks that will enable software-based products to interact with the physical elements of these networks.

New product development often requires long-term forecasting of market trends, the development and implementation of new processes and technologies and a prioritization of substantial capital commitment. Due to the uncertainties inherent in each of these elements, there can be no assurance that any new products we develop will achieve market acceptance or be profitable. In addition, as we balance product development with our efforts to achieve sustained profitability, we are more selective in our research and development in order to focus on projects that we believe directly advance our strategic aims and have a higher probability to return our investment.

Competition

Competition in the communications equipment industry is intense, particularly in light of reduced spending levels by our customers as well as the consolidation of our customer base. Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than us. In addition, rapid technological developments within the communications industry result in frequent changes among our group of competitors. Currently, our primary competitors include:

For Broadband Infrastructure and Access products: 3M, ADTRAN, Andrew, CommScope, Corning, Furukawa, Nexans, Powerwave, Schmitt, Telect, and Tyco.

For Professional Services: Alcoa Fujikawa, Butler, Graniou, Lucent Technologies, NEC, SAG, and SPIE.

We believe that our success in competing with other communications product manufacturers depends primarily on the following factors:

- our long-term customer relationships;
- our brand recognition and reputation as a financially sound long-term supplier to our customers;
- our engineering (research and development), manufacturing, sales and marketing skills;
- the price, quality and reliability of our products; and
- our delivery and service capabilities.

We experience increased pricing pressures from competitors, as well as general pricing pressure from our customers as part of their cost reduction efforts. Price will likely continue to be a major factor in the markets in which we compete and we believe our potential ability to offset any downward pressure on prices primarily would be driven by the above listed success factors.

We believe that technological change, the increasing addition of Internet, data, video and voice services to integrated broadband, multimedia networks, continuing regulatory changes and industry consolidation will continue to cause rapid evolution in the competitive environment of the communications equipment market. At this time, it is difficult to predict the full scope and nature of these changes. There can be no assurance that we will be able to compete successfully with existing or new competitors. Competitive pressures may materially and adversely affect our business, operating results or financial condition.

Manufacturing and Suppliers

We manufacture a variety of products that are primarily fabricated, assembled and tested in our own facilities around the world. In an effort to reduce costs and improve customer service, we generally attempt to manufacture our products in the region of the world where they will be deployed. Our strategy to reduce costs includes looking for opportunities to locate manufacturing in low-cost areas as competitive dynamics require. For instance, we recently announced an initiative to establish a manufacturing facility in the Czech Republic, which will replace and supplement other activities in Europe. We are also looking for ways in which we can respond quickly to changes in market factors in our manufacturing and supply chain. Like many companies in our industry, we are focusing on the Asia Pacific region as a potential place to locate manufacturing facilities. As part of our acquisition of FONS, we obtained additional manufacturing capabilities in China and Mexico. Our global sourcing team uses vendors from around the world to procure key components and raw materials at advantageous prices and lead times. The manufacturing process for our electronic products consists primarily of assembly and testing of electronic systems built from fabricated parts, printed circuit boards and electronic components. The manufacturing process for our connectivity products is vertically integrated and consists primarily of the fabrication of jacks, plugs, cables and other basic components from raw materials as well as the assembly of components and the testing of products. Our sheet metal, plastic molding, stamping and machining capabilities permit us to configure components to customer specifications, provide competitive lead times and control production costs. We also utilize several outsourced manufacturing companies to manufacture, assemble and test certain of our products within our Broadband Infrastructure and Access segment. We estimate that products obtained from outsourced manufacturers accounted for approximately 20% of our net sales for the Broadband Infrastructure and Access segment in fiscal 2005.

We purchase raw materials and component parts from many suppliers. These purchases consist primarily of copper wire, optical fiber, steel, brass, nickel-steel alloys, gold, plastics, printed circuit boards, solid state components, discrete electronic components and similar items. Although many of these items are single-sourced, we have experienced no significant difficulties to date in obtaining adequate quantities. At this time, we are experiencing some increase in the prices for raw materials we use to make our products. To date, we have been able to mitigate most of these increases through the greater purchasing power we now have following our acquisitions of KRONE and FONS. These circumstances could change, however, and we cannot guarantee that sufficient quantities or quality of raw materials and component parts will be as readily available in the future or, if available, that we will be able to obtain them at favorable prices.

Proprietary Rights

We own a portfolio of U.S. and foreign patents relating to our products. These patents, in the aggregate, constitute a valuable asset. We do not believe, however, that our business is dependent upon any single patent or any particular group of related patents.

We registered the initials "ADC" as well as the word "KRONE," each alone and in conjunction with specific designs, as trademarks in the United States and various foreign countries.

Seasonality

We believe the historical seasonality of our sales whereby there was stronger demand for our products during our fourth fiscal quarter ending October 31 may no longer apply to our business. This seasonality trend in our sales generally existed prior to the 2001-2003 downturn in the telecommunications equipment market when our business was more focused on central-office-based products. We believe our expansion into new growth markets of FTTX, wireless and enterprises may have changed this seasonality in our business. Our sales of these products have so far fluctuated from quarter to quarter, something we expect to continue. In addition, in fiscal 2005, it appears that many of our customers may have accelerated their annual capital spending in the first calendar-half of 2005. While the historical seasonality trend of our central-office-based business may no longer be apparent, we still expect sales in our first fiscal quarter to be lower than in other quarters. This is because of the number of holidays in that quarter and the development of capital spending budgets that many of our customers undertake during that time frame.

The working days by quarter in fiscal 2006 is 59 days in the first quarter, 65 days in the second quarter, 62 days in the third quarter and 66 days in the fourth quarter.

Employees

As of October 31, 2005, we employed approximately 8,200 people worldwide, which is an increase of approximately 700 employees since October 31, 2004. The increase includes employees hired for our manufacturing operations and approximately 90 employees who joined ADC as a result of the OpenCell and FONS acquisitions.

Executive Officers of the Registrant

Our executive officers are:

Name	Office	Officer Since	Age
Robert E. Switz	President and Chief Executive Officer	1994	59
Gokul V. Hemmady	Vice President, Chief Financial Officer	1997	45
Michael K. Pratt	Vice President, President, Wireline and Wireless Business Unit	2002	51
Patrick D. O'Brien	Vice President, President, Connectivity Business Unit	2002	42
Jeffrey D. Pflaum	Vice President, General Counsel and Secretary	1999	46
Laura N. Owen	Vice President, Human Resources	1999	49
Mary E. Quay	Vice President, Worldwide Operations	2002	54
James G. Mathews	Vice President and Controller	2005	54

Mr. Switz joined ADC in January 1994 and served as ADC's Chief Financial Officer from that date until August 2003, when he was named Chief Executive Officer. From 1988 to 1994, Mr. Switz was employed by

Burr-Brown Corporation, a manufacturer of precision micro-electronics, most recently as Vice President, Chief Financial Officer and Director, Ventures and Systems Business.

Mr. Hemmady joined ADC in October 1997. Mr. Hemmady served as ADC's Vice President and Treasurer from October 1997 until August 2003. From May 2002 until August 2003, he also served as our Controller. Mr. Hemmady was named Chief Financial Officer in August 2003. Prior to joining ADC, Mr. Hemmady was employed by U S WEST International, a communications service provider, where he served as Director of International Finance from January 1996 to September 1997.

Mr. Pratt joined ADC in June 2002 as President of ADC's Wireline Business Unit. In September 2004 he also was named President of ADC's Wireless Business Unit. Prior to joining ADC, Mr. Pratt served in a variety of positions, including Vice President and General Manager of the Access Systems Division of RELTEC Corporation, from 1996 to 1999. In March 1999, RELTEC Corporation was acquired by Marconi, Inc., a subsidiary of Marconi plc, a global telecommunications equipment and solutions company. Mr. Pratt continued to serve as the Vice President and General Manager of this business following its acquisition, until he was promoted to Executive Vice President of Marconi, Inc. in July 2000, a position he held until joining ADC.

Mr. O'Brien joined ADC in 1993 as a product manager for the company's industry-leading DSX products and, during the following eight years, he held a variety of positions of increasing responsibility in the product management area, including positions such as Vice President and General Manager of copper and fiber connectivity products. He was named President of ADC's Global Connectivity Solutions Business Unit in September 2004. From May 2004 through August 2004, Mr. O'Brien served as President and Regional Director of the Americas Region for ADC. Mr. O'Brien also served as President of our Copper and Fiber Connectivity Business Unit from October 2002 to May 2004. Prior to joining ADC, Mr. O'Brien was employed by Contel Telephone for six years in a network planning capacity.

Mr. Pflaum joined ADC in April 1996. Mr. Pflaum became Vice President, General Counsel and Secretary of ADC in March 1999 after having served as Associate General Counsel since April 1996. Prior to joining ADC, he was an attorney with the Minneapolis-based law firm of Popham Haik Schnobrich & Kaufman.

Ms. Owen joined ADC as Vice President, Human Resources in December 1997. Prior to joining ADC, Ms. Owen was employed by Texas Instruments and Raytheon (which purchased the Defense Systems and Electronics Group of Texas Instruments in 1997), manufacturers of high-technology systems and components. From 1995 to 1997, she served as Vice President of Human Resources for the Defense Systems and Electronics Group of Texas Instruments.

Ms. Quay joined ADC in 1977 and has served in a variety of positions over her 28-year career at ADC. During the last five years, Ms. Quay served as Vice President of Manufacturing/Operations, and during 2002, Ms. Quay was named Vice President, Worldwide Operations.

Mr. Mathews joined ADC in 2005 as Vice President and Controller. Prior to joining ADC, Mr. Mathews served as Vice President-Finance and Chief Accounting Officer for Northwest Airlines from 2000 to 2005. Prior to joining Northwest Airlines, Mr. Mathews was chief financial and administrative officer at CARE-USA, the world's largest private relief and development agency. Mr. Mathews also has held a variety of positions at Delta Air Lines, including service as Delta's corporate controller and corporate treasurer.

Item 1A. ***RISK FACTORS***

Our business faces many risks, all of which may not be described below. Additional risks of which we are currently unaware or believe to be immaterial may also result in events that could impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations may suffer, and the trading price of our common stock could decline.

Risks Related to Our Business

Our operating results were adversely affected by the significant downturn in the communications equipment industry and the slowdown in the United States economy that occured generally from 2001-2003, and there can be no assurance that we will consistently maintain operating profitability in the future.

Our operating results during fiscal 2001, 2002 and 2003 were significantly impacted by the substantial downturn in the telecommunications equipment industry. We incurred significant losses from continuing operations in our fiscal years 2001, 2002 and 2003. While we returned to profitability in fiscal 2004 and are currently profitable, it is not clear that we will be able to continue to achieve revenue and gross margin levels needed to sustain profitability. Further, the increase in our 2004 revenue was primarily because of our acquisition of KRONE in May 2004.

During this downturn, many of our customers reduced their equipment purchases and deferred capital spending. Our customers are dependent on the level of end-user demand for communications services, and they are likely to defer significant network expansions when they do not believe there is significant demand for greater Internet, data, video and voice services. During the downturn of the telecommunications industry that occurred in our fiscal years 2001, 2002 and 2003, some of our customers experienced serious financial difficulties, including bankruptcy filings or cessation of operations.

The general slowdown in the United States economy in the early part of this decade negatively impacted our business and operating results. If general economic conditions in the United States and globally do not continue to improve, and especially if they worsen, we may experience material adverse effects on our business, financial condition and results of operations. Further, when our customers announce spending initiatives that might positively impact sales of one or more of our products, it is possible these customers contemporaneously will reduce spending in a manner that would negatively impact one or more of our other products.

Shifts in our product mix may result in declines in our gross margin.

Our gross margins vary among our product groups and have fluctuated from quarter to quarter as a result of shifts in product mix (that is, how much of each product type we sell in any particular quarter), the introduction of new products, decreases in average selling prices and our ability to reduce manufacturing and other costs. We expect such fluctuation in gross profit to continue in the future. Both KRONE and FONS historically sold certain products at margins lower than the margins at which the majority of our products sold. The integration of KRONE has negatively impacted our gross profit margins, and it is likely that the integration of FONS will do so as well. In addition, our gross margins could decrease based on the amount of new products we sell that have lower startup gross margins.

We are becoming increasingly dependent on significant capital deployment initiatives driven by our customers.

Increasingly our business is focused upon the sale of products serving significant customer initiatives for increased broadband capabilities deep into their networks. Examples of products serving these initiatives include our FTTX products, wireless coverage solutions and products used in enterprise networks. These products generally are utilized outside the central offices, where we traditionally sold most of our products, of our customer and often are deployed in connection with the construction of specific network projects. To date, our experience has been that the deployment of capital for such network projects is driven by our customers' priorities and the needs of specific projects. For this reason, the demand for our products can fluctuate significantly from quarter to quarter. In addition, the competition to sell our products can be very intense as the projects often utilize new products that are not incumbent to networks. The continued sale of these products by us will also be contingent upon the continued build-out by our customers of networks that utilize these products and the acceptance of our products into such networks. We cannot assure that these deployments will continue or that our products will be selected for these deployments on a consistent basis.

Consolidation among our customers could result in our losing a customer or experiencing a slowdown as integration takes place.

We believe there likely will be continued consolidation among our customers in order for them to increase market share, diversify product portfolios and achieve greater economies of scale. Consolidation may impact our business as our customers focus on integrating their operations. We believe that in certain instances customers engaged in integrating large-scale acquisitions may scale back their purchases of network equipment while the integration is ongoing. Further, once consolidation occurs, our customers may choose to pare down the number of vendors they use to source their equipment, although we have not yet seen this impact. After a consolidation occurs, there can be no assurance that we will continue to supply equipment to the surviving communications service provider. The impact of significant mergers on our business is likely to be unclear until sometime after such transactions have closed.

Our sales could be negatively impacted if one or more of our key customers substantially reduces orders for our products.

Our customer base is relatively concentrated, with our top ten customers accounting for 42.7%, 46.9%, and 56.7% of net sales for fiscal years 2005, 2004, and 2003, respectively. While our acquisition of KRONE diversified our customer base, our recent acquisitions of FONS may have the effect of mitigating some of this diversification. If we lose a significant customer for any reason, including consolidation among our customer base, our sales and gross margins would be negatively impacted. Further, in the product areas where we believe the potential for revenue growth is most pronounced (e.g., FTTX initiatives and wireless products), our sales remain highly concentrated with the major telephone companies. The loss of sales due to a decrease in orders from a key customer could require us to record additional impairment and restructuring charges or exit a particular business or product line.

In the aftermath of Hurricane Katrina, we may experience a change in the sales of our products and services.

We sell our products and services to customers operating in some of the areas hardest hit by Hurricane Katrina. Communications networks have been impacted adversely, along with other infrastructure in this area. Although we are not certain about the effect that Hurricane Katrina may have on sales of our products and services, it is possible that we will experience slower sales in the near term while affected customers work to stabilize their networks and normalize operations. Moving forward, there may also be a temporary upturn in our sales as our customers work to replace damaged or destroyed network elements in the areas impacted by the hurricane. Conversely, our sales could decrease as our customers divert money from other parts of their budgets to spend on rebuilding.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance.

The communications equipment industry is characterized by rapid technological changes, evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements by our competitors. The introduction of products using new technologies or the adoption of new industry standards can make our existing products or products under development obsolete or unmarketable. For example, it is possible that FTTX initiatives may negatively impact sales of non-fiber products. In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions and to introduce new solutions to address our customers' changing demands.

We may not accurately predict technological trends or the success of new products in the communications equipment market. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and a substantial capital commitment. In addition, we do not know whether our products and services will meet with market acceptance or be profitable. Many of our competitors have greater engineering and product development resources than we do. Although we expect to continue to invest substantial resources in product development activities, our efforts to achieve and maintain profitability will require us to be more selective and focused with our research and development expenditures. If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, operating results and financial condition could be materially adversely affected.

Strategic changes to our product portfolio may not yield the benefits that we expect.

In connection with the downturn in the communications industry, we divested or ceased operating numerous product lines and businesses that either were not profitable or did not match our new strategic focus. We may make further divestitures or closures of product lines and businesses. In addition, we have recently made acquisitions that we believe are aligned with our current strategic focus.

The impact of potential changes to our product portfolio and the effect of such changes on our business, operating results and financial condition are evolving and not fully known at this time. If we acquire other businesses in our areas of strategic focus, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results and financial condition. Furthermore, we may not be able to retain key management, technical and sales personnel after an acquisition. In addition to these integration risks, if we acquire new businesses, we may not realize all of the anticipated benefits of these acquisitions. Divestitures or elimination of existing businesses or product lines could also have disruptive effects and may cause us to incur material expenses.

If we are unable to garner customer support for our combined portfolio following the FONS acquisition, we may not be able to realize the gains we anticipated.

Both ADC and FONS rely heavily on the business generated from one customer for a large percentage of sales in the FTTX space. If this particular customer decreases the amount of products it purchases, or seeks out additional suppliers for products rather than allowing us to consolidate the combined revenue share of both ADC and FONS, the efficiencies that we projected with this acquisition may not materialize.

If we seek to secure additional financing, we may not be able to obtain it. Also, if we are able to secure additional financing, our shareowners may experience dilution of their ownership interest or we may be subject to limitations on our operations.

We currently anticipate that our available cash resources, which include existing cash, cash equivalents and available-for sale securities, will be sufficient to meet our anticipated needs for working capital and capital expenditures to execute our near-term business plan, based on current business operations and economic conditions. If our estimates are incorrect and we are unable to generate sufficient cash flows from operations, we may need to raise additional funds. In addition, if one or more of our strategic acquisition opportunities exceeds our existing resources, we may be required to seek additional capital. We do not currently have any significant available lines of credit or other significant credit facilities, and we are not certain that we can obtain commercial bank financing on acceptable terms. If we raise additional funds through the issuance of equity or equity-related securities, our shareowners may experience dilution of their ownership interests and the newly issued securities may have rights superior to those of common stock. See "Risks Related to our Common Stock" below. If we raise additional funds by issuing debt, we may be subject to restrictive covenants that could limit our operating flexibility and interest payments could dilute earnings per share.

Our industry is highly competitive and subject to significant downward pricing pressure for our products.

Competition in the communications equipment and related services industry is intense. We believe our success in competing with other manufacturers of communications equipment products and related services will depend primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, our delivery and service capabilities and our control of operating expenses. We have experienced and anticipate greater pricing pressures from current and future competitors as well as our customers. Our industry is currently characterized by many vendors pursuing relatively few and very large customers, which provides our customers with the ability to exert significant pressure on their suppliers, both in terms of pricing and contractual terms. Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than we do. As a result, other competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements, or offer more aggressive price reductions.

Possible consolidation among our competitors could result in a loss of sales.

We expect to see continued consolidation among communication equipment vendors. This could result in our competitors becoming financially stronger and obtaining broader product portfolios. It is possible that such consolidation could lead to a loss of sales for us as our competitors increase their resources through consolidation.

Our operating results fluctuate significantly, and if we miss quarterly financial expectations, our stock price could decline.

Our operating results are difficult to predict and may fluctuate significantly from quarter to quarter. It is likely that our operating results in some periods will be below investor expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly earnings may be caused by many factors, including without limitation:

- the volume and timing of orders from and shipments to our customers;
- work stoppages and other developments affecting the operations of our customers;
- the timing of and our ability to obtain new customer contracts and sales recognition;
- the timing of new product and service announcements;
- the availability of products and services;
- the overall level of capital expenditures by our customers;
- market acceptance of new and enhanced versions of our products and services;
- variations in the mix of products and services we sell;
- the location and utilization of our production capacity and employees; and
- the availability and cost of key components.

Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, our operating results will be affected adversely.

In addition, prior to fiscal 2001 and during fiscal 2004, our operating results were subject to seasonal factors. We historically had stronger demand for our products and services in our fourth fiscal quarter ending October 31. Conversely, we typically experienced weaker demand for our products and services in the first fiscal quarter, primarily as a result of the number of holidays in late November, December and early January, the development of annual capital budgets by our customers, as well as a general industry slowdown, during that period. In our fourth fiscal quarter of 2005, we did not experience this historical pattern of seasonality, primarily because of less predictable spending patterns for our FTTX and wireless products.

The regulatory environment in which our customers operate is changing.

Although our business is not subject to a significant amount of direct regulation, the communications service industry in which our customers operate is subject to significant and evolving federal and state regulation in the United States as well as regulation in other countries. The United States Telecommunications Act of 1996 (the "Act") lifted certain restrictions on the ability of companies, including the major telephone companies and other ADC customers, to compete with one another. The Act also made other significant changes in the regulation of the telecommunications industry. These changes generally increased our opportunities to provide solutions for our customers' Internet, data, video and voice needs. The established telecommunications providers have stated that some of these changes have diminished the profitability of additional investments made by them in their networks, which reduces their demand for our products. Recently, however, the Federal Communications Commission ("FCC") ended the practice of forced "line-sharing", which means that major telephone companies are no longer legally mandated to lease space to DSL resellers. This ruling also included language allowing major telephone companies to maintain sole ownership of newly built networks that include fiber deployment (i.e., FTTX). While it is anticipated that this ruling will benefit us, there can be no assurance that it will have any impact on sales of our products.

Additional regulatory changes affecting the communications industry are anticipated both in the United States and internationally. A European Union directive on waste electrical and electronic equipment ("WEEE") and the restriction of hazardous substances ("RoHS") in such equipment is in the process of being implemented in member states. The directive sets a framework for producers' obligations in relation to manufacturing (including the amounts of named hazardous substances contained in products sold), labeling, and treatment, recovery and recycling of electronic products in the European Union. We have established policies and procedures to comply with these directives as they are implemented in various member states. Detailed regulations on practices and procedures related to WEEE and RoHS are evolving in member states.

These changes could affect our customers and alter demand for our products. Recently announced or future changes could also come under legal challenge and be altered, thereby reversing the effect of such regulations or changes and the impact we expected. In addition, competition in our markets could intensify as the result of changes to existing or new regulations. Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.

Customer payment defaults could have an adverse effect on our financial condition and results of operations.

As a result of adverse conditions in the communications market, some of our customers have experienced and may continue to experience serious financial difficulties. In some cases these difficulties have resulted or may result in bankruptcy filings or cessation of operations. If customers experiencing financial problems default on paying amounts owed to us, we may not be able to collect these amounts or recognize expected revenue. It is possible those customers from whom we expect to derive substantial revenue will default or that the level of defaults will increase. Any material payment defaults by our customers would have an adverse effect on our results of operations and financial condition.

Some of our competitors engage in financing transactions with some of their customers for the purchase of equipment. To remain competitive, it may become necessary for us to offer similar financing arrangements. If such financings occur, it would be our intent to sell all or a portion of these commitments and outstanding receivables to third parties. In the past, we have sold some receivables with recourse and have had to compensate the purchaser for the related losses.

Conditions in global markets could affect our operations.

Our sales outside the United States accounted for approximately 45.4%, 39.5%, and 24.8% of our net sales in fiscal 2005, 2004, and 2003, respectively. We expect non-U.S. sales to remain a significant percentage of net sales in the future. In addition to sales and distribution in numerous countries, we own or lease operations located in Australia, Austria, Belgium, Brazil, Canada, Chile, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Malaysia, Mexico, New Zealand, Norway, Philippines, Puerto Rico,

Russia, Singapore, South Africa, South Korea, Spain, Sweden, Taiwan, Thailand, the United Arab Emirates, the United Kingdom, the United States, Venezuela and Vietnam. Due to our non-U.S. sales and our non-U.S. operations, we are subject to the risks of conducting business globally. These risks include, without limitation:

- local economic and market conditions;
- political and economic instability;
- unexpected changes in or impositions of legislative or regulatory requirements;
- fluctuations in foreign currency exchange rates;
- tariffs and other barriers and restrictions;
- longer payment cycles;
- difficulties in enforcing intellectual property and contract rights;
- greater difficulty in accounts receivable collection;
- potentially adverse taxes; and
- the burdens of complying with a variety of non-U.S. laws and telecommunications standards.

We also are subject to general geopolitical and environmental risks, such as terrorism, political and economic instability, changes in the costs of key resources such as oil, changes in diplomatic or trade relationships and natural disasters. Economic conditions in many of the non-U.S. markets in which we do business represent significant risks to us.

We cannot predict whether our sales and business operations in these markets will be affected adversely by these conditions.

Instability in non-U.S. markets, which we believe is most likely to occur in the Middle East, Asia and Latin America, could have a negative impact on our business, financial condition and operating results. The wars in Afghanistan and Iraq and other turmoil in the Middle East and the global war on terror also may have negative effects on the operating results of some of our businesses. In addition to the effect of global economic instability on non-U.S. sales, sales to United States customers having significant non-U.S. operations could be impacted negatively by these conditions.

Our intellectual property rights may not be adequate to protect our business.

Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited. Accordingly, we cannot predict whether such protection will be adequate, or whether our competitors can develop similar technology independently without violating our proprietary rights. In addition, rights that may be granted under any patent application in the future may not provide competitive advantages to us. Intellectual property protection in foreign jurisdictions may be limited or unavailable. In addition, many of our competitors have substantially larger portfolios of patents and other intellectual property rights than us.

As the competition in the communications equipment industry intensifies and the functionality of the products further overlaps, we believe that companies are becoming increasingly subject to infringement claims. We have received and may continue to receive notices from third parties, including some of our competitors, claiming that we are infringing third-party patents or other proprietary rights. We have also asserted certain of our patents against third parties. We cannot predict whether we will prevail in any litigation over third-party claims, or whether we will be able to license any valid and infringed patents on commercially reasonable terms. It is possible that unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition. Any of these claims, whether with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements, which could be expensive. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business, financial condition and operating results could be affected adversely.

We are dependent upon key personnel.

Like all technology companies, our success is dependent on the efforts and abilities of our employees. Our ability to attract, retain and motivate skilled employees is critical to our success. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities who are necessary to the continued success or the successful integration of the acquired businesses.

Our recent initiatives to focus our business on core operations and products by restructuring and streamlining operations, including substantial reductions in our workforce, have created uncertainty on the part of our remaining employees regarding future employment with us. This uncertainty, together with our recent past history of operating losses and general industry uncertainty, may have an adverse effect on our ability to retain and attract key personnel.

Internal Controls.

Although we have now completed the documentation and testing of the effectiveness of our internal control over financial reporting for fiscal 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002, we expect we will have to incur continuing costs, including increased accounting fees and increased staffing levels, in order to maintain compliance with that section of the Sarbanes-Oxley Act. Further, if we complete acquisitions in the future, our ability to integrate operations of the acquired company could impact our compliance with Section 404. In the future, if we fail to complete the Sarbanes-Oxley 404 evaluation in a timely manner, or if our independent registered public accounting firm cannot attest in a timely manner to our evaluation or to the efficacy of our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Integration of Key Finance Employees.

In recent weeks, we have hired many new employees in our internal finance and accounting staff. Until such personnel become familiar with our operations, our ability to maintain effective internal controls over financial reporting could be impaired.

Product defects could cause us to lose customers and revenue or to incur unexpected expenses.

If our products do not meet our customers' performance requirements, our customer relationships may suffer. Also, our products may contain defects. Any failure or poor performance of our products could result in:

- delayed market acceptance of our products;
- delayed product shipments;
- unexpected expenses and diversion of resources to replace defective products or identify and correct the source of errors;
- damage to our reputation and our customer relationships;
- delayed recognition of sales or reduced sales; and
- product liability claims or other claims for damages that may be caused by any product defects or performance failures.

Our products are often critical to the performance of communications systems. Many of our supply agreements contain limited warranty provisions. If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could harm our business.

We may encounter difficulties obtaining raw materials and supplies needed to make our products and the prices of these materials and supplies are subject to fluctuation.

Our ability to produce our products is dependent upon the availability of certain raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time, there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for our products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations because of global market demands. Further, some raw materials or supplies may be subject to regulatory actions, which may affect available supplies. Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than our own may have a competitive advantage in obtaining raw materials and supplies due to greater purchasing power. Reduced supply and higher prices of raw materials and supplies may affect our business, operating results and financial condition adversely.

We rely upon our contract manufacturing relationships.

We have significant reliance on contract manufacturers to make certain of our products on our behalf. If these contract manufacturers do not fulfill their obligations to us, or if we do not properly manage these relationships, our existing customer relationships may suffer. We may outsource additional functions in the future.

We may encounter litigation that has a material impact on our business.

We are a party to various lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Many of these disputes may be resolved amicably without resort to formal litigation. The amount of monetary liability resulting from the ultimate resolution of these matters cannot be determined at this time. As of October 31, 2005, we had recorded approximately $8.4 million in loss reserves for certain of these matters. In light of the reserves we have recorded, at this time we believe the ultimate resolution of these lawsuits, proceedings and claims will not have a material adverse impact on our business, results of operations or financial condition. Because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial condition.

We are subject to risks associated with changes in commodity prices, interest rates, security prices, and foreign currency exchange rates.

We face market risks from changes in certain commodity prices, security prices and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. At times, we reduce this risk through the use of derivative financial instruments. However, we do not enter into derivative instruments for the purpose of speculation.

Also, we are exposed to market risks from changes in foreign currency exchange rates. From time to time, we hedge our foreign currency exchange risk. The objective of this program is to protect our net monetary assets and liabilities in non-functional currencies from fluctuations due to movements in foreign currency exchange rates. We attempt to minimize exposure to currencies in which hedging instruments are unavailable or prohibitively expensive by managing our operating activities and net assets position. As a result of our increased international exposure due to the KRONE acquisition, we may expand our foreign currency hedging program in the future. At October 31, 2005, the principal currency for which we have implemented a hedging strategy is the Australian dollar.

Risks Related to Our Common Stock

Our stock price is volatile.

Based on the trading history of our common stock and the nature of the market for publicly traded securities of companies in our industry, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially. These fluctuations could occur from day-to-day or over a longer period of time. The factors that may cause such fluctuations include, without limitation:

- announcements of new products and services by us or our competitors;
- quarterly fluctuations in our financial results or the financial results of our competitors or our customers;
- customer contract awards to us or our competitors;
- increased competition with our competitors or among our customers;
- consolidation among our competitors or customers;
- disputes concerning intellectual property rights;
- the financial health of ADC, our competitors or our customers;
- developments in telecommunications regulations;
- general conditions in the communications equipment industry;
- general economic conditions in the U.S. or internationally; and
- rumors or speculation regarding ADC's future business results and actions.

In addition, stocks of companies in our industry in the past have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

We have not in the past and do not intend in the foreseeable future to pay cash dividends on our common stock.

We have not in the past and currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance our operations and for general corporate purposes.

Anti-takeover provisions in our charter documents, our shareowner rights plan and Minnesota law could prevent or delay a change in control of our company.

Provisions of our articles of incorporation and bylaws, our shareowner rights plan (also known as a "poison pill") and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareowner may consider favorable and may limit the market price for our common stock. These provisions include the following:

- advance notice requirements for shareowner proposals;
- authorization for our Board of Directors to issue preferred stock without shareowner approval;
- authorization for our Board of Directors to issue preferred stock purchase rights upon a third party's acquisition of 15% or more of our outstanding shares of common stock; and
- limitations on business combinations with interested shareowners.

Some of these provisions may discourage a future acquisition of ADC even though our shareowners would receive an attractive value for their shares or a significant number of our shareowners believe such a proposed transaction would be in their best interest.

Item 1B. ***UNRESOLVED STAFF COMMENTS***

None.

Item 2. ***PROPERTIES***

We own our 500,000 sq. ft. corporate headquarters facility, which is located in Eden Prairie, Minnesota. During 2005, we reached agreement with Wells Fargo Financial Acceptance Minnesota, Inc. whereby they will lease approximately 110,000 square feet of this facility for a period of ten years.

In addition to our headquarters facility, our principal facilities as of October 31, 2005, consisted of the following:

- *Shakopee, Minnesota* — approximately 360,000 sq. ft., owned; general purpose facility used for engineering, manufacturing, and general support of our global connectivity products; and a second facility, approximately 50,000 sq. ft., leased; general purpose facility used for engineering, testing and general support for our wireless products;
- *Juarez and Delicias, Mexico* — approximately 327,000 sq. ft. and 139,000 sq. ft., respectively, owned; manufacturing facilities used for our global connectivity products;
- *Berlin, Germany* — approximately 619,000 sq. ft., leased; general purpose facility used for engineering, manufacturing, and general support of our global connectivity products;
- *Sidney, Nebraska* — approximately 382,000 sq. ft., owned; manufacturing facility used for our global connectivity products;
- *Berkely Vale, Australia* — approximately 98,000 sq. ft., owned; general purpose facility for engineering, manufacturing, and general support of our global connectivity products;
- *Bangalore, India* — approximately 88,000 sq. ft., owned; manufacturing facility used for our global connectivity products; and a second site in Bangalore, approximately 22,000 sq. ft., leased; general purpose facilities for engineering, sales, finance, information technology and back office applications;
- *Santa Teresa, New Mexico* — approximately 290,000 sq. ft., leased; global warehouse and distribution center facility with approximately 60,000 sq. ft. dedicated to selected finished product assembly operations; and
- *Muggelheim, Germany* — approximately 127,000 sq. ft., leased; general purpose facility used for engineering, staging, distribution and sales for our professional services business.

We also own or lease approximately 103 other facilities in the following locations: Australia, Austria, Belgium, Brazil, Canada, Chile, China, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Malaysia, Mexico, New Zealand, Norway, Philippines, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Taiwan, Thailand, the United Arab Emirates, the United Kingdom, the United States, Venezuela and Vietnam.

We believe the facilities used in our operations are suitable for their respective uses and are adequate to meet our current needs. On October 31, 2005 we maintained approximately 3.8 million square feet of active space (1.8 million square feet leased and 2.0 million square feet owned), and have irrevocable commitments for an additional 0.8 million square feet of inactive space, totaling approximately 4.6 million square feet of space at locations around the world. During fiscal year 2005, we continued to take steps to reduce and consolidate our facilities to use them more efficiently. In comparison, at the end of fiscal year 2004, we had 4.1 million square feet of active space, and irrevocable commitments for 1.5 million square feet of inactive space, totaling approximately 5.6 million square feet of space at locations around the world.

Item 3. *LEGAL PROCEEDINGS*

On May 19, 2003, we were served with a lawsuit that was filed in the United States District Court for the District of Minnesota. The complaint named ADC and several of our current and former officers, employees and directors as defendants. After this lawsuit was served, we were served with two substantially similar lawsuits. All three of these lawsuits were consolidated into a single lawsuit captioned In Re ADC Telecommunications, Inc. ERISA Litigation. This lawsuit has been brought by individuals who seek to represent a class of participants in our Retirement Savings Plan who purchased our common stock as one of the investment alternatives under the Retirement Savings Plan from February 2000 to present. The lawsuit alleges a breach of fiduciary duties under the Employee Retirement Income Security Act. On October 26, 2005, after mediation, the parties reached a conditional agreement to settle the case subject to various approvals, including approvals from an independent fiduciary and the court. Pending finalization, the amount and terms of the settlement are confidential. We do not expect, based on the conditional agreement, the resolution of this matter to have a material impact on our financial statements.

We are a party to various other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Many of these disputes may be resolved amicably without resort to formal litigation. The amount of monetary liability resulting from the ultimate resolution of these matters cannot be determined at this time. As of October 31, 2005, we had recorded approximately $8.4 million in loss reserves for certain of these matters. In light of the reserves we have recorded, at this time we believe the ultimate resolution of these lawsuits, proceedings and claims will not have a material adverse impact on our business, results of operations or financial condition. Because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial condition.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock, $0.20 par value, is traded on The NASDAQ Stock Market under the symbol "ADCT." The following table sets forth the high and low sales prices of our common stock for each quarter during our fiscal years ended October 31, 2005 and 2004, as reported on that market.

	2005		2004	
	High	Low	High	Low
First Quarter	$19.88	$14.70	$26.95	$16.24
Second Quarter	18.06	12.88	25.28	16.24
Third Quarter	26.27	15.33	19.96	14.70
Fourth Quarter	27.14	16.95	17.08	12.25

As of January 11, 2006, there were 11,026 holders of record of our common stock. We do not pay cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. On April 18, 2005, we announced a one-for-seven reverse split of our common stock. The effective date of the reverse split was May 10, 2005. All share, share equivalent and per share amounts have been adjusted to reflect the reverse stock split for all periods presented in this Form 10-K. We did not issue any fractional shares of our new common stock as a result of the reverse split. Instead, shareowners who were otherwise entitled to receive a fractional share of new common stock, received cash for the fractional share in an amount equal to the fractional share multiplied by the split adjusted price of one share of ADC's common stock. As a result, we have a treasury stock balance of 4,272 shares at $16.10 per share.

Item 6. *SELECTED FINANCIAL DATA*

The following table presents selected financial data for ADC. The data included in the following table has been restated to exclude the assets, liabilities and results of operations of certain businesses that have met the criteria for treatment as discontinued operations. The following summary information should be read in conjunction with the Consolidated Financial Statements and related notes thereto set forth in Item 8 of this Form 10-K.

FIVE-YEAR FINANCIAL SUMMARY
Years ended October 31

	2005	2004	2003	2002	2001
	(Dollars in millions, except per share data)				
Income Statement Data from Continuing Operations					
Net sales	$1,169.2	$ 773.4	$ 579.8	$ 803.4	$ 2,103.2
Gross profit	420.9	302.3	208.0	161.6	625.6
Research and development expense	71.6	59.1	59.9	106.8	201.9
Selling and administration expense	262.0	205.0	158.9	247.1	560.9
Operating (loss) income	72.3	24.6	(54.0)	(734.3)	(855.2)
Income (loss) before income taxes	92.7	35.6	(44.9)	(728.0)	(1,728.6)
Provision (benefit) for income taxes	7.2	2.0	(5.1)	249.4	(577.3)
Income (loss) from continuing operations	85.5	33.6	(39.8)	(977.4)	(1,151.3)
Earnings (loss) per diluted share from continuing operations	0.72	0.29	(0.35)	(8.60)	(10.24)
Balance Sheet Data					
Current assets	853.0	836.1	1,032.6	718.7	1,390.7
Current liabilities	286.6	302.0	266.8	405.8	604.2
Total assets	1,535.0	1,428.1	1,296.9	1,144.2	2,499.7
Long-term notes payable	400.0	400.0	400.0	10.5	2.1
Total long-term obligations	474.5	466.8	402.4	11.7	2.1
Shareowners' investment	773.9	659.3	627.7	732.2	1,893.4

FINANCIALS

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Marketplace Conditions

Our operating results for fiscal 2005 reflected significant growth in net sales when compared with fiscal 2004, even when excluding sales of KRONE and FONS, which we acquired in the third quarter of fiscal 2004 and the fourth quarter of fiscal 2005, respectively.

We believe that there is a general trend in our industry toward modest overall spending increases from the historical low levels experienced from fiscal 2001 through fiscal 2003. However, overall spending on communications equipment and services remains at significantly lower levels than existed prior to fiscal 2001 and customers appear to be selective about areas where they are willing to increase spending. Specifically, we believe that spending increases by our customers are likely to be more pronounced in FTTX initiatives as well as in the wireless and enterprise areas. We undertook our recent acquisition of FONS to help expand our position as a leader in the FTTX space.

We also believe that capital spending budgets remain constrained, and any increases in spending in specific areas therefore may cause service providers to decrease spending in other areas. Initiatives to increase spending on FTTX projects may be causing decreases in spending on other wireline initiatives. Ongoing consolidation among communications service providers may cause such companies to defer spending while they focus on integrating combined businesses. In addition, our industry continues to experience very intense competition and increased pricing pressure from our customers. Subject to telecom industry spending cycles, we currently anticipate at least slow year-over-year growth in the overall market for spending on communications equipment and services in the near term. There is increased competition among telephone, wireless and cable providers. This is causing service providers to upgrade their networks to offer Internet, voice, video and data services at low, often flat-rate, prices to attract and retain customers. The rate at which these providers respond to each other's competitive threats may impact the rate of sales growth we might experience and place pressure on our gross profit margins.

While we are cautious about our ability to be successful in achieving continued revenue growth, we believe several factors may provide us with the opportunity to increase our sales faster than growth in the overall market in our fiscal 2006. Such sales growth could be achieved through:

- new product offerings, such as our OmniReach™ FTTX solutions being deployed by several communications service providers and the growing acceptance of our Digivance® wireless coverage solution and our TrueNet® and CopperTen™ enterprise solutions;
- opportunities to cross-sell products among ADC's traditional customer base and the traditional customer base of KRONE following our acquisition of KRONE in May 2004; and
- increasing our market share in certain areas as we have done recently with respect to some of our product lines.

We continue to be dependent on telecommunications service providers for a majority of our sales, although this dependence has recently declined to some degree because of our KRONE acquisition. The four major U.S. telephone companies (Verizon, BellSouth, Qwest and SBC) accounted for 25.7%, 30.7% and 34.3% of our net sales for fiscal 2005, 2004 and 2003, respectively. The decline in these customer concentration levels from fiscal 2004 to fiscal 2005 is largely because the KRONE acquisition gave us a more diversified customer base throughout the world. However, the increased diversification may be offset by mergers among our customers or acquisitions we undertake, such as our recent acquisition of FONS. The long-term impact of customer mergers on our business is difficult to predict. In addition, in the product areas where we believe the potential for sales growth is most pronounced (e.g., FTTX initiatives, wireless products and enterprise), our sales remain highly concentrated with the large U.S. telephone and wireless companies.

We believe the historical seasonality of our sales, whereby the strongest demand for our products was during our fourth fiscal quarter ending October 31, may no longer apply to our business. This seasonality trend in our sales generally existed prior to the 2001-2003 downturn in the telecommunications equipment market when our business was more focused on central-office-based products. We believe our expansion into new growth markets of FTTX, wireless and enterprises may have changed this seasonality in our business. Our sales of these products have fluctuated from quarter to quarter, something we expect to continue. In addition, in fiscal 2005, it appears that many of our customers may have accelerated their annual capital spending in the first calendar-half of 2005. While the historical seasonality trend of our central-office-based business may no longer be apparent, we still expect sales in our first fiscal quarter to be lower than in other quarters. This is because of the number of holidays in that quarter and the development of annual capital spending budgets that many of our customers undertake during that time frame.

The working days by quarter in fiscal 2006 is 59 days in the first quarter, 65 days in the second quarter, 62 days in the third quarter and 66 days in the fourth quarter.

We are continuing to focus on ways to conduct our operations more efficiently and to reduce costs. During the downturn in the telecommunications equipment industry in fiscal years 2001 through 2003, we took significant cost-reduction measures. We believe most of our restructuring activity related to that downturn is completed, but we continue to pursue expense reductions. For example, the integration of the KRONE acquisition has presented opportunities to reduce costs through the consolidation of duplicative facilities, the movement of operations into lower cost locations and the elimination of duplicative processes and personnel functions. Following our acquisition of FONS, we will seek additional opportunities to reduce costs and gain economies of scale, although such opportunities are more limited because the operations of FONS are significantly smaller than were those of KRONE when we completed that acquisition. Accordingly, we anticipate incurring additional restructuring charges in future periods associated with our ongoing initiative to be a cost leader.

We intend to continue to explore additional product line or business acquisitions that are complimentary to our communications infrastructure business. We believe our acquisition of FONS will enhance our FTTX and other connectivity solution offerings. In addition, we recently completed the acquisition of OpenCell, which should enhance our Digivance wireless coverage solution offering. We expect to fund other potential acquisitions with existing cash resources, the issuance of shares of common or preferred stock, the issuance of debt or equity-linked securities or through some combination of these alternatives. In addition, we will continue to monitor all of our businesses and may determine that it is appropriate to sell or otherwise dispose of certain operations. For example, in the third quarter of fiscal 2005, we completed the sale of our professional services operations in the United Kingdom. This sale was completed primarily because the business was not profitable and we did not believe we were realizing sufficient sales of our hardware products through this part of our services operation.

A detailed description of many of the risks to our business can be found in Item 1A under the caption "Risk Factors."

Results of Operations

The following table contains information regarding the percentage of net sales represented by certain income and expense items from continuing operations for the three fiscal years ended October 31, 2005, 2004, and 2003 and the percentage changes in the dollar amounts of these income and expense items from year to year:

	Percentage of Net Sales			Percentage Increase (Decrease) Between Periods	
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Net sales	100.0%	100.0%	100.0%	51.2%	33.4%
Cost of sales	(64.0)	(60.9)	(64.1)	58.8	26.7
Gross profit	36.0	39.1	35.9	39.2	45.3
Operating expenses:					
Research and development	(6.1)	(7.7)	(10.3)	21.2	(1.3)
Selling and administration	(22.4)	(26.5)	(27.4)	27.8	29.0
Impairment charges	—	(0.2)	(2.7)	(82.4)	(89.1)
Restructuring charges	(1.3)	(1.5)	(4.8)	23.5	(56.9)
Operating income (loss)	6.2	3.2	(9.3)	193.9	145.6
Other income (expense), net:					
Interest income, net	0.6	0.5	1.1	91.9	(39.3)
Other, net	1.1	0.9	0.5	82.2	143.3
Income (loss) before income taxes	7.9	4.6	(7.7)	160.4	179.3
(Provision) benefit for income taxes	(0.6)	(0.3)	0.9	260.0	139.2
Income (loss) from continuing operations	7.3%	4.3%	(6.8)%	154.5%	184.4%

The table below sets forth our net sales from continuing operations for the three fiscal years ended October 31 for each of our reportable segments described in Item 1 of this Form 10-K (in millions).

	2005		2004		2003	
Operating Segment	Net Sales	%	Net Sales	%	Net Sales	%
Broadband Infrastructure and Access	$ 943.9	80.7%	$625.8	80.9%	$447.4	77.2%
Professional Services:						
Product	54.0		55.4		37.3	
Service	171.3		92.2		95.1	
Total Professional Services	225.3	19.3%	147.6	19.1%	132.4	22.8%
Total	$1,169.2	100.0%	$773.4	100.0%	$579.8	100.0%

Overview of Acquisition and Divestiture Activities

On August 26, 2005, we completed the acquisition of Fiber Optic Network Solutions Corp. ("FONS"), a leading manufacturer of high-performance passive optical components and fiber optic cable packaging, distribution and connectivity solutions. With the addition of FONS, we became one of the largest suppliers of FTTX solutions in the United States according to proprietary market share estimates. The results of FONS subsequent to August 26, 2005 are included in our results of operations.

On May 24, 2005, we sold ADC Systems Integration UK Limited ("SIUK"), which was our professional services unit in the United Kingdom, for a nominal amount and recorded a loss of $6.3 million on the disposition. This business had been included in our Professional Services segment. The results of SIUK are reported separately as discontinued operations for all periods presented.

On May 6, 2005, we completed the acquisition of OpenCell, Corp. ("OpenCell"), a manufacturer of digital fiber-fed Distributed Antenna systems and shared multi-access radio frequency network equipment. The acquisition of OpenCell allows us to incorporate OpenCell's technology into our existing Digivance wireless solutions, which are used by wireless carriers to extend network coverage and accommodate ever-growing capacity demands. The results of OpenCell subsequent to May 6, 2005 are included in our results of operations.

On November 19, 2004, we completed the sale of our Metrica service assurance software group and recorded a gain of $32.6 million on the disposition. This business had been included in our Professional Services segment. The results of Metrica are reported separately as discontinued operations for all periods presented.

On May 18, 2004, we completed the acquisition of KRONE, a global supplier of connectivity solutions and cabling products used in public access and enterprise networks, from GenTek, Inc. This acquisition increased our network infrastructure business and expanded our presence in the international marketplace. The results of KRONE subsequent to May 18, 2004 are included in our results of operations.

During fiscal 2004, we sold our BroadAccess40 business, the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software, and the business related to our Singl.eView product line. The results of these businesses are reported separately as discontinued operations for all periods presented.

Net Sales

Fiscal 2005 vs. Fiscal 2004

Net sales were $1,169.2 million and $773.4 million for fiscal 2005 and 2004, respectively, a 51.2% increase (23.5% exclusive of the KRONE acquisition). The KRONE acquisition accounted for 64.2% of the net sales increase over fiscal 2004. Sales generated from FONS and OpenCell in fiscal 2005 following their acquisitions do not constitute a significant portion of 2005 net sales. Excluding the KRONE acquisition, our sales growth for fiscal 2005 was driven by strong, broad-based growth among our comprehensive communication infrastructure solutions. International net sales were 45.4% and 39.5% of our net sales in fiscal 2005 and 2004, respectively. The increase in international sales is due primarily to our acquisition of KRONE, which has a greater mix of international sales.

During fiscal 2005, net sales of Broadband Infrastructure and Access products increased by 50.8% compared to fiscal 2004. Our Broadband Infrastructure and Access segment includes infrastructure (Connectivity) and access (Wireless and Wireline) products. The inclusion of sales by KRONE beginning on May 18, 2004, accounts for 69.0% of the increase for fiscal 2005, with the remaining increase primarily due to increased sales of our legacy Broadband Infrastructure and Access products.

For fiscal 2005, net sales of our Connectivity products increased 70.1% compared to fiscal 2004, with the KRONE acquisition accounting for 66.2% of the increase. Sales of our fiber connectivity products represented 27.7% of the net connectivity increase over fiscal 2004, largely the result of increased sales of our OmniReach FTTX products, which had minimal sales in fiscal 2004. Sales of FTTX products have fluctuated quarter over quarter, and we expect this trend to continue, based on the timing of customer deployments.

For fiscal 2005, net sales of our Wireless products increased 38.6% compared to fiscal 2004. This was largely a result of increased demand for our Digivance products, due to production of a new product, as well as an improved supply chain for certain Digivance components. Sales of our Digivance products are continuing to grow because of sales to Verizon and Nextel for deployments in large North American cities. However, sales of Digivance have fluctuated, and are expected to continue to fluctuate, from one quarter to the next due to the timing of new products and customer.deployments.

In fiscal 2005, net sales of our Wireline products decreased by 27.6% compared to fiscal 2004. This decrease was caused primarily by a general industry-wide decline in the market demand for high-bit-rate digital subscriber line products as carriers undertake product substitution by delivering fiber and Internet Protocol services closer to end-user premises. We expect this industry-wide trend in market demand to continue into the future.

Net sales of our Professional Services segment increased 52.6% compared to fiscal 2004, with the KRONE acquisition representing 44.5% of the increase. In addition, increased sales to several key customers contributed to the growth in net sales of professional services.

Fiscal 2004 vs. Fiscal 2003

Net sales were $773.4 million and $579.8 million for fiscal 2004 and 2003, respectively, which was a 33.4% increase. International net sales were 39.5% and 24.8% of our net sales in fiscal 2004 and 2003, respectively.

During fiscal 2004, net sales of Broadband Infrastructure and Access products increased by 40.6% compared to fiscal 2003. Our Broadband Infrastructure and Access segment includes infrastructure (Connectivity) and access (Wireless and Wireline) products. The inclusion of sales by the KRONE Group beginning on May 18, 2004, accounts for 82.8% of the increase for fiscal 2004 with the remaining increase being accounted for primarily through increased sales of Connectivity and Wireless products.

For fiscal 2004, sales of our Connectivity and Wireless products increased 67.1% and 98.7%, respectively, compared to fiscal 2003. The inclusion of $149.2 million in sales by KRONE beginning on May 18, 2004, as well as FTTX sales, accounted for 87.8% of the increase in Connectivity product sales for fiscal 2004. The remaining increase in Connectivity sales was attributable primarily to increased spending by our customers in the legacy central office space. Wireless sales increased primarily due to growing acceptance of our Digivance product.

For fiscal 2004, net sales of our Wireline products decreased by 21.6% from the comparable 2003 period. The decrease in Wireline product sales was caused by a combination of decreased volumes and price reductions resulting from decreased demand for certain types of products within the industry generally and competitive pressures.

Net sales of our Professional Services segment increased by 11.5% from $132.4 million in fiscal 2003 to $147.6 million in fiscal 2004. The inclusion of KRONE's professional services business ("KRONE Services") resulted in a $22.1 million increase in net sales in fiscal 2004. This increase, however, was partially offset by a 5.2% decline in sales of ADC's historical professional services. Excluding KRONE Services, a significant customer of our Professional Services segment represented 11.9% of revenue in fiscal 2004 compared to 31.3% in fiscal 2003. The decreased spending by this customer, however, was largely offset by market share gains with other customers.

Gross Profit

Fiscal 2005 vs. Fiscal 2004

Gross profit percentages were 36.0% (37.3% exclusive of the KRONE acquisition) and 39.1% (39.7% exclusive of the KRONE acquisition) during fiscal 2005 and 2004, respectively. The acquisition of FONS and OpenCell do not constitute a significant portion of 2005 gross profit. The decrease in gross profit percentage was due to increases in sales of lower margin products, many of which came to us through our acquisition of KRONE. Overall, increased sales from FTTX products and Professional Services segment, both of which are lower margin businesses, were partially offset by an increase in sales of our higher margin Connectivity and Wireless products. The mix of products we sell is variable; as a result, our future gross margin rate is difficult to predict accurately.

Fiscal 2004 vs. Fiscal 2003

During fiscal 2004 and 2003, gross profit percentages were 39.1% and 35.9%, respectively. The 3.2% increase in gross profit percentage was due to a more favorable sales mix toward higher margin products and a reduction in our fixed costs of sales as a result of our restructuring activities.

We also benefited from production efficiencies and cost reductions resulting from more favorable supplier pricing, which was the result of increased purchasing power due to the KRONE acquisition and the outsourcing of portions of our manufacturing operations.

Operating Expenses

Fiscal 2005 vs. Fiscal 2004

Total operating expenses for fiscal 2005 and 2004 were $348.6 million and $277.7 million, respectively, representing 29.8% and 35.9% of net sales, respectively. KRONE operating expenses were $96.4 million and $44.8 million for fiscal 2005 and 2004, respectively. The acquisitions of FONS and OpenCell do not constitute a significant portion of fiscal 2005 operating expenses. Excluding the effect of the KRONE operating expenses, operating expenses increased 8.3% compared to fiscal 2004, mainly due to the change in selling and administration expenses discussed below.

Research and development: Research and development expenses were $71.6 million and $59.1 million for fiscal 2005 and fiscal 2004, respectively, an increase of 21.2% compared to fiscal 2004. This increase was almost entirely attributable to spending on projects related to KRONE based products. Given the rapidly changing technological and competitive environment in the communications equipment industry, continued commitment to product development efforts will be required for us to remain competitive. Accordingly, we intend to continue to allocate substantial resources, as a percentage of our net sales, to product development in each of our segments. Most of our research and development will be directed towards projects that we believe directly advance our strategic aims and have a higher probability to return our investment.

Selling and administration: Selling and administration expenses were $262.0 million and $205.0 million for fiscal 2005 and fiscal 2004, respectively, an increase of 27.8% (11.4% exclusive of the KRONE acquisition) compared to fiscal 2004. The increase in selling and administrative expenses is due primarily to incentive payments made to employees in fiscal 2005 that have been partially offset by a decrease in the number of leased facilities. In addition, in fiscal 2004, there were $6.0 million of one-time benefits, primarily due to bad debt recoveries for which we previously had established reserves.

In fiscal 2005, we incurred added administrative expense, including external advisory fees of $4.0 million associated with the requirements to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 requires us to conduct a thorough evaluation of our internal control over financial reporting. While we expect such fees to decline in the future, there is an ongoing need for us to allocate internal resources and to work with independent advisors in this process.

Impairment charges: Impairment charges declined in fiscal 2005 ($0.3 million compared to $1.7 million in fiscal 2004). In fiscal 2005 we wrote-off certain manufacturing equipment and leasehold improvements when it was determined that these assets had no further value.

Restructuring charges: Restructuring charges of $14.7 million in fiscal 2005 and $11.9 million in fiscal 2004 relate principally to employee severance and facility consolidation costs resulting from the closure of facilities and other workforce reductions attributable to our efforts to reduce costs. During fiscal 2005, approximately 500 employees were impacted by reductions in force, principally in our Broadband Infrastructure and Access segment. During fiscal 2004, approximately 200 employees were impacted by reductions in force, principally in corporate functions.

Fiscal 2004 vs. Fiscal 2003

Total operating expenses for fiscal 2004 and 2003 were $277.7 million and $262.0 million, respectively, representing 35.9% and 45.2% of net sales, respectively. Included in these operating expenses were restructuring charges of $11.9 million and $27.6 million, respectively, and impairment charges of $1.7 million and $15.6 million, respectively. KRONE operating expenses were $44.8 million in fiscal 2004, representing costs incurred from and after the close of the acquisition on May 18, 2004. Excluding KRONE, operating expenses decreased 11.1% in fiscal 2004. Although the largest factor in the decrease in operating expenses was the reduction in the amount of our restructuring and impairment charges, our operating expenses also declined due to the ongoing cost savings from those restructuring efforts.

Research and development: Research and development expenses were $59.1 million for fiscal 2004 compared to $59.9 million for fiscal 2003, a decrease of 1.3%. KRONE represented 5.8% of the fiscal 2004 expense. We allocate substantial resources, as a percentage of net sales, to product development in each of our operating segments.

Selling and administration: Selling and administration expenses increased 29.0% from $158.9 million in fiscal 2003 to $205.0 million in fiscal 2004. KRONE represented 93.9% of the increase in fiscal 2004. The remaining increase was due to $3.8 million of KRONE integration costs and $6.6 million of increased incentive accruals, partially offset by $4.4 million of decreased facility costs resulting from ongoing restructuring.

Impairment charges: Impairment charges represent a write-down of the carrying value of fixed assets to their estimated fair market value. These charges declined in fiscal 2004 compared to fiscal 2003 ($1.7 million compared to $15.6 million). In fiscal 2004, we recorded an impairment charge for a building included in assets held for sale when it was determined the carrying value for the property exceeded market value. The fair market value was determined based on an examination of sales prices for similar properties. Impairment charges affected both the Broadband Infrastructure and Access segment and the Professional Services segment.

Fiscal 2003 impairment charges consisted solely of property and equipment impairments, which impacted both the Broadband Infrastructure and Access segment and the Professional Services segment, and were caused by our plan to dispose of excess equipment. The fair market value was determined using external sources, primarily proceeds received from previous equipment sales or estimates of discounted cash flows.

Restructuring charges: Restructuring charges represent the direct costs of consolidating certain leased facilities and severance costs for workforce reductions. Our restructuring charges also declined significantly in fiscal 2004 compared to fiscal 2003 ($11.9 million compared to $27.6 million). The fiscal 2004 restructuring charges consisted of $9.3 million of employee severance for workforce reductions and $2.6 million of facility consolidation charges. Employee terminations affected both the Broadband Infrastructure and Access segment and the Professional Services segment.

The $27.6 million of restructuring charges in fiscal 2003 related to our actions to downsize our business in response to declining sales. These restructuring charges include $23.5 million of employee severance and $4.1 million of facility consolidation charges.

See Note 16 to the Consolidated Financial Statements in Item 8 of this Form 10-K for a further discussion of our impairment and restructuring charges.

Other Income, Net

Fiscal 2005 vs. Fiscal 2004

Other income, net for fiscal 2005 and 2004 was $20.4 million and $11.0 million, respectively.

The net interest income (expense) category represents interest income on cash and cash equivalents and available-for-sale securities as well as interest expense on debt. Interest income was $18.3 million in fiscal 2005 compared to $12.4 million in fiscal 2004. Interest income increased in fiscal 2005 due to higher yields on our short-term investments. Interest expense was $11.2 million in fiscal 2005 compared to $8.8 million in fiscal 2004. Interest expense increased in fiscal 2005 due to an increase in the interest rate on the variable rate convertible notes. In addition, we recorded both a $9.0 million gain on a sale of a note receivable and a $4.2 million gain on the sale of fixed assets in other income.

Fiscal 2004 vs. Fiscal 2003

Other income, net for fiscal 2004 and 2003 was $11.0 million and $9.1 million, respectively.

Interest income was $12.4 million and $9.7 million in fiscal 2004 and 2003, respectively. Interest income increased in fiscal 2004 compared to fiscal 2003 primarily due to higher average cash balances maintained during the first half of fiscal 2004 and higher yields on our short-term investments. Interest expense was $8.8 million and $3.6 million in fiscal 2004 and 2003, respectively. Interest expense increased in fiscal 2004 due to inclusion of interest expense for the convertible notes for a full year.

Write-down, sale or conversion of investments

During fiscal 2005, 2004 and 2003, we sold common stock of certain companies in our portfolio and two investments in non-publicly traded securities for aggregate gains of $0.0 million, $4.8 million and $0.9 million, respectively.

Acquisitions

On August 26, 2005 we completed the acquisition of FONS, a leading manufacturer of high-performance passive optical components and fiber optic cable packaging, distribution and connectivity solutions. With the addition of FONS, we become one of the largest suppliers of FTTX solutions in the United States. The results of FONS subsequent to August 26, 2005 are included in our results of operations.

In this transaction, we acquired all of the outstanding shares of FONS in exchange for cash paid of $166.1 million (net of cash acquired) and certain assumed liabilities of FONS. $34.0 million of the purchase price will be held in escrow for up to two years to address potential indemnification claims of ADC. In addition, ADC placed approximately $6.7 million into a trust account to be paid to FONS employees over the course of nine months. As of October 31, 2005, $4.1 million had been paid to FONS employees. We acquired $83.3 million of intangible assets as part of the purchase (see Note 7 to the Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion of intangible assets). $3.3 million was allocated to in-process research and development for new technology development, which was immediately written-off. Goodwill of $70.9 million was recorded in the transaction and assigned to our Broadband Infrastructure and Access segment. None of this goodwill, intangible assets and in-process research and development is deductible for tax purposes.

FINANCIALS

On May 6, 2005, we completed the acquisition of OpenCell, a manufacturer of digital fiber-fed distributed antenna systems and shared multi-access radio frequency network equipment. The acquisition of OpenCell will allow us to incorporate OpenCell's technology into our existing Digivance wireless solutions, which are used by wireless carriers to extend network coverage and accommodate ever-growing capacity demands. The results of OpenCell subsequent to May 6, 2005 are included in our results of operations.

We purchased OpenCell from Crown Castle International Corp for $7.1 million in cash and certain assumed liabilities. Included in the purchase was $4.7 million of intangible assets (see Note 7 to the Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion of intangible assets). No amounts were allocated to in-process research and development, because OpenCell did not have any new products in development at the time of the acquisition. No goodwill was recorded in the transaction.

On May 18, 2004, we completed the acquisition of KRONE from GenTek, Inc. This acquisition increased our network infrastructure business and substantially expanded our presence in the international marketplace. The results of KRONE subsequent to May 18, 2004 are included in our results of operations.

In this transaction, we acquired all of the outstanding capital stock of KRONE in exchange for $294.4 million in cash (net of cash acquired) and certain assumed liabilities of KRONE. The purchase included $78.1 million of intangible assets (see Note 7 to the Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion of intangible assets). No amounts were allocated to in-process research and development, because KRONE did not have any new products in development at the time of the acquisition. Goodwill of $169.6 million was recorded in the transaction and assigned to our Broadband Infrastructure and Access segment. Substantially none of this goodwill is deductible for tax purposes.

No businesses were acquired during fiscal 2003.

Discontinued operations

In the third quarter of fiscal 2005, we sold our SIUK business. In the first quarter of fiscal 2005, we sold our Metrica service assurance software group. During fiscal 2004, we sold our BroadAccess40 business, the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software, and the business related to our Singl.eView product line. In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* these businesses were classified as discontinued operations in fiscal 2005 and 2004 and the financial results are reported separately as discontinued operations for all periods presented.

ADC Systems Integration UK Limited

During the third quarter of fiscal 2005, we sold our SIUK business for a nominal amount. As of October 31, 2005, a loss of $6.3 million has been recorded in connection with the sale. The transaction closed on May 24, 2005. This business had been included in our Professional Services segment. We classified this business as a discontinued operation in the third quarter of fiscal 2005.

Metrica

During the fourth quarter of fiscal 2004, we entered into an agreement to sell the business related to our Metrica service assurance software group to Vallent Corporation (formerly known as WatchMark Corporation) ("Vallent") for a cash purchase price of $35.0 million, subject to purchase price adjustments, and a $3.9 million equity interest in Vallent. The transaction closed on November 19, 2004. The equity interest constitutes less than a five percent ownership in Vallent and is therefore accounted for under the cost method. This business had been included in our Professional Services segment. We classified this business as a discontinued operation in the fourth quarter of fiscal 2004. We recognized a gain on the sale of $32.6 million.

BroadAccess40

During the first quarter of fiscal 2004, we entered into an agreement to sell our BroadAccess40 business, which was included in our Broadband Infrastructure and Access segment. This transaction closed on February 24, 2004. We classified this business as a discontinued operation beginning in the first quarter of fiscal 2004. We recorded a loss on the sale of $6.8 million.

The purchasers of the BroadAccess40 business acquired all of the capital stock of our subsidiary that operated this business and assumed substantially all associated liabilities, with the exception of a $7.5 million note payable that we paid in full prior to the closing of the transaction. The purchasers issued a promissory note for $3.8 million that was fully paid to us in May of 2005.

Cuda/FastFlow

During the third quarter of fiscal 2004, we entered into an agreement to sell the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software to BigBand Networks, Inc. ("BigBand"). This transaction closed on June 29, 2004. The business had been included in our Broadband Infrastructure and Access segment. In consideration for this sale, we were issued a non-voting minority interest in BigBand, which has a nominal value. We also provided BigBand with a non-revolving credit facility of up to $12.0 million with a term of three years. As of October 31, 2005, $7.0 million was drawn on the credit facility. We classified this business as a discontinued operation beginning in the third quarter of fiscal 2004. We recorded a loss on the sale of $4.9 million.

Singl.eView

During the third quarter of fiscal 2004, we entered into an agreement to sell the business related to our Singl.eView product line to Intec Telecom Systems PLC ("Intec") for a cash purchase price of $74.5 million, subject to purchase price adjustments. The transaction closed on August 27, 2004. This business had been included in our Professional Services segment. We also agreed to provide Intec with a $6.0 million non-revolving credit facility with a term of 18 months. As of October 31, 2005, $4.0 million was drawn on the credit facility. We classified this business as a discontinued operation in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, we recognized a gain on the sale of $61.7 million. In fiscal 2005, we recognized an income tax benefit of $3.7 million from the resolution of certain income tax contingencies related to Singl.eView. In connection with the sale, the parties agreed to a post closing financial true-up mechanism related to certain working capital measurements.

The financial results of our BroadAccess40, Cuda/FastFlow, Singl.eView, Metrica and SIUK businesses included in discontinued operations are as follows (in millions):

	2005	2004	2003
Revenue	$ 8.4	$113.9	$198.7
Loss from discontinued operations	$ (1.3)	$ (67.2)	$ (36.9)
Gain on sale of discontinued operations, net	26.5	50.0	—
Gain (loss) from discontinued operations	$25.2	$ (17.2)	$ (36.9)

No businesses were discontinued during fiscal 2003.

Income Taxes

Fiscal 2005 vs. Fiscal 2004 vs. Fiscal 2003

Note 10 to the Consolidated Financial Statements in Item 8 of this Form 10-K describes the items which have impacted our effective income tax rate for fiscal 2005, 2004 and 2003.

As a result of our cumulative losses in fiscal 2001 and 2002 and the full utilization of our loss carryback potential, we concluded during the third quarter of fiscal 2002 that a full valuation allowance against our net deferred tax assets was appropriate. Since the third quarter of fiscal 2002, we have continued to provide a nearly full valuation allowance against our net deferred tax assets. See Note 10 to the Consolidated Financial Statements in Item 8 of this Form 10-K for further information regarding the valuation allowance.

We recorded an income tax provision totaling $7.2 million and $2.0 million for fiscal 2005 and 2004, respectively, primarily attributable to our foreign operations. The income tax provision attributable to our U.S. operations is minimal since the tax on this income is offset with the realization of deferred tax assets, which have a full valuation allowance.

In fiscal 2003, we recorded an income tax benefit totaling $5.1 million. This benefit is primarily attributable to the reversal of accrued income tax liabilities resulting from the finalization of federal, state and foreign income tax examinations.

Income (Loss) from Continuing Operations

Income from continuing operations was $85.5 million (or $0.72 per diluted share) for fiscal 2005, compared to income from continuing operations of $33.6 million (or $0.29 per diluted share) for fiscal 2004. Loss from continuing operations was $(39.8) million (or $(0.35) per diluted share) for fiscal 2003.

Segment Disclosures

Broadband Infrastructure and Access Segment

Detailed information regarding our Broadband Infrastructure and Access segment is provided in the following table:

	For the Years Ended October 31,		
	2005	2004	2003
	(Dollars in millions)		
Operating income (loss)	$99.3	$58.3	$(37.7)
Depreciation and amortization	58.3	32.7	41.9

During fiscal 2005, operating income for the Broadband Infrastructure and Access segment increased by 70.3% to $99.3 million compared to $58.3 million in fiscal 2004. This increase is primarily due to our KRONE acquisition, which is included in our results for the full year of fiscal 2005 compared to approximately five months during fiscal 2004. The remaining increase was largely the result of growth in ADC's copper and fiber connectivity sales.

During fiscal 2004, operating income for the Broadband Infrastructure and Access segment increased by 254.6% to $58.3 million compared to an operating loss of $(37.7) million in fiscal 2003. The inclusion of operating income by KRONE beginning on May 18, 2004, accounts for 12.6% of the increase in operating income for fiscal 2004. The remaining increase in operating income for the Broadband Infrastructure and Access segment resulted from increased Connectivity sales, which was attributable primarily to increased sales to our customers for products used in either the core central office space or FTTX networks.

We recorded impairment and restructuring charges of $8.7 million, $10.9 million and $34.3 million during fiscal 2005, 2004 and 2003, respectively, related principally to employee severance and facility consolidation costs.

Depreciation and amortization increased $25.6 million, or 78.3%, and decreased $9.2 million, or 22.0%, in fiscal 2005 and 2004, respectively. The increase from 2004 to 2005 is attributable to our acquisition of KRONE, which is included in our results for the full year of fiscal 2005 and for only five months during fiscal 2004.

Professional Services Segment

Detailed information regarding our Professional Services segment is provided in the following table:

	For the Years Ended October 31,		
	2005	2004	2003
	(Dollars in millions)		
Operating loss	$(27.0)	$(33.7)	$(16.3)
Depreciation and amortization	8.9	8.7	11.5

During fiscal 2005, the operating loss of the Professional Services segment decreased $6.7 million compared to 2004. The addition of KRONE, which is included in our results for the full year of fiscal 2005 and for five months during fiscal 2004 following its acquisition, as well as market share gains with several key customers, contributed to the overall improvement.

During fiscal 2004, operating loss for the Professional Services segment increased $17.4 million compared to fiscal 2003. Lower operating losses due to the addition of KRONE were offset by reductions in customer spending.

We recorded impairment and restructuring charges of $6.3 million, $2.7 million and $8.9 million during fiscal 2005, 2004 and 2003, respectively, related principally to employee severance and facility consolidation costs.

Depreciation and amortization increased by $0.2 million in fiscal 2005 compared to fiscal 2004, and decreased by $2.8 million in fiscal 2004 compared to fiscal 2003. The fiscal 2005 increase is the result of our acquisition of KRONE, which is included in our results for the full year of fiscal 2005. The decrease in fiscal 2004 was the result of restructuring efforts, which reduced the amount of property, plant and equipment offset by the addition of KRONE.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. Note 1 to the Consolidated Financial Statements in Item 8 of this Form 10-K describes the significant accounting policies and methods used in preparing the Consolidated Financial Statements. We consider the accounting policies described below to be our most critical accounting policies because they are impacted significantly by estimates we make. We base our estimates on historical experience or various assumptions that we believe to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may differ materially from these estimates.

Inventories: We state our inventories at the lower of first-in, first-out cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements compared with current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease due to market conditions, technological and product life cycle changes as well as longer than previously expected usage periods for previously sold equipment. We have experienced significant changes in required reserves in recent periods due primarily to improving market conditions. It is possible that significant increases in inventory reserves may be required in the future if there is a decline in market conditions. Alternatively, if we are able to sell previously reserved inventory, we will reverse a portion of the reserves. Changes in inventory reserves are recorded as a component of cost of sales. As of October 31, 2005 and 2004, we had $35.7 million and $41.9 million, respectively, reserved against our inventories, which represents 20.3% and 30.0%, respectively, of total inventory on-hand.

Restructuring Accrual: During fiscal 2005 and 2004, we recorded restructuring charges representing the direct costs of exiting leased facilities and employee severance. If such costs constitute an ongoing benefit arrangement that is probable and estimable, accruals are established pursuant to FASB Statement No. 112, *"Employers' Accounting for Postemployment Benefits — An Amendment of FASB Statements No. 5 and 43,"* ("SFAS No. 112"). All other restructuring accruals are established pursuant to FASB Statement No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* ("SFAS No. 146"). Restructuring charges represent our best estimate of the associated liability at the date the charges are taken. Significant judgment is required in estimating the restructuring costs of leased facilities. For example, we make certain assumptions with respect to when a facility will be subleased and the amount of sublease income. Adjustments for changes in assumptions are recorded as a component of operating expenses in the period they become known. Changes in assumptions could have a material effect on our restructuring accrual as well as our consolidated results of operations.

Revenue Recognition: We recognize revenue, net of discounts, when product ownership and the risk of loss has transferred to the customer, we have no remaining obligation, persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.

Revenue from product sales is generally recognized upon shipment of the product to the customer in accordance with the terms of the sales agreement. Revenue from services consists of fees for systems requirements, design and analysis, customization and installation services, ongoing system management, enhancements and maintenance. We primarily apply the percentage-of-completion method to arrangements consisting of design, customization and installation.

The assessment of collectibility is particularly critical in determining whether revenue should be recognized in the current market environment. As part of the revenue recognition process, we determine whether collection of trade and notes receivable are reasonably assured based on various factors, including an evaluation of whether there has been deterioration in the credit quality of our customers that could result in us being unable to collect or sell the receivables. In situations where it is unclear whether we will be able to sell or collect the receivable, revenue and related costs are deferred. Related costs are recognized when it has been determined that the collection of the receivable is unlikely.

We record provisions against our gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical sales returns, analyses of credit memo activities, current economic trends and changes in our customers' demands. Should our actual product returns and allowances exceed our estimates, additional reductions to our revenue would result.

Allowance for Uncollectible Accounts: We are required to estimate the collectibility of our trade receivables and notes receivable. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer and related aging of the past due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received. Our reserves are also derived using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. Significant increases may occur in the future due to deteriorating market conditions. We are not able to predict changes in the financial condition of our customers and, if circumstances related to our customers deteriorate, our estimates of the recoverability of our receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provided more allowances than are ultimately required, we will reverse a portion of such provisions in future periods based on our actual collection experience. Changes in the allowance are recorded as a component of operating expenses. As of October 31, 2005 and 2004, we had $9.6 million and $15.8 million, respectively, reserved against our accounts receivable, which represents 4.7% and 9.2%, respectively, of total accounts receivable. The decrease in allowance for uncollectible accounts from 2004 to 2005 is due to improved collections.

FINANCIALS

Warranty: We provide reserves for the estimated cost of warranties at the time revenue is recognized. We estimate the costs of our warranty obligations based on our warranty policy or applicable contractual warranty, our historical experience of known product failure rates, and use of materials and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Should our actual experience relative to these factors be worse than our estimates, we will be required to record additional warranty reserves. Alternatively, if we provide more reserves than we need, we will reverse a portion of such provisions in future periods. Changes in warranty reserves are recorded as a component of cost of sales. As of October 31, 2005 and 2004, we reserved $10.8 million and $14.4 million, respectively, related to future estimated warranty costs.

Recoverability of Long-Lived Assets: Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We perform impairment reviews at a reporting unit level and use a discounted cash flow model based on management's judgment and assumptions to determine the estimated fair value of each reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. Impairment testing indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including recorded goodwill and, as such, no impairment existed at that time.

The assessment of the recoverability of long-lived assets reflects management's assumptions and estimates. Factors that management must estimate when performing impairment tests include sales volume, prices, inflation, discount rates, exchange rates, tax rates, and capital spending. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed. All assumptions utilized in the impairment analysis are consistent with management's internal planning. If other assumptions and estimates had been used, the balances for long-lived assets could have been materially impacted.

Income Taxes and Deferred Taxes: We currently have significant deferred tax assets (primarily in the United States) as a result of net operating loss carryforwards, tax credit carryforwards and temporary differences between taxable income on our income tax returns and income before income taxes under U.S. generally accepted accounting principles. A deferred tax asset represents future tax benefits to be received when these carryforwards can be applied against future taxable income or when expenses previously reported in our financial statements become deductible for income tax purposes.

In the third quarter of fiscal 2002, we recorded a full valuation allowance against our net deferred tax assets because we concluded that it was more likely than not that we would not realize these assets. Our decision was based on the cumulative losses we had incurred to that point as well as the full utilization of our loss carryback potential. From the third quarter of fiscal 2002 to date, we have maintained our policy of providing a nearly full valuation allowance against all future tax benefits produced by our operating results. We expect to continue to provide a nearly full allowance on any future tax benefits until we can sustain a level of profitability that demonstrates our ability to utilize these assets.

As of October 31, 2005, our net deferred tax assets were $1,038.6 million with a related valuation allowance of $1,039.9 million. As of October 31, 2004, our net deferred tax assets were $1,067.4 million with a related valuation allowance of $1,068.9 million. See Note 10 to the Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion of the accounting treatment for income taxes.

Litigation Reserves: As of October 31, 2005 and 2004, we had recorded approximately $8.4 million and $5.2 million in loss reserves for pending litigation. This reserve is based on the application of FASB Statement No. 5, *"Accounting for Contingencies,"* which requires us to record a reserve if we believe an adverse outcome is probable and the amount of the probable loss is capable of reasonable estimation. As explained in Note 14 to the Consolidated Financial Statements in Item 8, and in Part I, Item 3 of this Form 10-K (Legal Proceedings), we are a party to numerous lawsuits, proceedings and claims. Litigation by its nature is uncertain and the determination of whether any particular case involves a probable loss or the amount thereof requires the exercise of considerable judgment, which is applied as of a certain date. The required reserves may change in the future due to new matters, developments in existing matters or if we determine to change our strategy with respect to any particular matter.

Pensions: We acquired KRONE in May 2004, which maintains a defined benefit pension for a portion of its German workforce. A participating individual's post-retirement pension benefit is based primarily on the individual's years of service and earnings. The plan is accounted for in accordance with FASB Statement No. 87, *"Employers' Accounting for Pensions"*, which requires that amounts recognized in the financial statements be determined on an actuarial basis. That measurement includes estimates relating to the discount rate used to measure plan liabilities, which reflects the current rate at which the pension liability could effectively be settled at the end of the year. In estimating this discount rate, we considered rates of return on high-grade fixed-income investments with similar duration to the plan liability. We used a discount rate of 4.25% at October 31, 2005. A quarter percentage point increase (decrease) in the assumed discount rate would (decrease) increase the post-retirement benefit obligation by approximately $2.3 million and $(2.3) million, respectively.

Recently Issued Accounting Pronouncements

In May 2005, FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3,"* ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim*

Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle applied as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for changes and error corrections made in fiscal years beginning after December 15, 2005. We are required to adopt the provisions of SFAS 154 in our fiscal year beginning November 1, 2006.

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,"* ("SFAS 153"). SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal years beginning after June 15, 2005. We are required to adopt the provisions of SFAS 153 in our fiscal year beginning November 1, 2005.

In November 2004, FASB issued SFAS No. 151, *"Inventory Costs,"* ("SFAS 151"). This statement requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be recognized as current-period charges. This statement also requires that fixed production overhead be allocated to inventory conversion costs based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred by us beginning in fiscal 2006. We do not expect that the adoption of this statement will have a material impact on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 123R, *"Share-Based Payment: an amendment of FASB Statements No. 123 and 95,"* ("SFAS 123R") which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS 123R is effective for financial statements issued for periods that begin after June 15, 2005, which is our first quarter beginning November 1, 2005. We will use the modified prospective transition method. Under the modified prospective method, awards that are granted, modified or settled after the date of adoption will be measured and accounted for in accordance with SFAS 123R. Compensation cost for awards granted prior to, but not vested, as of the date SFAS 123R is adopted would be based on the grant date attributes originally used to value those awards for proforma purposes under SFAS 123.

We expect the adoption of this standard will reduce fiscal 2006 net income by approximately $8.6 million. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2006.

In December 2004, FASB issued FASB Staff Position No. FAS 109-2, *"Accounting and Disclosure Guidance for Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,"* ("FSP 109-2"). FSP 109-2 allows a company time beyond the financial reporting period of enactment to evaluate the effect of the American Jobs Creation Act of 2004 (the "Act") on its plan for reinvestment or repatriation of foreign earnings. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent deduction for certain dividends received from controlled foreign corporations. The deduction is subject to a number of limitations. FSP 109-2 will not impact us because we do not plan on repatriating our foreign earnings.

Liquidity and Capital Resources

Liquidity

Cash and cash equivalents and current available-for-sale securities not subject to restrictions were $445.4 million at October 31, 2005, a decrease of $55.4 million compared to $500.8 million as of October 31, 2004. The reasons for this decrease are described below.

We invest a large portion of our available cash in highly liquid government bonds and high quality corporate debt securities of varying maturities. Our investment policy is to manage these assets to preserve principal, maintain adequate liquidity at all times, and maximize returns subject to our investment guidelines.

Auction rate securities reclassified from cash and cash equivalents to current available-for-sale securities as of October 31, 2005 and 2004 were $307.5 million and $427.3 million, respectively. Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no effect on current assets, working capital or any amounts reported on the statement of operations.

Restricted cash balances that are pledged primarily as collateral for letters of credit and lease obligations affect our liquidity. As of October 31, 2005, we had restricted cash of $23.6 million compared to $21.9 million as of October 31, 2004, an increase of $1.7 million. Restricted cash is expected to become available to us upon satisfaction of the obligations pursuant to which the letters of credit or guarantees were issued. In addition, we have $6.7 million of restricted cash related to our FONS acquisition, which is held in trust to be paid to FONS employees over the course of the next nine months. We are entitled to the interest earnings on our restricted cash balances and interest earned on restricted cash is included in cash and cash equivalents.

Operating Activities

Net cash provided by operating activities from continuing operations for fiscal 2005 totaled $60.0 million, a $13.5 million decrease from the cash provided by operating activities from continuing operations for fiscal 2004. This decrease was largely driven by an increase in inventory and accounts receivable related to the manufacture and sales of FTTX and wireless products, along with an $8.5 million reduction in accrued liabilities, primarily for restructuring and incentive payments. Offsetting this additional cash outflow was increased year-over-year net income from continuing operations. Working capital requirements will typically increase or decrease with changes in the level of net sales. In addition, the timing of certain accrued payments will affect the annual cash flow. Our employee incentive payments are accrued throughout the fiscal year but paid during the first quarter of the subsequent fiscal year. Net cash provided by operating activities from continuing operations for fiscal 2004 totaled $73.5 million, a $37.9 million increase from cash provided by operating activities from continuing operations for fiscal 2003. This increase was primarily related to increased year-over-year net income from continuing operations.

Investing Activities

Investing activities used $23.7 million during fiscal year 2005. Cash used by investing activities included $7.1 million for the acquisition of OpenCell and $166.1 million for the FONS acquisition, plus $30.2 million for property and equipment additions. Cash provided by investing activities consisted primarily of $16.7 million in proceeds from the disposal of property and equipment, $9.0 million related to the sale of a vendor note receivable, $9.2 million from receipts on notes receivable and $32.8 million related to proceeds from the sale of our Metrica service assurance software group. Investing activities used $190.0 million during fiscal 2004. Cash used by investing activities included $295.2 primarily related to the KRONE acquisition. Cash provided by investing activities included $67.9 million related to proceeds from the sale of our divested entities. Investing activities used $397.0 million during fiscal 2003. Cash used by investing activities included $69.5 million for property and equipment additions and a net increase of $492.7 million in available for sale securities, primarily related to the investment of proceeds related to the sale our convertible notes. Cash provided by investing activities included an increase of $161.4 million in restricted cash.

Financing Activities

Financing activities provided $13.6 million of cash during fiscal 2005, primarily consisting of the proceeds from the issuance of common stock for certain employee benefit plans. Financing activities used $7.0 million during fiscal 2004. This was primarily related to $10.7 million payments on notes payable. Financing activities provided $345.4 million during fiscal 2003, primarily related to the net proceeds from issuance of our $400.0 million convertible unsecured subordinated notes.

Unsecured Debt

As of October 31, 2005 we had outstanding $400.0 million of convertible unsecured subordinated notes, consisting of $200.0 million in 1.0% fixed rate convertible unsecured subordinated notes maturing on June 15, 2008, and $200.0 million of convertible unsecured subordinated notes with a variable interest rate and maturing on June 15, 2013. The interest rate for the variable rate notes is equal to the 6-month LIBOR plus 0.375%, and is reset on each semi-annual interest payment date (June 15 and December 15 of each year beginning on December 15, 2003). The interest rate on the variable rate notes was 3.99625% for the six-month period ending December 15, 2005, but rose to 5.045% for the period December 15, 2005 to June 15, 2006. The holders of both the fixed and variable rate notes may convert all or some of their notes into shares of our common stock at any time prior to maturity at a conversion price of $28.091 per share. We may not redeem the fixed rate notes anytime prior to their maturity date. We may redeem any or all of the variable rate notes at any time on or after June 23, 2008.

Financing Arrangements

As a part of the divestitures of Cuda and Singl.eView, we agreed to extend to the parties non-revolving credit facility financing arrangements. As of October 31, 2005, we had commitments to extend credit of $18.0 million. The total amount drawn and outstanding under these arrangements was approximately $11.0 million on both October 31, 2005 and 2004. The commitments to extend credit are conditional agreements generally having fixed expiration or termination dates and specific interest rates, conditions and purposes. These commitments may expire without being drawn. We regularly review all outstanding commitments and the results of these reviews are considered in assessing the overall risk for possible credit losses.

Vendor Financing

In the past we have worked with customers and third-party financiers to negotiate financing arrangements for projects. As of October 31, 2005 and 2004, approximately $10.2 million was outstanding relating to such financing arrangements. At October 31, 2005 and 2004, we have recorded approximately $9.4 million in loss reserves in the event of non-performance related to these financing arrangements.

Working Capital and Liquidity Outlook

Our main source of liquidity continues to be our unrestricted cash resources, which include existing cash, cash equivalents and available-for-sale securities. We currently anticipate that our existing cash resources will be sufficient to meet our anticipated needs for working capital and capital expenditures to execute our near-term business plan. This is based on current business operations and economic conditions so long as we are able to maintain breakeven or positive cash flows from operations. We expect that our entire restructuring accrual of $33.3 million as of October 31, 2005 will be paid from our unrestricted cash as follows:

- $8.7 million for employee severance will be paid by the end of fiscal 2006;
- $10.0 million for facilities consolidation costs, which relate principally to excess leased facilities, will be paid in fiscal 2006; and
- the remainder of $14.6 million, which also relates to excess leased facilities, will be paid over the respective lease terms ending through 2015.

We also believe that our unrestricted cash resources will enable us to pursue strategic opportunities, including possible product line or business acquisitions. However, if the cost of one or more acquisition opportunities exceeds our existing cash resources, additional sources may be required. We do not currently have any committed lines of credit or other available credit facilities, and it is uncertain whether such facilities could be obtained in sufficient amounts or on acceptable terms. Any plan to raise additional capital may involve an equity-based or equity-linked financing, such as another issuance of convertible debt or the issuance of common stock or preferred stock, which would be dilutive to existing shareowners. If we raise additional funds by issuing debt, we may be subject to restrictive covenants that could limit our operational flexibility and higher interest expense could dilute earnings per share.

Our $200 million of fixed rate convertible notes do not mature until June 15, 2008 and the other $200 million of variable rate convertible notes do not mature until June 15, 2013. All convertible notes have a conversion price of $28.091 per share.

In addition, our deferred tax assets, which are nearly fully reserved at this time, should reduce our income tax payable on taxable earnings in future years.

Contractual Obligations and Commercial Commitments

As of October 31, 2005, the following table summarizes our commitments (in millions) to make long-term debt and lease payments and certain other contractual obligations.

	Payments Due by Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Long-Term Debt Obligations(1)	$486.7	$11.1	$224.5	$20.4	$230.7
Operating Lease Obligations	124.8	30.5	39.3	28.5	26.5
Purchase Obligations(2)	26.8	24.5	1.9	0.4	—
Minimum Pension Obligations	71.9	3.7	7.5	7.7	53.0
Total	$710.2	$69.8	$273.2	$57.0	$310.2

(1) Includes interest on the fixed rate debt of 1% and interest on our variable rate debt of 5.045%. The interest rate for our variable rate debt resets on each semi-annual interest payment date. For purposes of this schedule, we used the rate as reset on December 15, 2005.

(2) Amounts represent non-cancelable commitments to purchase goods and services, including items such as inventory and information technology support.

FINANCIALS

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our major market risk exposures relate to adverse fluctuations in certain commodity prices, interest rates, security prices and foreign currency exchange rates. Market fluctuations could affect our results of operations and financial condition adversely. At times, we attempt to reduce this risk through the use of derivative financial instruments. We do not enter into derivative financial instruments for the purpose of speculation.

We are exposed to interest rate risk as a result of issuing $200.0 million of convertible unsecured subordinated notes on June 4, 2003, that have a variable interest rate equal to 6-month LIBOR plus 0.375%. The interest rate on these notes is reset semiannually on each interest payment date, which is June 15 and December 15 of each year until their maturity in fiscal 2013. The interest rate for the six-month period ending December 15, 2005 was 3.99625%, but rose to 5.045% for the current six-month period ending June 15, 2006. Assuming interest rates rise an additional 100 basis points, 500 basis points and 1,000 basis points, our annual interest expense would increase by $2.0 million, $10.0 million and $20.0 million, respectively.

We offer a non-qualified 401(k) excess plan to allow certain executives to defer earnings in excess of the annual individual contribution and compensation limits on 401(k) plans imposed by the U.S. Internal Revenue Code. Under this plan, the salary deferrals and our matching contributions are not placed in a separate fund or trust account. Rather, the deferrals represent our unsecured general obligation to pay the balance owing to the executives upon termination of their employment. In addition, the executives are able to elect to have their account balances indexed to a variety of diversified mutual funds (stock, bond and balanced), as well as to our common stock. Accordingly, our outstanding deferred compensation obligation under this plan is subject to market risk. As of October 31, 2005, our outstanding deferred compensation obligation related to the

401(k) excess plan was $4.6 million, of which approximately $0.7 million was indexed to ADC common stock. Assuming a 20%, 50% or 100% aggregate increase in the value of the investment alternatives to which the account balances may be indexed, our outstanding deferred compensation obligation would increase by $0.9 million, $2.3 million and $4.6 million, respectively, and we would incur an expense of a like amount.

We also are exposed to market risk from changes in foreign currency exchange rates. Our primary risk is the effect of foreign currency exchange rate fluctuations on the U.S. dollar value of foreign currency denominated operating sales and expenses. Our largest exposure comes from the Mexican peso. The result of a 10% weakening in the U.S. dollar to Mexican peso denominated sales and expenses would result in a reduction of operating income of $4.4 million for the year ended October 31, 2005. This exposure remained unhedged as of October 31, 2005.

We are also exposed to foreign currency exchange risk as a result of changes in intercompany balance sheet accounts and other balance sheet items. At October 31, 2005, these balance sheet exposures were mitigated through the use of foreign exchange forward contracts with maturities of less than 12 months. The principal currency exposure being mitigated was the Australian dollar.

During July 2005, the People's Bank of China announced that it would change from its policy of fixing the value of the Yuan to the U.S. dollar to a floating rate regime managed against a basket of currencies. Although this change may create additional foreign currency risk, we do not expect that it will have a material impact on our results of operations or foreign currency risk management strategy.

See Note 1 to the Consolidated Financial Statements in Item 8 of this Form 10-K for information about our foreign currency exchange-derivative program.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareowners
ADC Telecommunications, Inc.

We have audited the accompanying consolidated balance sheets of ADC Telecommunications, Inc. and subsidiaries as of October 31, 2005 and 2004, and the related consolidated statements of operations, shareowners' investment, and cash flows for each of the three years in the period ended October 31, 2005. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADC Telecommunications, Inc. and subsidiaries at October 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ADC Telecommunications, Inc. and subsidiaries' internal control over financial reporting as of October 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 12, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Minneapolis, Minnesota
January 12, 2006

ADC Telecommunications, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the Years Ended October 31,		
	2005	2004	2003
	(In millions, except earnings per share)		
Net Sales:			
Products	$ 997.9	$681.2	$484.7
Services	171.3	92.2	95.1
Total net sales	1,169.2	773.4	579.8
Cost of Sales:			
Products	588.6	372.0	270.0
Services	159.7	99.1	101.8
Total cost of sales	748.3	471.1	371.8
Gross Profit	420.9	302.3	208.0
Operating Expenses:			
Research and development	71.6	59.1	59.9
Selling and administration	262.0	205.0	158.9
Impairment charges	0.3	1.7	15.6
Restructuring charges	14.7	11.9	27.6
Total operating expenses	348.6	277.7	262.0
Operating Income (Loss)	72.3	24.6	(54.0)
Other Income, Net	20.4	11.0	9.1
Income (loss) before income taxes	92.7	35.6	(44.9)
Provision (benefit) for income taxes	7.2	2.0	(5.1)
Income (loss) from continuing operations	85.5	33.6	(39.8)
Discontinued Operations, Net of Tax:			
Loss from discontinued operations	(1.3)	(67.2)	(36.9)
Gain on sale of discontinued operations, net	26.5	50.0	—
	25.2	(17.2)	(36.9)
Net Income (Loss)	$ 110.7	$ 16.4	$ (76.7)
Weighted Average Common Shares Outstanding (Basic)	116.0	115.5	114.8
Weighted Average Common Shares Outstanding (Diluted)	131.1	116.0	114.8
Basic Income (Loss) Per Share:			
Continuing operations	$ 0.74	$ 0.29	$ (0.35)
Discontinued operations	$ 0.21	$ (0.15)	$ (0.32)
Net income (loss)	$ 0.95	$ 0.14	$ (0.67)
Diluted Income (Loss) Per Share:			
Continuing operations	$ 0.72	$ 0.29	$ (0.35)
Discontinued operations	$ 0.19	$ (0.15)	$ (0.32)
Net income (loss)	$ 0.91	$ 0.14	$ (0.67)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ADC Telecommunications, Inc. and Subsidiaries

Consolidated Balance Sheets

	October 31, 2005	October 31, 2004
	(In millions)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 110.1	$ 66.2
Available-for-sale securities	335.3	434.6
Accounts receivable, net of reserves of $9.6 and $15.8	195.6	156.2
Unbilled revenues	38.1	34.8
Inventories, net of reserves of $35.7 and $41.9	140.5	97.6
Assets of discontinued operations	—	22.0
Prepaid and other current assets	33.4	24.7
Total current assets	853.0	836.1
Property and equipment, net of accumulated depreciation of $351.2 and $314.9	221.1	232.5
Assets held for sale	—	6.6
Restricted cash	23.6	21.9
Goodwill	240.5	180.1
Intangibles, net of accumulated amortization of $35.5 and $13.9	165.0	93.0
Available-for-sale securities	12.1	26.8
Other assets	19.7	31.1
Total assets	$1,535.0	$1,428.1
LIABILITIES AND SHAREOWNERS' INVESTMENT		
Current Liabilities		
Accounts payable	$ 77.4	$ 72.5
Accrued compensation and benefits	80.9	65.6
Other accrued liabilities	78.8	80.9
Income taxes payable	15.9	27.6
Restructuring accrual	33.3	38.4
Liabilities of discontinued operations	—	16.7
Notes payable	0.3	0.3
Total current liabilities	286.6	302.0
Pension obligations and other long-term liabilities	74.5	66.8
Long-term notes payable	400.0	400.0
Total liabilities	$ 761.1	$ 768.8
Shareowners' investment:		
Preferred stock, $0.00 par value; authorized 10.0 shares; None issued or outstanding	—	—
Common stock, $0.20 par value; authorized 1,200.0 shares; issued and outstanding 116.5 and 115.7 shares	23.3	162.0
Paid-in capital	1,397.9	1,250.8
Accumulated deficit	(622.9)	(733.6)
Deferred compensation	1.2	(6.4)
Accumulated other comprehensive loss	(25.6)	(13.5)
Total shareowners' investment	773.9	659.3
Total liabilities and shareowners' investment	$1,535.0	$1,428.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

FINANCIALS

ADC Telecommunications, Inc. and Subsidiaries

Consolidated Statements of Shareowners' Investment

	Common Stock		Paid-In	Retained Earnings	Deferred	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Compensation	Income (Loss)	Total
				(In millions)			
Balance, October 31, 2002	799.6	$ 159.9	$1,272.6	$(673.3)	$(12.3)	$(14.7)	$ 732.2
Net loss	—	—	—	(76.7)	—	—	(76.7)
Other comprehensive loss, net of tax:							
Translation loss	—	—	—	—	—	(10.7)	(10.7)
Unrealized gain on securities, net of taxes of $0.0	—	—	—	—	—	4.2	4.2
Total comprehensive loss							(83.2)
Exercise of common stock options	2.7	0.5	3.6	—	—	—	4.1
Stock issued for employee benefit plans, net of forfeitures	4.3	0.9	5.2	—	(1.4)	—	4.7
Reduction of deferred compensation	—	—	—	—	4.4	—	4.4
Purchased call option	—	—	(137.3)	—	—	—	(137.3)
Sale of warrants	—	—	102.8	—	—	—	102.8
Balance, October 31, 2003	806.6	161.3	1,246.9	(750.0)	(9.3)	(21.2)	627.7
Net income	—	—	—	16.4	—	—	16.4
Other comprehensive income, net of tax:							
Translation gain, net of taxes of $0.0	—	—	—	—	—	12.3	12.3
Unrealized loss on securities, net of taxes of $0.0	—	—	—	—	—	(0.4)	(0.4)
Adjustment for sale of securities, net of taxes of $0.0	—	—	—	—	—	(4.2)	(4.2)
Total comprehensive income							24.1
Exercise of common stock options	2.0	0.4	2.2	—	—	—	2.6
Reduction of deferred compensation	1.5	0.3	1.7	—	2.9	—	4.9
Balance, October 31, 2004	810.1	162.0	1,250.8	(733.6)	(6.4)	(13.5)	659.3
Net income	—	—	—	110.7	—	—	110.7
Other comprehensive income, net of tax:							
Translation loss, net of taxes of $0.0	—	—	—	—	—	(4.6)	(4.6)
Unrealized loss on securities, net of taxes of $0.0	—	—	—	—	—	(0.3)	(0.3)
Minimum pension liability adjustment, net of taxes of $0.0	—	—	—	—	—	(7.2)	(7.2)
Total comprehensive income							98.6
Reverse stock split	(694.9)	(139.0)	138.9	—	—	—	(0.1)
Stock issued for employee incentive plan, net of forfeitures	0.1	—	0.2	—	(0.6)	—	(0.4)
Exercise of common stock options	1.2	0.3	13.2	—	—	—	13.5
Reduction of deferred compensation	—	—	(5.2)	—	8.2	—	3.0
Balance, October 31, 2005	116.5	$ 23.3	$1,397.9	$(622.9)	$ 1.2	$(25.6)	$ 773.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ADC Telecommunications, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended October 31,		
	2005	2004	2003
		(In millions)	
Operating Activities:			
Net income (loss) from continuing operations	$ 85.5	$ 33.6	$ (39.8)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations —			
Inventory and fixed asset write-offs	0.3	1.7	15.6
Depreciation and amortization	67.2	41.4	53.4
Change in bad debt reserves	(3.0)	(2.7)	4.5
Change in inventory reserves	5.7	(0.4)	—
Non-cash stock compensation	3.0	2.9	4.4
Change in deferred income taxes	2.5	1.5	—
(Gain) loss on sale of investments	—	(4.8)	(0.9)
(Gain) loss on sale of property and equipment	(4.2)	(0.5)	1.0
(Gain) loss on sale of business	—	(2.8)	1.4
Other, net	1.9	(1.8)	(1.0)
Changes in operating assets and liabilities, net of acquisitions and divestitures:			
Accounts receivable and unbilled revenues (increase)/decrease	(31.5)	(10.7)	1.9
Inventories (increase)/decrease	(40.8)	(5.2)	9.4
Prepaid and other assets (increase)/decrease	(20.1)	19.3	138.8
Accounts payable increase/(decrease)	0.8	1.9	(29.5)
Accrued liabilities increase/(decrease)	(8.5)	0.1	(123.6)
Pension liabilities	1.2	—	—
Total cash provided by operating activities from continuing operations	60.0	73.5	35.6
Total cash used by operating activities from discontinued operations	(1.4)	(68.0)	(3.6)
Total cash provided by operating activities	58.6	5.5	32.0
Investing Activities:			
Acquisitions, net of cash acquired	(173.2)	(295.2)	—
Divestitures, net of cash disposed	32.8	67.9	1.9
Property and equipment additions	(30.2)	(10.3)	(69.5)
Proceeds from disposal of property and equipment	16.7	11.2	1.9
Proceeds from sale/collection of note receivable	18.2	—	—
(Increase) decrease in restricted cash	(1.8)	(6.3)	161.4
Purchase of available for sale securities	(957.4)	(2,073.2)	(652.2)
Sale of available for sale securities	1,071.2	2,115.9	159.5
Total cash (used for) provided by investing activities	(23.7)	(190.0)	(397.0)
Financing Activities:			
(Repayments) Issuance of debt	—	(10.7)	371.7
Purchase of call spread option	—	—	(34.5)
Common stock issued	13.6	3.7	8.2
Total cash (used for) provided by financing activities	13.6	(7.0)	345.4
Effect of Exchange Rate Changes on Cash	(4.6)	(0.2)	0.8
(Decrease) Increase in Cash and Cash Equivalents	43.9	(191.7)	(18.8)
Cash and Cash Equivalents, Beginning of Year	66.2	257.9	276.7
Cash and Cash Equivalents, End of Year	$ 110.1	$ 66.2	$ 257.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ADC Telecommunications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Business: We are a leading global provider of communications network infrastructure solutions and services. Our products and services provide connections for communications networks over copper, fiber, coaxial and wireless media and enable the use of high-speed Internet, data, video and voice services by residences, businesses and mobile communications subscribers. Our products include fiber optic, copper and coaxial based frames, cabinets, cables, connectors, cards and other physical components essential to enable the delivery of communications for wireline, wireless, cable and broadcast. Our products also include network access devices such as high-bit-rate digital subscriber line and wireless coverage solutions. Our products are primarily used in the "last mile/kilometer" portion of networks. This network of copper, coaxial cable, fiber lines, wireless facilities and related equipment link voice, video and data traffic from the end-user of the communications service to the serving office of our customer. In addition, we compliment our hardware business through the provision of professional services relating to the design, equipping and building of networks.

Our customers include local and long-distance telephone companies, private enterprises that operate their own networks, cable television operators, wireless service providers, new competitive service providers, broadcasters, governments, system integrators and communications equipment manufacturers and distributors. We offer broadband connectivity systems, enterprise systems, wireless transport and coverage optimization systems, business access systems and professional services to our customers through the following two reportable business segments: Broadband Infrastructure and Access and Professional Services (previously known as Integrated Solutions).

Principles of Consolidation: The consolidated financial statements include the accounts of ADC Telecommunications, Inc., a Minnesota corporation, and all significant subsidiaries in which ADC Telecommunications, Inc. has more than a 50% equity ownership. In these Notes to Consolidated Financial Statements, these companies are collectively referred to as "ADC," "we," "us" or "our." All significant intercompany transactions and balances have been eliminated in consolidation.

FINANCIALS

Basis of Presentation: During fiscal 2005, we sold our ADC Systems Integration UK Limited ("SIUK") business and Metrica service assurance software group. During fiscal 2004, we sold our BroadAccess40 business, the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software, and the business related to our Singl.eView product line. In accordance with SFAS No. 144, these businesses were classified as discontinued operations in fiscal 2005 and 2004 and the financial results are reported separately as discontinued operations for all periods presented.

Fair Value of Financial Instruments: At October 31, 2005 and 2004, our financial instruments included cash and cash equivalents, restricted cash, accounts receivable, available-for-sale securities and accounts payable. The fair values of these financial instruments approximated carrying value because of the short-term nature of these instruments. In addition, we have long-term notes payable. We estimate that the carrying value of our $200.0 million variable rate notes is its fair market value. As of October 31, 2005, the fair value of our $200.0 million fixed rate notes was $182.7 million. Fair value was estimated based on the quoted market price at October 31, 2005.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no effect on reported earnings. Auction rate securities, which previously had been classified as cash and cash equivalents, are now classified as current available-for-sale securities for all periods presented. This reclassification had no impact on current assets, working capital, or any amounts reported on the statement of operations. Changes in available-for-sale securities are shown in the investing section of the statement of cash flows. As of October 31, 2005 and 2004, we held auction rate securities with a value of $307.5 million and $427.3 million, respectively.

Reverse Stock Split: On April 18, 2005, we announced a one-for-seven reverse split of our common stock. The effective date of the reverse split was May 10, 2005. All share, share equivalent and per share amounts have been adjusted to reflect the reverse stock split for all periods presented in this Form 10-K. We did not issue any fractional shares of our new common stock as a result of the reverse split. Instead, shareowners who would otherwise be entitled to receive a fractional share of new common stock received cash for the fractional share in an amount equal to the fractional share multiplied by the split adjusted price of one share of ADC's common stock. As a result, we have a treasury stock balance of 4,272 shares at $16.10 per share. The treasury stock balance is included as a reduction to the common shares and a reduction to paid-in capital.

Cash and Cash Equivalents: Cash equivalents represent short-term investments in money market instruments with original maturities of three months or less. The carrying amounts of these investments approximate their fair value due to their short maturities. At October 31, 2005, the majority of our cash equivalents were spread between three major financial institutions to avoid any significant concentration risk.

Restricted Cash: Restricted cash consists primarily of collateral for letters of credit and lease obligations, which is expected to become available to us upon satisfaction of the obligations pursuant to which the letters of credit or guarantees were issued. In addition, we have $6.7 million of restricted cash held in trust related to our FONS acquisition, which is to be paid to FONS employees over the course of the next nine months.

Available-for-Sale Securities: We classify debt securities with maturities of more than three months but less than one year and equity securities in publicly held companies as current available-for-sale securities. Debt securities with maturities greater than one year on their acquisition date are classified as long-term available-for-sale securities. We intend to hold the long-term available-for-sale securities for a period longer than 12 months.

Inventories: Inventories include material, labor and overhead and are stated at the lower of first-in, first-out cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease due to market conditions, technological and product life cycle changes, and longer than previously expected usage periods.

Property and Equipment: Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to thirty years or, in the case of leasehold improvements, over the term of the lease, if shorter. Both straight-line and accelerated methods of depreciation are used for income tax purposes.

Impairment of Long-Lived Assets: In fiscal 2003, we adopted SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* We record impairment losses on long-lived assets used in operations and definite lived intangible assets when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. See Note 16 for details of our impairment charges.

Goodwill and Other Intangible Assets: Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We perform impairment reviews at a reporting unit level and use a discounted cash flow model based on management's judgment and assumptions to determine the estimated fair value of each reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. Impairment testing indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including recorded goodwill and, as such, no impairment existed at that time. Our other intangible assets (consisting primarily of technology, trademarks, customer lists, non-compete agreements, distributor network and patents) are amortized over their useful lives, which are from one to twenty years. Refer to Note 7 for details of our goodwill and intangible assets.

Research and Development Costs: Our policy is to expense all research and development costs in the period incurred.

Revenue Recognition: We recognize revenue, net of discounts, when product ownership and the risk of loss has transferred to the customer, we have no remaining obligation, persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.

Revenue from product sales is generally recognized upon shipment of the product to the customer in accordance with the terms of the sales agreement. Revenue from services consists of fees for systems requirements, design and analysis, customization and installation services, ongoing system management, enhancements and maintenance. We primarily apply the percentage-of-completion method to arrangements consisting of design, customization and installation. We measure progress towards completion by comparing costs incurred to total planned project costs.

We record provisions against our gross revenue for estimated product returns and allowances in the period when the related revenue is recorded.

Allowance for Uncollectible Accounts: We are required to estimate the collectibility of our trade and notes receivable. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer and related aging of past due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received.

Warranty: We provide reserves for the estimated cost of product warranties at the time revenue is recognized. We estimate the costs of our warranty obligations based on our warranty policy or applicable contractual warranty, our historical experience of known product failure rates, and use of materials and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise.

The changes in the amount of warranty reserve for the fiscal years ended October 31, 2005, 2004 and 2003 is as follows:

	(In millions)
Balance as of October 31, 2002	$10.5
Charged to other accounts	—
Charged to costs and expenses	5.7
Deductions (write-off's)	5.8
Balance as of October 31, 2003	10.4
Charged to other accounts	5.3
Charged to costs and expenses	4.0
Deductions (write-off's)	(5.3)
Balance as of October 31, 2004	14.4
Charged to other accounts	—
Charged to costs and expenses	2.7
Deductions (write-off's)	(6.3)
Balance as of October 31, 2005	$10.8

Deferred Financing Costs: Deferred financing costs are capitalized and amortized as interest expense on a basis that approximates the effective interest method over the terms of the related notes.

Income Taxes and Deferred Taxes: We utilize the liability method of accounting for income taxes. Deferred tax liabilities or assets are recognized for the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. We regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income, and we record a valuation allowance to reduce our deferred tax assets to the amounts we believe to be realizable. We consider projected future taxable income and ongoing tax planning strategies in assessing the amount of the valuation allowance. If we determine we will not realize all or part of our deferred tax assets, an adjustment to the deferred tax asset will be charged to earnings in the period such determination is made. We concluded during the third quarter of fiscal 2002 that a full valuation allowance against our net deferred tax assets was appropriate as a result of our cumulative losses to that point and the full utilization of our loss carryback potential. In addition, we expect to provide a nearly full valuation allowance on any future tax benefits until we can sustain a level of profitability that demonstrates, on a more likely than not basis, our ability to utilize these assets.

Foreign Currency Translation: We convert assets and liabilities of foreign operations to their U.S. dollar equivalents at rates in effect at the balance sheet dates, and we record translation adjustments in shareowners' investment. Income statements of foreign operations are translated from the operations' functional currency to U.S. dollar equivalents at the exchange rate on the transaction dates. Foreign currency exchange transaction gains and losses are reported in other income (expense), net.

We are also exposed to foreign currency exchange risk as a result of changes in intercompany balance sheet accounts and other balance sheet items. At October 31, 2005, these balance sheet exposures were mitigated through the use of foreign exchange forward contracts with maturities of less than 12 months. Derivatives entered into for this purpose are classified as economic hedges of foreign currency cash flows. We record these instruments at fair value on our balance sheet, with gains and losses recorded in other income (expense) as foreign currency transactions. The principal currency exposure being mitigated was the Australian dollar. As of October 31, 2005, the fair value of these derivative instruments are immaterial to the financial statements.

Our foreign currency forward contracts contain credit risk to the extent that our bank counterparties may be unable to meet the terms of the agreements. We minimize such risk by limiting our counterparties to major financial institutions of high credit quality.

Stock-Based Compensation: We have recognized and measured our stock option compensation by the intrinsic value method in accordance with APB Opinion 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Compensation cost for employee stock options is measured as the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount that the employee is required to pay for the stock. No compensation expense was recognized for options issued in fiscal 2005, 2004 and 2003 as all stock options were issued at fair market value on the date of grant. We have also issued restricted stock awards and restricted stock units (hereafter sometimes collectively called "restricted stock"). The fair market value of the restricted stock is amortized over the projected remaining vesting period.

We adopted the disclosure provisions of SFAS No. 148, *"Accounting for Stock-Based Compensation."* SFAS No. 148 requires disclosure of how stock compensation expense would be computed under SFAS No. 123, using the fair value method. We estimated the fair value using the Black-Scholes option-pricing model. The following table summarizes what our operating results would have been if the fair value method of accounting for stock options had been utilized (in millions, except for per share amounts):

	2005	2004	2003
Net income (loss) as reported	$110.7	$ 16.4	$ (76.7)
Plus: Stock-based employee compensation expense included in reported income (loss)	3.0	2.9	4.4
Less: Stock compensation expense — fair value based method	(20.5)	(36.6)	(46.7)
Pro Forma Income (Loss)	$ 93.2	$(17.3)	$(119.0)
Income (Loss) Per Share — Basic and Diluted			
As reported — Basic	$ 0.95	$ 0.14	$ (0.67)
As reported — Diluted	$ 0.91	$ 0.14	$ (0.67)
Pro forma — Basic	$ 0.80	$(0.15)	$ (1.04)
Pro forma — Diluted	$ 0.78	$(0.15)	$ (1.04)

During the third quarter of fiscal 2003, we offered eligible employees the right to exchange certain of their employee stock options for a lesser number of new options to be granted six months and one day following the surrender of their existing options. The new options, which were granted on December 29, 2003, have an exercise price of $19.81 per share. This exercise price is equal to the average of the high and low trading price of our common stock on the grant date. These options will vest over a two-year period from the grant date. For purposes of the above tabular disclosure, the unrecognized compensation cost of the cancelled options and the incremental fair value of the replacement options are being amortized over a 30-month period, consisting of the 24-month vesting period for the replacement options and the six month and one day period between the cancellation of the surrendered options and the grant of the replacement options.

FINANCIALS

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used in determining such items as returns and allowances, depreciation and amortization lives and amounts recorded for contingencies and other reserves. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, these estimates ultimately may differ from actual results.

Comprehensive Income (Loss): Components of comprehensive income (loss) include net income, foreign currency translation adjustments, unrealized gains (losses) on available-for-sale securities, and adjustments to record minimum pension liability, net of tax. Comprehensive income is presented in the consolidated statements of shareowners' investment.

Dividends: No cash dividends have been declared or paid during the past three years.

Off-Balance Sheet Arrangements: We do not have any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements: In May 2005, FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3"* ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle applied as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for changes and error corrections made in fiscal years beginning after December 15, 2005. We are required to adopt the provisions of SFAS 154 in our fiscal year beginning November 1, 2006.

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,"* ("SFAS 153"). SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal years beginning after June 15, 2005. We are required to adopt the provisions of SFAS 153 in our fiscal year beginning November 1, 2005.

In November 2004, FASB issued SFAS No. 151, *"Inventory Costs,"* ("SFAS 151"). This statement requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be recognized as current-period charges. This statement also requires that fixed production overhead be allocated to inventory conversion costs based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred by us beginning in fiscal 2006. We do not expect that the adoption of this statement will have a material impact on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 123R, *"Share-Based Payment: an amendment of FASB Statements No. 123 and 95,"* ("SFAS 123R") which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123R is effective for financial statements issued for periods that begin after June 15, 2005, which is our first quarter beginning November 1, 2005. We will use the modified prospective transition method. Under the modified prospective method, awards that are granted, modified or settled after the date of adoption will be measured and accounted for in accordance with SFAS 123R. Compensation cost for awards granted prior to, but not vested, as of the date SFAS 123R is adopted would be based on the grant date attributes originally used to value those awards for pro forma purposes under SFAS 123.

We expect the adoption of this standard will reduce fiscal 2006 net income by approximately $8.6 million. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2006.

In December 2004, FASB issued FASB Staff Position No. FAS 109-2, *"Accounting and Disclosure Guidance for Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004"* ("FSP 109-2"). FSP 109-2 allows a company time beyond the financial reporting period of enactment to evaluate the effect of the American Jobs Creation Act of 2004 (the "Act") on its plan for reinvestment or repatriation of foreign earnings. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent deduction for certain dividends received from controlled foreign corporations. The deduction is subject to a number of limitations. FSP 109-2 will not impact us because we do not plan on repatriating our foreign earnings.

Note 2: Other Financial Statement Data (in millions)

Other Income (Expense), Net:

	2005	2004	2003
Interest income on short-term investments	$ 18.3	$12.4	$ 9.7
Interest expense on variable rate convertible notes	(11.2)	(8.8)	(3.6)
Interest income, net	7.1	3.6	6.1
Foreign exchange income (loss)	0.6	(0.5)	5.9
Gain on sale of note receivable	9.0	—	—
Gain (loss) on divested product lines	—	3.5	(1.4)
Gain on investments	—	4.8	0.9
Gain (loss) on sale of fixed assets	4.2	0.5	(0.8)
Other	(0.5)	(0.9)	(1.6)
Other, net	13.3	7.4	3.0
Total other income (expense), net	$ 20.4	$11.0	$ 9.1

Supplemental Cash Flow Information:

	2005	2004	2003
Income taxes paid (refunds received)	$ 9.0	$1.2	$(142.7)
Interest paid	$10.0	$8.5	$ 1.5

Supplemental Schedule of Investing Activities:

	2005	2004	2003
Acquisitions:			
Fair value of assets acquired	$179.4	$ 454.9	$ —
Less: Liabilities assumed	(5.8)	(148.8)	—
Acquisition costs	—	5.6	—
Cash acquired	(0.4)	(16.5)	—
Acquisitions, net of cash acquired	$173.2	$ 295.2	$ —
Divestitures:			
Proceeds from divestitures	$ 33.6	$ 78.9	$ —
Carrying value of assets disposed	—	—	2.6
Less: Liabilities disposed	—	—	(0.7)
Cash disposed	(0.8)	(11.0)	—
Divestitures, net of cash disposed	$ 32.8	$ 67.9	$ 1.9

Consolidated Balance Sheet Information:

	2005	2004
Inventories:		
Purchased materials	$ 100.2	$ 81.0
Manufactured products	66.9	50.8
Work-in-process	9.1	7.7
Less: Inventory reserve	(35.7)	(41.9)
Total	$ 140.5	$ 97.6
Property and Equipment:		
Land and buildings	$ 137.2	$ 135.3
Machinery and equipment	364.3	363.0
Furniture and fixtures	50.8	38.1
Less accumulated depreciation	(351.2)	(314.9)
Total	201.1	221.5
Construction-in-process	20.0	11.0
Total, net	$ 221.1	$ 232.5
Other Assets:		
Notes receivable, net	$ 7.8	$ 22.6
Deferred financing costs	6.5	6.9
Other	5.4	1.6
Total	$ 19.7	$ 31.1
Other Accrued Liabilities:		
Deferred Revenue	$ 2.5	$ 4.5
Warranty reserve	10.8	14.4
Accrued taxes (non-income)	51.2	15.7
Non-trade payables	8.7	31.8
Other	5.6	14.5
Total	$ 78.8	$ 80.9

Note 3: Acquisitions

On August 26, 2005 we completed the acquisition of FONS, a leading manufacturer of high-performance passive optical components and fiber optic cable packaging, distribution and connectivity solutions. With the addition of FONS, we became one of the largest suppliers of FTTX solutions in the United States according to proprietary market share estimates. The results of FONS, subsequent to August 26, 2005, are included in our results of operations.

In this transaction, we acquired all of the outstanding shares of FONS in exchange for cash paid of $166.1 million (net of cash acquired) and certain assumed liabilities of FONS. $34.0 million will be held in escrow for up to two years to address potential indemnification claims of ADC. In addition, approximately $6.7 million was placed into a trust account by ADC to be paid to FONS employees over the course of nine months. As of October 31, 2005, $4.1 million had been paid to FONS employees. We acquired $83.3 million of intangible assets as part of the purchase. $3.3 million was allocated to in-process research and development

FINANCIALS

for new technology development, which was immediately written-off. Goodwill of $70.9 million was recorded in the transaction and assigned to our Broadband Infrastructure and Access segment. None of this goodwill, intangible assets and in-process research and development is deductible for tax purposes.

On May 6, 2005 we completed the acquisition of OpenCell, a manufacturer of digital fiber-fed Distributed Antenna Systems ("DAS") and shared multi-access radio frequency network equipment. The acquisition of OpenCell allows us to incorporate OpenCell's technology into our existing Digivance wireless solutions, which are used by wireless carriers to extend network coverage and accommodate ever-growing capacity demands. The results of OpenCell subsequent to May 6, 2005 are included in our results of operations.

We purchased OpenCell from Crown Castle International Corp. for $7.1 million in cash and certain assumed liabilities. Included in the purchase was $4.7 million of intangible assets. No amounts were allocated to in-process research and development, because OpenCell did not have any new products in development at the time of the acquisition. No goodwill was recorded in the transaction.

On May 18, 2004 we completed the acquisition of KRONE from GenTek, Inc. This acquisition has increased our network infrastructure business and substantially expanded our presence in the international marketplace. The results of KRONE subsequent to May 18, 2004 are included in our results of operations.

In this transaction, we acquired all of the outstanding capital stock of KRONE in exchange for $294.4 million in cash (net of cash acquired) and certain assumed liabilities of KRONE. The purchase included $78.1 million of intangible assets. No amounts were allocated to in-process research and development because KRONE did not have any new products in development at the time of the acquisition. Goodwill of $169.6 million was recorded in the transaction and assigned to our Broadband Infrastructure and Access segment. Substantially none of this goodwill is deductible for tax purposes.

The following table summarizes the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at the date of acquisition (in millions), in accordance with the purchase method of accounting, including adjustments to the purchase price made through October 31, 2005:

	FONS	OpenCell	KRONE
	August 26, 2005	May 6, 2005	May 18, 2004
Current assets	$ 14.6	$1.4	$119.8
Intangible assets	83.3	4.7	78.1
Goodwill	70.9	—	169.6
Other long-term assets	3.2	1.3	83.9
Total assets acquired	172.0	7.4	451.4
Current liabilities	5.5	0.3	76.4
Long-term liabilities	—	—	64.1
Total liabilities assumed	5.5	0.3	140.5
Net assets acquired	166.5	7.1	310.9
Less cash acquired	0.4	—	16.5
Net cash paid	$166.1	$7.1	$294.4

KRONE goodwill, other long-term assets and current liabilities were adjusted during our fiscal third and fourth quarter of 2005 largely due to the resolution of certain income tax contingencies and valuation allowance reversals.

ADC Telecommunications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Unaudited pro forma consolidated results of continuing operations, as though the acquisition of KRONE had taken place at the beginning of fiscal 2003 and the acquisitions of OpenCell and FONS had taken place at the beginning of fiscal 2004, are as follows (in millions, except per share data):

	2005	2004	2003
Revenue	$1,240.1	$988.0	$883.4
Income (loss) from continuing operations(1)	$ 97.5	$ 18.8	$(50.2)
Net income per share — basic	$ 0.84	$ 0.16	$(0.44)
Net income per share — diluted	$ 0.74	$ 0.16	$(0.44)

(1) Includes restructuring and impairment charges of $14.7 million and $0.3 million, respectively, for the year ended October 31, 2005, $11.9 million and $1.7 million, respectively, for the year ended October 31, 2004, and $27.6 million and $15.6 million, respectively, for the year ended October 31, 2003 for the ADC stand-alone business. KRONE stand-alone business includes restructuring charges of $2.4 million and $4.3 million for the years ended October 31, 2004 and 2003, respectively. FONS stand-alone business includes impairment charges of $2.5 million for the year ended October 31, 2004.

The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of the periods presented or the results that may occur in the future.

Note 4: Discontinued Operations

We sold our business related to our Metrica service assurance software group in the first quarter of our fiscal year 2005 and our SIUK business in the third quarter of fiscal 2005. During fiscal 2004, we sold our BroadAccess40 business, the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software, and the business related to our Singl.eView product line. In accordance with SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" these businesses were classified as discontinued operations in fiscal 2005 and 2004. The financial results are reported separately as discontinued operations for all periods presented.

ADC Systems Integration UK Limited.

During the third quarter of fiscal 2005 we sold our SIUK business for a nominal amount. As of October 31, 2005, a loss of $6.3 million has been recorded in connection with the sale. The transaction closed on May 24, 2005. This business had been included in our Professional Services segment. We classified this business as a discontinued operation in the third quarter of fiscal 2005.

Metrica

During the fourth quarter of fiscal 2004, we entered into an agreement to sell the business related to our Metrica service assurance software group to Vallent for a cash purchase price of $35 million, subject to purchase price adjustments, and a $3.9 million equity interest in Vallent. The transaction closed on November 19, 2004. The equity interest constitutes less than a five percent ownership in Vallent and is therefore accounted for under the cost method. This business had been included in our Professional Services segment. We classified this business as a discontinued operation in the fourth quarter of fiscal 2004. We recognized a gain on the sale of $32.6 million.

BroadAccess40

During the first quarter of fiscal 2004, we entered into an agreement to sell our BroadAccess40 business, which was included in our Broadband Infrastructure and Access segment. This transaction closed on

February 24, 2004. We classified this business as a discontinued operation beginning in the first quarter of fiscal 2004. We recorded a loss on the sale of the business of $6.8 million.

The purchasers of the BroadAccess40 business acquired all of the stock of our subsidiary that operated this business and assumed substantially all associated liabilities, with the exception of a $7.5 million note payable that was paid in full by us prior to the closing of the transaction. The purchasers issued a promissory note for $3.8 million that was paid to us in full in May of 2005.

Cuda/FastFlow

During the third quarter of fiscal 2004, we entered into an agreement to sell the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software to BigBand Networks, Inc ("BigBand"). This transaction closed on June 29, 2004. The business had been included in our Broadband Infrastructure and Access segment. In consideration for this sale, we were issued a voting minority interest in BigBand, which has a nominal value. We also provided BigBand with a non-revolving credit facility of up to $12.0 million with a term of three years. As of October 31, 2005, $7.0 million was drawn on the credit facility. We classified this business as a discontinued operation beginning in the third quarter of fiscal 2004. We recorded a loss on the sale of $4.9 million.

Singl.eView

During the third quarter of fiscal 2004, we entered into an agreement to sell the business related to our Singl.eView product line to Intec Telecom Systems PLC ("Intec") for a cash purchase price of $74.5 million, subject to purchase price adjustments. The transaction closed on August 27, 2004. This business had been included in our Professional Services segment. We also agreed to provide Intec with a $6.0 million non-revolving credit facility with a term of 18 months. As of October 31, 2005, $4.0 million was drawn on the credit facility. We classified this business as a discontinued operation in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, we recognized a gain on the sale of $61.7 million. In fiscal 2005, we recognized an income tax benefit of $3.7 million relating to resolution of certain income tax contingencies related to Singl.eView. In connection with the sale, the parties agreed to a post-closing financial true-up mechanism related to certain working capital measurements.

The financial results of our BroadAccess40, Cuda/FastFlow, Singl.eView, SIUK, and Metrica businesses included in discontinued operations are as follows (in millions):

	2005	2004	2003
Revenue	$ 8.4	$113.9	$198.7
Loss from discontinued operations, net	$ (1.3)	$ (67.2)	$ (36.9)
Gain on sale of discontinued operations, net	26.5	50.0	—
Gain (loss) from discontinued operations	$25.2	$ (17.2)	$ (36.9)

FINANCIALS

Note 5: Net Income (Loss) from Continuing Operations Per Share

The following table presents a reconciliation of the numerators and denominators of basic and diluted income (loss) per share from continuing operations (in millions, except for per share amounts):

	2005	2004	2003
Numerator:			
Net income (loss) from continuing operations	$ 85.5	$ 33.6	$ (39.8)
Convertible note interest	8.6	—	—
	$ 94.1	$ 33.6	$ (39.8)
Denominator:			
Weighted average common shares outstanding	116.0	115.5	114.8
Convertible notes assumed converted to common stock	14.2	—	—
Employee options and other	0.9	0.5	—
Weighted average common shares outstanding	131.1	116.0	114.8
Basic income (loss) per share from continuing operations	$ 0.74	$ 0.29	$ (0.35)
Diluted income (loss) per share from continuing operations	$ 0.72	$ 0.29	$ (0.35)

Excluded from the dilutive securities described above are employee stock options to acquire 4.4 million, 6.6 million and 5.9 million shares as of fiscal 2005, 2004 and 2003, respectively. These exclusions were made because the exercise prices of these options were greater than the average market price of the common stock for the period, or because of our net losses, both of which would have had an anti-dilutive effect.

Warrants to acquire 14.2 million shares issued in connection with our convertible notes were excluded from the dilutive securities described above for fiscal 2004 and 2003, respectively, because the exercise price of these warrants was greater than the average market price of our common stock.

We were required to use the "if-converted" method for computing diluted earnings per share with respect to the shares reserved for issuance upon conversion of the notes. Under this method, we add back the interest expense on the convertible notes to net income and then divide this amount by outstanding shares, including all 14.2 million shares that could be issued upon conversion of the notes. If this calculation results in further dilution of the earnings per share, our diluted earnings per share will include all 14.2 million shares of common stock reserved for issuance upon conversion of our convertible notes. If this calculation is anti-dilutive, the net-of-tax interest expense on the convertible notes is deducted and the 14.2 million shares of common stock reserved for issuance upon conversion of our convertible notes is excluded. Based upon these calculations, all shares reserved for issuance upon conversion of our convertible notes were excluded for fiscal 2004 and 2003 because of their anti-dilutive effect. However, these shares were included for the fiscal year 2005.

Note 6: Investments

As of October 31, 2005 and 2004, our available-for-sale securities consisted of the following (in millions):

	Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value
2005				
U.S. Treasury and other U.S. government agencies	$ 26.2	$—	$0.3	$ 25.9
Corporate bonds	13.9	—	0.2	13.7
Equity securities	0.5	—	0.2	0.3
Auction rate securities	307.5	—	—	307.5
Total available-for-sale securities	$348.1	$—	$0.7	$347.4
2004				
U.S. Treasury and other U.S. government agencies	$ 25.7	$—	$0.1	$ 25.6
Corporate bonds	8.3	—	—	8.3
Equity securities	0.5	—	0.3	0.2
Auction rate securities	427.3	—	—	427.3
Total available-for-sale securities	$461.8	$—	$0.4	$461.4

The fair values of investments in debt securities at October 31, 2005 by contractual maturities are shown below (in millions). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Fair Value
Due in one year or less	$335.3
Due in one year through two years	12.1
Total	$347.4

In accordance with our policy, we reviewed our investment portfolio for declines that may be other than temporary, and have determined no write-downs were required on available-for-sale securities during fiscal 2005, 2004 or 2003.

During fiscal 2005, 2004 and 2003, we sold common stock of certain companies and two investments in non-publicly traded securities for aggregate gains of $0.0 million, $4.8 million and $0.9 million, respectively.

Note 7: Goodwill and Intangible Assets

We recorded $240.5 million in goodwill in connection with our acquisitions of KRONE and FONS. Goodwill related to KRONE was adjusted during the third and fourth quarter of 2005 largely due to the resolution of certain income tax contingencies and a valuation allowance reversal. All the goodwill has been assigned to our Broadband Infrastructure and Access segment. Substantially none of this goodwill is deductible for tax purposes.

The changes in the carrying amount of goodwill for the fiscal years ended October 31, 2005 and 2004 are as follows:

Balances as of October 31, 2003	$ —
Goodwill acquired during the year	175.7
Purchase accounting adjustments	4.4
Balance as of October 31, 2004	180.1
Goodwill acquired during the year	70.9
Purchase accounting adjustments	(10.5)
Balance as of October 31, 2005	$240.5

It is our practice to assess goodwill for impairment annually under the requirements of SFAS 142, *"Goodwill and Other Intangible Assets,"* or when impairment indicators arise. No goodwill impairment indicators existed as of October 31, 2005 or October 31, 2004.

We recorded intangible assets of $78.1 million in connection with the acquisition of KRONE, consisting primarily of trademarks, technology and a distributor network. We recorded $83.3 million in connection with the acquisition of FONS, consisting primarily of customer relationships, existing technology and non-compete agreements. Another $4.7 million was recorded related to contract assets and a non-compete agreement purchased from OpenCell.

The following table represents intangible assets by category and accumulated amortization as of October 31, 2005 and 2004 (in millions):

2005	Gross Carrying Amounts	Accumulated Amortization	Net	Estimated Life Range (In Years)
Technology	$ 54.0	$11.3	$ 42.7	5-7
Trade name/trademarks	26.2	2.0	24.2	2-20
Distributor network	10.1	1.5	8.6	10
Customer list	41.8	3.5	38.3	2-7
Patents	25.4	10.7	14.7	3-7
Non-compete agreements	12.6	0.6	12.0	2-5
Other	30.4	5.9	24.5	1-13
Total	$200.5	$35.5	$165.0	8(1)

2004	Gross Carrying Amounts	Accumulated Amortization	Net	Estimated Life Range (In Years)
Technology	$ 28.9	$ 2.3	$26.6	5-7
Trade name/trademarks	25.3	.6	24.7	5-20
Distributor network	10.1	.5	9.6	10
Customer list	4.5	.5	4.0	2
Patents	19.8	7.9	11.9	3-7
Other	18.3	2.1	16.2	1-13
Total	$106.9	$13.9	$93.0	10(1)

(1) Weighted average life.

Amortization expense was $21.4 million and $7.1 million for the years ended October 31, 2005 and 2004, respectively. Included in amortization expense is $18.1 million and $4.4 million of acquired intangible amortization for the years ended October 31, 2005 and 2004, respectively. There was no acquired intangible amortization expense for the year ended October 31, 2003. The estimated amortization expense for identified intangible assets is as follows for the periods indicated (in millions):

2006	$ 29.6
2007	27.4
2008	26.7
2009	24.1
2010	18.2
Thereafter	39.0
Total	$165.0

Note 8: Notes Payable

On June 4, 2003, we issued $400.0 million of convertible unsecured subordinated notes in two separate transactions pursuant to Rule 144A under the Securities Act of 1933. This issuance was made through an initial offering of $350.0 million of convertible notes on May 29, 2003, and the subsequent exercise in full by the underwriters of such offering of their option to purchase an additional $50.0 million of convertible notes. The net proceeds to us from this offering were $355.5 million after underwriting discounts of $10.0 million and the net payment for the purchased call options and warrant transactions described below. In the first transaction, we issued $200.0 million of 1.0% fixed rate convertible unsecured subordinated notes that mature on June 15, 2008. In the second transaction, we issued $200.0 million of convertible unsecured subordinated notes that have a variable interest rate and mature on June 15, 2013. The interest rate for the variable rate notes is equal to 6-month LIBOR plus 0.375%. The interest rate for the variable rate notes will be reset on each semi-annual interest payment date, which is June 15 and December 15 of each year beginning on December 15, 2003, for both the fixed and variable rate notes.

The interest rate on the variable rate notes for the six-month periods ending June 15 and December 15, 2005 was 3.065% and 3.99625%, respectively. The interest rate rose to 5.045% for the current six-month period ending June 15, 2006. The holders of both the fixed and variable rate notes may convert all or some of their notes into shares of our common stock at any time prior to maturity at a conversion price of $28.091 per share. We may not redeem the fixed rate notes anytime prior to their maturity date. We may redeem any or all of the variable rate notes at any time on or after June 23, 2008.

Concurrent with the issuance of the fixed and variable rate notes, we purchased five-year and ten-year call options on our common stock to reduce the potential dilution from conversion of the notes. Under the terms of these call options, which become exercisable upon conversion of the notes, we have the right to purchase from the counterparty at a purchase price of $28.091 per share the aggregate number of shares that we are obligated to issue upon conversion of the fixed and variable rate notes, which is a maximum of 14.2 million shares. We also have the option to settle the call options with the counterparty through a net share settlement or cash settlement, either of which would be based on the extent to which the then-current market price of our common stock exceeds $28.091 per share. The total cost of all the call options was $137.3 million, which was recognized in shareowners' investment. The cost of the call options was partially offset by the sale of warrants to acquire shares of our common stock with terms of five and ten years to the same counterparty with whom we entered into the call options. The warrants are exercisable for an aggregate of 14.2 million shares at an exercise price of $36.96 per share. The warrants become exercisable upon conversion of the notes, and may be settled, at our option, either through a net share settlement or a net cash settlement, either of which would be based on the extent to which the then-current market price of our common stock exceeds $36.96 per share. The gross proceeds from the sale of the warrants were $102.8 million, which was recognized in shareowners' investment. The call options and the warrants are subject to early expiration upon conversion of the notes. The net effect of the call options and the warrants is to either reduce the potential dilution from the conversion of the notes (if we elect net share settlement) or to increase the net cash proceeds of the offering (if we elect net cash settlement) if the notes are converted at a time when the current market price of our common stock is greater than $28.091 per share.

We have used and plan to use the cash proceeds from this offering for general corporate purposes and strategic opportunities, including financing for possible acquisitions or investments in complementary businesses, technologies or products.

Note 9: Shareowner Rights Plan

We have a shareowner rights plan intended to preserve the long-term value of ADC to our shareowners by discouraging a hostile takeover. This plan was amended and restated during fiscal 2003. Under the shareowner rights plan, each outstanding share of our common stock has an associated preferred stock purchase right. The rights are exercisable only if a person or group acquires 15% or more of our outstanding common stock. If the rights become exercisable, the rights would allow their holders (other than the acquiring person or group) to purchase fractional shares of our preferred stock (each of which is the economic equivalent of a share of common stock) or stock of the company acquiring us at a price equal to one-half of the then-current value of our common stock. The dilutive effect of the rights on the acquiring person or group is intended to encourage such person or group to negotiate with our board of directors prior to attempting a takeover. If our board of directors believes a proposed acquisition of ADC is in the best interests of ADC and our shareowners, our board of directors may amend the shareowner rights plan or redeem the rights for a nominal amount in order to permit the acquisition to be completed without interference from the plan.

Note 10: Income Taxes

The components of the income (loss) from continuing operations before income taxes are (in millions):

	2005	2004	2003
United States	$95.9	$29.0	$(12.3)
Foreign	(3.2)	6.6	(32.6)
Total income (loss) before income taxes	$92.7	$35.6	$(44.9)

The components of the (benefit) provision for income taxes from continuing operations are (in millions):

	2005	2004	2003
Current taxes:			
Federal	$ —	$ —	$(1.0)
Foreign	6.8	2.1	(0.1)
State	(0.5)	(0.7)	(4.0)
	$ 6.3	$ 1.4	$(5.1)
Deferred taxes:			
Federal	—	—	—
Foreign	0.9	0.6	—
State	—	—	—
	0.9	0.6	—
Total (benefit) provision	$ 7.2	$ 2.0	$(5.1)

The effective income tax rate differs from the federal statutory rate from continuing operations as follows:

	2005	2004	2003
Federal statutory rate	35%	35%	(35)%
Impairment charges	—	—	(22)
Research and development tax credits	—	—	(2)
Change in deferred tax asset valuation allowance	(13)	(25)	59
State income taxes, net	1	(2)	(38)
Foreign income taxes	(14)	(4)	35
Other, net	(1)	1	(8)
Effective income tax rate	8%	5%	(11)%

FINANCIALS

Deferred tax assets (liabilities) as of October 31, 2005 and 2004 are composed of the following (in millions):

	2005	2004
Current deferred tax assets:		
Asset valuation reserves	$ 19.6	$ 20.6
Accrued liabilities	19.7	22.7
Subtotal	$ 39.3	$ 43.3
Non-current deferred tax assets:		
Intangible assets	$ 237.2	$ 316.7
Depreciation	17.5	12.3
Net operating loss and tax credit carryover	532.3	468.0
Capital loss carryover	225.6	226.7
Investments and other	27.4	42.2
Subtotal	1,040.0	1,065.9
Total deferred tax assets	$ 1,079.3	$ 1,109.2
Current deferred tax liabilities:		
Accrued liabilities	$ (4.1)	$ (4.7)
Subtotal	(4.1)	(4.7)
Non-current deferred tax liabilities:		
Intangible assets	$ (27.5)	$ (29.0)
Investments and other	(9.1)	(8.1)
Subtotal	(36.6)	(37.1)
Total deferred tax liabilities	$ (40.7)	$ (41.8)
Net deferred tax assets	$ 1,038.6	$ 1,067.4
Deferred tax asset valuation allowance	(1,039.9)	(1,068.9)
Net deferred tax liabilities	$ (1.3)	$ (1.5)

During the third quarter of fiscal 2002, we concluded that a full valuation allowance against our net deferred tax assets was appropriate. A deferred tax asset represents future tax benefits to be received when certain expenses and losses previously recognized in our income statement become deductible under applicable income tax laws. Thus, realization of a deferred tax asset is dependent on future taxable income against which these deductions can be applied. SFAS No. 109 *"Accounting for Income Taxes"* requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods, and existing contracts or sales backlog that will result in future profits. The accounting guidance further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. As a result of the cumulative losses we had incurred to that point and the full utilization of our loss carryback potential, we concluded that a full valuation allowance should be recorded. From the third quarter of fiscal 2002 to date, we have maintained our policy of providing a nearly full valuation allowance against all future tax benefits produced by our operating results. We expect to continue to provide a nearly full allowance on any future tax benefits until we can sustain a level of profitability that demonstrates our ability to utilize these assets.

We recorded an income tax provision (benefit) relating to discontinued operations, which was primarily related to income tax contingencies, of $(3.7) million, $(0.1) million and $(0.2) million during fiscal 2005, 2004 and 2003, respectively.

The U.S. Internal Revenue Service has completed its examination of our federal income tax returns for all years prior to fiscal 2003. In addition, we are subject to examinations in several states and foreign jurisdictions.

Federal and state net operating loss carryforwards for tax purposes, available to offset future income, were approximately $1,110.3 million at October 31, 2005. Most of the federal operating loss carryforwards expire between fiscal 2019 and fiscal 2025, and the state operating loss carryforwards expire between fiscal 2006 and fiscal 2025. Federal capital loss carryforwards were approximately $609.7 million at October 31, 2005, most of which expire in fiscal 2009. Federal credit carryforwards were approximately $77.6 million at October 31, 2005, and expire between fiscal 2009 and fiscal 2025. Foreign operating loss carryforwards were approximately $115.6 million at October 31, 2005, of which $62.9 million is generally available for indefinite carryforward periods and $52.7 million is expected to either expire or not be utilized.

Deferred federal income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be invested permanently in those operations. At October 31, 2005, such earnings were approximately $56.2 million. The amount of unrecognized deferred tax liability on such earnings was approximately $4.5 million.

In connection with our acquisition of FONS, we recorded $0.2 million of income tax receivable, $8.8 million of deferred tax assets, and $29.6 million of deferred tax liabilities. The recording of the net deferred tax liabilities relating to the acquisition of FONS results in a $20.8 million reduction of the company's previously recorded valuation allowance on its deferred tax assets as part of the purchase price asset allocation.

In connection with our acquisition of KRONE during fiscal 2004, we recorded $5.9 million of income taxes payable, $64.0 million of deferred tax assets, $38.2 million of deferred tax liabilities and a valuation allowance of $27.8 million. The recording of the valuation allowance resulted in a corresponding increase in the goodwill recorded in the KRONE acquisition. As this valuation allowance is reduced in the future, goodwill will be reduced accordingly. During fiscal 2005 and 2004, goodwill was reduced $1.5 million and $0.6 million, respectively, as a result of a reduction of a portion of this valuation allowance.

During fiscal 2005, our valuation allowance decreased from $1,068.9 million to $1,039.9 million. The decrease is comprised of $(20.8) million recorded in connection with our acquisition of FONS, $(12.3) million related to continuing operations and $4.1 million related to discontinued operations and other items.

Note 11: Employee Benefit Plans

Retirement Savings Plans: U.S. employees and employees in many other countries are eligible to participate in retirement savings plans. In the United States, effective April 1, 2003, we match employee contributions to our plan ($0.50 for every dollar contributed) up to 6% of eligible pay, and depending on our financial performance, we voluntarily may make an additional contribution up to 120% of employee contributions on 6% of wages. Prior to April 1, 2003, we matched employee contributions ($1.00 for every dollar contributed) to our plan up to 6% of wages, and depending on our financial performance, we voluntarily could make an additional contribution up to 70% of employee contributions on 6% of wages. Employees are fully vested in all contributions at the time the contributions are made. Our contributions to our U.S. retirement savings plan were $7.0 million, $5.5 million and $6.1 million during fiscal 2005, 2004 and 2003, respectively. If so elected by the participants, the trustee for our U.S. retirement savings plan invests a portion of our cash contributions in our common stock. In addition, other retirement savings plans exist in other of our global (non-U.S.) locations, which are aligned with local custom and practice. We contributed $5.7 million, $4.0 million and $2.6 million to our global (non-U.S.) retirement savings plans in fiscal 2005, 2004 and 2003, respectively.

Pension Benefits: With our acquisition of KRONE, we assumed certain pension obligations of KRONE related to its German workforce. The KRONE pension plan is an unfunded general obligation of our German subsidiary (which is a common arrangement for German pension plans) and, as part of the acquisition we recorded a liability of $62.8 million for this obligation as of October 31, 2004. As of October 31, 2005 we had a liability of $71.9 million for this obligation. We use a measurement date of October 31 for the plan. The plan was closed to employees hired after 1994. Accordingly, only employees and retirees hired before 1995 are covered by the plan. Pension payments will be made to eligible individuals upon reaching eligible retirement age, and the cash payments are expected to approximately equal the net periodic benefit cost.

The following provides reconciliations of benefit obligations, plan assets and funded status of the KRONE pension plan.

	October 31,	
	2005	2004
Reconciliation of projected benefit obligation		
Beginning balance	$ 62.8	$ —
Amount assumed in the KRONE acquisition	—	63.9
Service cost	0.2	0.2
Interest cost	3.0	1.5
Actuarial (gain) loss	9.2	(1.1)
Foreign currency exchange rate changes	0.1	—
Benefit payments	(3.4)	(1.7)
Ending Balance	$ 71.9	$ 62.8
Funded status of the plan		
Plan assets at fair value less than benefit obligation	$(71.9)	$(62.8)
Unrecognized net actuarial (gain) loss	8.5	(1.1)
Net amount recognized	$(63.4)	$(63.9)
Amounts recognized in the Consolidated Balance Sheet as of October 31		
Prepaid benefit cost	$ —	$ —
Accumulated Benefit Obligation	70.6	63.9
Accumulated other comprehensive income, pre-tax	(7.2)	—
Net amount recognized	$ 63.4	$ 63.9

Net periodic pension cost includes the following components:

	October 31,	
	2005	2004
Service cost	$0.2	$0.2
Interest cost	3.0	1.5
Net periodic pension cost	$3.2	$1.7

The following assumptions were used to determine the plan's benefit obligations as of the end of the plan year and the plan's net periodic pension cost:

	October 31,	
	2005	2004
Weighted average assumptions used to determine benefit obligations		
Discount rate	4.25%	5.25%
Compensation rate increase	2.50%	2.50%
Weighted average assumptions used to determine net cost for the years ended		
Discount rate	5.25%	5.25%
Compensation rate increase	2.50%	2.50%

Since the plan is an unfunded general obligation, we do not expect to contribute to the plan in fiscal 2006 except to make the benefit payments described below.

Expected future employee benefit plan payments (in millions):

2006	$ 3.7
2007	3.7
2008	3.8
2009	3.8
2010	3.9
Five Years Thereafter	$20.5

Note 12: Stock Option Plans

We maintain a Global Stock Incentive Plan ("GSIP") to grant various stock awards, including stock options at fair market value and restricted stock units and restricted stock awards, to key employees and to our non-employee directors. Restricted stock units are a grant of the right to receive shares of common stock upon the vesting of the restricted stock unit. Restricted stock awards are grants of common stock, which cannot be transferred until vesting is achieved. These units incrementally vest over four years following the date of issuance. A maximum of 21.3 million stock awards can be granted under the GSIP. Restricted stock awards, restricted stock units, and performance awards are limited to 4.3 million shares. As of October 31, 2005, 13.2 million shares were available for stock awards, inclusive of a maximum of 3.6 million shares available for issuance as restricted stock awards, restricted stock units and performance awards. All options granted under this plan were made at fair market value. Stock options under our plan vest over a four-year period. There are no performance or market conditions for vesting or exercising of the options. The contract life of our options is ten years.

The following schedule summarizes activity in our GSIP (shares in millions):

	Stock Option Shares	Weighted Average Exercise Price	[illegible]
Outstanding at October 31, 2002	15.4	$ 66.78	0.2
Granted	4.3	15.96	0.4
Exercised	(0.4)	(9.94)	—
Restrictions lapsed	—	—	(0.1)
Canceled	(8.7)	(72.03)	(0.2)
Outstanding at October 31, 2003	10.6	42.98	0.3
Granted	3.5	22.33	—
Exercised	(0.3)	(10.99)	—
Restrictions lapsed	—	—	(0.1)
Canceled	(5.5)	(49.77)	—
Outstanding at October 31, 2004	8.3	29.53	0.2
Granted	1.1	18.65	—
Exercised	(0.8)	(15.90)	—
Restrictions lapsed	—	—	(0.1)
Canceled	(1.8)	(31.05)	—
Outstanding at October 31, 2005	6.8	28.95	0.1
Exercisable at October 31, 2005	4.6	$ 33.70	—

The following table contains details of our outstanding stock options as of October 31, 2005:

Range of Exercise Prices Between	Number Outstanding (In Thousands)	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable (In Thousands)	Weighted Average Exercise Price
$ 8.05 - $ 15.26	282	7.54	$ 12.65	227	$ 12.06
15.68 - 15.82	1,223	7.09	15.82	1,120	15.82
16.03 - 18.62	658	8.17	17.12	318	16.97
18.69 - 18.76	952	9.13	18.76	—	—
19.11 - 19.81	836	5.40	19.78	612	19.79
20.02 - 24.22	749	8.29	20.62	244	20.93
24.43 - 30.59	806	5.98	29.63	806	29.63
31.08 - 53.76	702	4.57	42.03	692	41.93
53.92 - 286.56	590	3.49	97.45	590	97.45
$293.56 - $293.56	7	4.68	293.56	7	293.56
	6,805	6.71	$ 28.95	4,616	$ 33.70

Net periodic pension cost includes the following components:

	October 31,	
	2005	2004
Service cost	$0.2	$0.2
Interest cost	3.0	1.5
Net periodic pension cost	$3.2	$1.7

The following assumptions were used to determine the plan's benefit obligations as of the end of the plan year and the plan's net periodic pension cost:

	October 31,	
	2005	2004
Weighted average assumptions used to determine benefit obligations		
Discount rate	4.25%	5.25%
Compensation rate increase	2.50%	2.50%
Weighted average assumptions used to determine net cost for the years ended		
Discount rate	5.25%	5.25%
Compensation rate increase	2.50%	2.50%

Since the plan is an unfunded general obligation, we do not expect to contribute to the plan in fiscal 2006 except to make the benefit payments described below.

Expected future employee benefit plan payments (in millions):

2006	$ 3.7
2007	3.7
2008	3.8
2009	3.8
2010	3.9
Five Years Thereafter	$20.5

FINANCIALS

Note 12: Stock Option Plans

We maintain a Global Stock Incentive Plan ("GSIP") to grant various stock awards, including stock options at fair market value and restricted stock units and restricted stock awards, to key employees and to our non-employee directors. Restricted stock units are a grant of the right to receive shares of common stock upon the vesting of the restricted stock unit. Restricted stock awards are grants of common stock, which cannot be transferred until vesting is achieved. These units incrementally vest over four years following the date of issuance. A maximum of 21.3 million stock awards can be granted under the GSIP. Restricted stock awards, restricted stock units, and performance awards are limited to 4.3 million shares. As of October 31, 2005, 13.2 million shares were available for stock awards, inclusive of a maximum of 3.6 million shares available for issuance as restricted stock awards, restricted stock units and performance awards. All options granted under this plan were made at fair market value. Stock options under our plan vest over a four-year period. There are no performance or market conditions for vesting or exercising of the options. The contract life of our options is ten years.

ADC Telecommunications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following schedule summarizes activity in our GSIP (shares in millions):

	Stock Option Shares	Stock Options Weighted Average Exercise Price	Restricted Stock Awards
Outstanding at October 31, 2002	15.4	$ 66.78	0.2
Granted	4.3	15.96	0.4
Exercised	(0.4)	(9.94)	—
Restrictions lapsed	—	—	(0.1)
Canceled	(8.7)	(72.03)	(0.2)
Outstanding at October 31, 2003	10.6	42.98	0.3
Granted	3.5	22.33	—
Exercised	(0.3)	(10.99)	—
Restrictions lapsed	—	—	(0.1)
Canceled	(5.5)	(49.77)	—
Outstanding at October 31, 2004	8.3	29.53	0.2
Granted	1.1	18.65	—
Exercised	(0.8)	(15.90)	—
Restrictions lapsed	—	—	(0.1)
Canceled	(1.8)	(31.05)	—
Outstanding at October 31, 2005	6.8	28.95	0.1
Exercisable at October 31, 2005	4.6	$ 33.70	—

The following table contains details of our outstanding stock options as of October 31, 2005:

Range of Exercise Prices Between	Number Outstanding (In Thousands)	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable (In Thousands)	Weighted Average Exercise Price
$ 8.05 - $ 15.26	282	7.54	$ 12.65	227	$ 12.06
15.68 - 15.82	1,223	7.09	15.82	1,120	15.82
16.03 - 18.62	658	8.17	17.12	318	16.97
18.69 - 18.76	952	9.13	18.76	—	—
19.11 - 19.81	836	5.40	19.78	612	19.79
20.02 - 24.22	749	8.29	20.62	244	20.93
24.43 - 30.59	806	5.98	29.63	806	29.63
31.08 - 53.76	702	4.57	42.03	692	41.93
53.92 - 286.56	590	3.49	97.45	590	97.45
$293.56 - $293.56	7	4.68	293.56	7	293.56
	6,805	6.71	$ 28.95	4,616	$ 33.70

FINANCIALS

The weighted average fair value per option at the date of grant for options granted in fiscal 2005, 2004 and 2003 was $9.61, $10.36 and $7.91 per share, respectively. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	3.83%	3.13%	2.62%
Expected dividend	—	—	—
Expected volatility factor	50.2%	59.4%	66.9%
Expected option term	4.5 years	4.6 years	3.2 years

Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Fair value is determined using an option-pricing model, such as Black-Scholes, that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends and the risk-free interest rate over the expected life of the option.

Non-cash stock compensation expense of $0.9 million was recognized in fiscal 2003, as a result of unvested stock options and restricted stock converted into ADC awards in connection with our fiscal 2000 acquisition of Broadband Access Systems. There were no non-cash stock compensation expenses recognized in fiscal 2005 or 2004. The exercise prices on the date of grant were deemed to be less than the estimated fair values of the awards. Such amounts are reflected in research and development and selling and administration expenses in the consolidated statements of operations.

In addition, we incurred $3.0 million, $2.9 million and $3.5 million of deferred compensation expense in fiscal 2005, 2004 and 2003, respectively, related to restricted stock issued as part of employee incentive plans, and such expense was included in research and development and selling and administration expenses.

Restricted Stock Units

As of October 31, 2005, 299,829 restricted stock units were issued and outstanding. Total compensation expense attributable to these restricted stock units was $4.0 million during fiscal 2005. During the year ended October 31, 2005, we issued 220,426 restricted stock units at fair values between $16.10 and $21.77, cancelled 49,089 restricted stock units at fair values between $14.98 and $20.72, and released 31,405 restricted stock units upon vesting of the units.

As of October 31, 2004, restricted stock units totaled 159,897 units. These units incrementally vest over four years following the date of issuance. Total compensation expense attributable to these restricted stock units was $4.4 million during fiscal 2004. During the year ended October 31, 2004, we issued 219,718 restricted stock units at fair values between $14.42 and $21.49, cancelled 59,821 restricted stock units at fair values between $17.78 and $20.72, and released no restricted stock units.

For restricted stock units awarded as of October 31, 2005, compensation expense attributable to the restricted stock units during the years ending October 31, 2006, October 31, 2007, and October 31, 2008 will be approximately $2.1 million, $2.1 million, and $1.3 million, respectively. The weighted average fair value of our restricted stock units outstanding as of October 31, 2005 is $18.95.

Note 13: Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) has no impact on our net income (loss) but is reflected in our balance sheet through adjustments to shareowners' investment. Accumulated other comprehensive income (loss) derives from foreign currency translation adjustments, unrealized gains (losses) on the sale of available-for-sale securities and adjustments to reflect our minimum pension liability. We specifically identify the amount of unrealized gain (loss) recognized in other comprehensive income for each available-for-sale ("AFS") security. When an AFS security is sold or impaired, we remove the security's cumulative unrealized gain (loss), net of tax, from accumulated other comprehensive loss. The components of accumulated other comprehensive loss are as follows (in millions):

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) On AFS Securities, net	Minimum Pension Liability Adjustment	Total
Balance, October 31, 2002	$(14.7)	$ —	$ —	$(14.7)
Translation loss	(10.7)	—	—	(10.7)
Unrealized gain on securities, net of taxes of $0.0	—	4.2	—	4.2
Balance, October 31, 2003	(25.4)	4.2	—	(21.2)
Translation gain, net of taxes of $0.0	12.3	—	—	12.3
Unrealized loss on securities, net of taxes of $0.0	—	(0.4)	—	(0.4)
Adjustment for sale of securities, net of taxes of $0.0	—	(4.2)	—	(4.2)
Balance, October 31, 2004	(13.1)	(0.4)	—	(13.5)
Translation loss, net of taxes of $0.0	(4.6)	—	—	(4.6)
Minimum pension liability adjustment, net of taxes of $0.0	—	—	(7.2)	(7.2)
Unrealized loss on securities, net of taxes of $0.0	—	(0.3)	—	(0.3)
Balance, October 31, 2005	$(17.7)	$(0.7)	$(7.2)	$(25.6)

FINANCIALS

Note 14: Commitments and Contingencies

Vendor Financing: In the past we have worked with customers and third-party financiers to negotiate financing arrangements for projects. As of October 31, 2005 and 2004, approximately $10.2 million was outstanding relating to such financing arrangements. At October 31, 2005 and 2004, we have recorded approximately $9.4 million in loss reserves in the event of non-performance related to these financing arrangements.

Letters of Credit: As of October 31, 2005, we had $12.6 million of outstanding letters of credit. These outstanding commitments are fully collateralized by restricted cash.

Operating Leases: Portions of our operations are conducted using leased equipment and facilities. These leases are non-cancelable and renewable, with expiration dates ranging through the year 2015. The rental expense included in the accompanying consolidated statements of operations was $13.3 million, $14.3 million and $18.2 million for fiscal 2005, 2004 and 2003, respectively.

We were party to an operating lease agreement related to our world headquarters facility in Eden Prairie, Minnesota, that was set to expire in October 2006. This operating lease, the form of which is sometimes referred to as a "synthetic lease," contained a minimum residual value guarantee at the end of the lease term, and also gave us a purchase option at the end of the lease term. During the third quarter of fiscal 2003, we purchased this property for an aggregate purchase price of $46.8 million. The entire purchase price was paid out of pledged collateral that was classified as restricted cash on our consolidated balance sheet.

In addition, during fiscal 2003 we purchased a total of four other properties held under synthetic leases for an aggregate $101.4 million. All of the properties were purchased using restricted cash previously pledged to secure the lease obligations. Two properties were purchased for $55.9 million and were recorded at their fair market value of $15.7 million, which resulted in a $5.2 million impairment charge and a $35.0 million reduction in a previously recorded restructuring accrual. These two properties were sold in fiscal 2004. The remaining two properties that were purchased for $45.5 million were immediately sold for total proceeds of $15.3 million, with the $30.2 million difference also reducing the previously recognized restructuring accrual.

The following is a schedule of future minimum rental payments required under non-cancelable operating leases as of October 31, 2005 (in millions):

2006	$ 30.5
2007	22.0
2008	17.3
2009	14.9
2010	13.6
Thereafter	26.5
Total	$124.8

The aggregate amount of future minimum rentals to be received under noncancelable subleases as of October 31, 2005 is $38.4 million.

Legal Contingencies: On May 19, 2003, we were served with a lawsuit that was filed in the United States District Court for the District of Minnesota. The complaint named ADC and several of our current and former officers, employees and directors as defendants. After this lawsuit was served, we were served with two substantially similar lawsuits. All three of these lawsuits were consolidated into a single lawsuit captioned In Re ADC Telecommunications, Inc. ERISA Litigation. This lawsuit has been brought by individuals who seek to represent a class of participants in our Retirement Savings Plan who purchased our common stock as one of the investment alternatives under the Retirement Savings Plan from February 2000 to present. The lawsuit alleges a breach of fiduciary duties under the Employee Retirement Income Security Act. On October 26, 2005, after mediation, the parties settled the case subject to various approvals, including approvals from an independent fiduciary and the court. Pending finalization, the amount and terms of the settlement are confidential. We do not expect, based on the conditional agreement, the resolution of this matter to have a material impact on our financial statements.

We are a party to various other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Many of these disputes may be resolved amicably without resort to formal litigation. The amount of monetary liability resulting from the ultimate resolution of these matters cannot be determined at this time. As of October 31, 2005, we had recorded approximately $8.4 million in loss reserves for certain of these matters. In light of the reserves we recorded, at this time we believe the ultimate resolution of these lawsuits, proceedings and claims will not have a material adverse impact on our business, results of operations or financial condition. Because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial condition.

Income Tax Contingencies: Our effective tax rate is impacted by reserve provisions and changes to reserves, which we consider appropriate. We establish reserves when, despite our belief that our tax returns reflect the proper treatment of all matters, we believe that the treatment of certain tax matters is likely to be challenged and that we may not ultimately be successful.

Significant judgment is required to evaluate and adjust the reserves in light of changing facts and circumstances, such as the progress of a tax audit. Further, a number of years may lapse before a particular matter for which we have established a reserve is audited and finally resolved. While it is difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies.

Purchase Obligations: At October 31, 2005 we had non-cancellable commitments to purchase goods and services valued at $26.8 million, including items such as inventory and information technology support.

Other Contingencies: As a result of the divestitures discussed in Note 4, we may incur charges related to obligations retained based on the sale agreement, primarily related to income tax contingencies or working capital adjustments. At this time, none of those obligations are probable or estimable.

Change of Control: Our board of directors has approved the extension of certain employee benefits, including salary continuation to key employees, in the event of a change of control of ADC.

Note 15: Segment and Geographic Information

Segment Information

We have two reportable segments: the Broadband Infrastructure and Access segment and the Professional Services segment. Broadband Infrastructure and Access products consist of:

- Connectivity systems and components that provide the infrastructure to wireline, wireless, cable, broadcast and enterprise networks to connect high-speed Internet, data, video and voice services over copper, coaxial and fiber-optic cables, and

- Access systems used in the "last mile/kilometer" of wireline and wireless networks to deliver high-speed Internet, data and voice services.

Professional Services (previously known as Integrated Solutions) provides integration services for broadband, multiservice communications over wireline, wireless, cable and enterprise networks. Professional services are used to plan, deploy and maintain communications networks that deliver Internet, data, video and voice services.

As a result of our KRONE acquisition, we implemented reporting at a regional level in addition to reporting at a business unit level during fiscal 2005. Business unit level reports present results through contribution margin. Regional level reports present fully allocated results to the operating income level, before restructuring costs. For presentation purposes, we have allocated regional and corporate costs beyond contribution margin to the segment disclosures below in order to arrive at fully-allocated operating income for the segment. These allocations were made based on associated revenues. Assets are not allocated to the segments. Accounting policies used by the segments are the same as those described in Note 1.

Intersegment sales of $42.9 million, $22.9 million and $16.3 million, and operating income of $30.7 million, $17.6 million and $14.2 million are eliminated from Professional Services for the fiscal years ended October 31, 2005, 2004 and 2003. These intersegment sales primarily represent products of Broadband Infrastructure and Access sold by the Professional Services segment.

No single country has property and equipment sufficiently material to disclose. Our largest customer accounted for 12.5%, 13.5% and 12.9% of our sales in fiscal 2005, 2004 and 2003, respectively. Revenue from this customer is included in both the Broadband Infrastructure and Access and the Professional Services segments.

The following table sets forth net sales information for each of our functional operating segments described above (in millions):

	2005	2004	2003
Infrastructure Products (Connectivity)	$ 804.4	$472.8	$283.0
Access Products (Wireline and Wireless)	139.0	150.9	161.3
Eliminations, Divested Entities and Other	0.5	2.1	3.1
Broadband Infrastructure and Access	943.9	625.8	447.4
Professional Services	225.3	147.6	132.4
Total	$1,169.2	$773.4	$579.8

The following table sets forth certain financial information for each of our functional operating segments described above (in millions):

Segment Information	Broadband Infrastructure and Access	Professional Services	Consolidated
		(In millions)	
2005			
External sales:			
Products	$943.9	$ 54.0	$ 997.9
Services	—	171.3	171.3
Total external sales	$943.9	$225.3	$1,169.2
Contribution margin	291.5	14.8	—
Depreciation and amortization	$ 58.3	$ 8.9	$ 67.2
Operating income (loss)	$ 99.3	$(27.0)	$ 72.3
2004			
External sales:			
Products	$625.8	$ 55.4	$ 681.2
Services	—	92.2	92.2
Total external sales	$625.8	$147.6	$ 773.4
Contribution margin	207.1	8.5	—
Depreciation and amortization	$ 32.7	$ 8.7	$ 41.4
Operating income (loss)	$ 58.3	$(33.7)	$ 24.6
2003			
External sales:			
Products	$447.4	$ 37.3	$ 484.7
Services	—	95.1	95.1
Total external sales	$447.4	$132.4	$ 579.8
Contribution margin	120.4	18.6	—
Depreciation and amortization	$ 41.9	$ 11.5	$ 53.4
Operating loss	$(37.7)	$(16.3)	$ (54.0)

Regional Information

As a result of our KRONE acquisition, we implemented reporting at a regional level during fiscal 2005. Operating income by region is fully allocated for all costs except restructuring costs. The following table sets forth operating income by region for fiscal 2005 (in millions).

2005 Regional Operating Income

Americas	$ 59.6
EMEA	16.3
Indo-Pac	13.7
Asia	(1.5)
Subtotal	88.1
Intercompany elimination	(1.1)
Operating income before restructuring costs	87.0
Restructuring costs	(14.7)
Operating income after restructuring costs	$ 72.3

Geographic Information

The following table sets forth certain geographic information concerning our U.S. and foreign sales and ownership of property and equipment (in millions):

Geographic Sales Information	2005	2004	2003
		(In millions)	
Inside the United States	$ 639.0	$467.5	$436.5
Outside the United States:			
Asia Pacific (China, Hong Kong, and Korea, Australia, India, Japan, and Southeast Asia)	102.7	52.9	16.3
EMEA (Europe (Excluding Germany), Middle East, and Africa)	175.3	107.3	82.1
Germany	167.4	78.0	—
Americas (Canada, Central and South America)	84.8	67.7	44.9
Total	$1,169.2	$773.4	$579.8
Property and Equipment, Net:			
Inside the United States	$ 141.6	$144.1	$145.4
Outside the United States	79.5	88.4	29.5
Total	$ 221.1	$232.5	$174.9

Note 16: Impairment, Restructuring, and Other Disposal Charges

During fiscal 2005, 2004 and 2003, we continued our plan to improve operating performance by restructuring and streamlining our operations. As a result, we incurred impairment charges related to the disposal of excess equipment, restructuring charges associated with workforce reductions as well as the consolidation of excess facilities, other disposal charges associated with inventory write-offs and certain administrative charges related to product line divestitures. We recorded impairment and restructuring charges of $8.7 million, $10.9 million and $34.3 million during fiscal 2005, 2004 and 2003, respectively, to our

Broadband Infrastructure and Access segment. We recorded impairment and restructuring charges of $6.3 million, $2.7 million and $8.9 million during fiscal 2005, 2004 and 2003, respectively, to our Professional Services segment. The impairment, restructuring and other disposal charges resulting from our actions, by category of expenditures, adjusted to exclude those activities specifically related to discontinued operations, are as follows for 2005, 2004 and 2003, respectively (in millions):

Fiscal 2005	Impairment Charges	Restructuring Charges	Total
Employee severance costs	$ —	$11.2	$11.2
Facilities consolidation and lease termination	—	3.5	3.5
Fixed asset write-downs	0.3	—	0.3
Total	$0.3	$14.7	$15.0

Fiscal 2004	Impairment Charges	Restructuring Charges	Total
Employee severance costs	$ —	$ 9.3	$ 9.3
Facilities consolidation and lease termination	—	2.6	2.6
Fixed asset write-downs	1.7	—	1.7
Total	$1.7	$11.9	$13.6

Fiscal 2003	Impairment Charges	Restructuring Charges	Total
Employee severance costs	$ —	$23.5	$23.5
Facilities consolidation and lease termination	—	4.1	4.1
Fixed asset write-downs	15.6	—	15.6
Total	$15.6	$27.6	$43.2

Impairment Charges: As a result of our intention to sell, scale-back or exit non-strategic businesses, we regularly evaluate our goodwill and property and equipment assets for impairment in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, and SFAS No. 142, *"Goodwill and other Intangible Assets."* As a result of applying SFAS No. 144 to our property and equipment, non-cash impairment charges have been required. For fiscal 2005, 2004 and 2003, we recorded impairment charges of $0.3 million, $1.7 million and $15.6 million, respectively.

Restructuring Charges: Restructuring charges relate principally to employee severance and facility consolidation costs resulting from the closure of facilities and other workforce reductions attributable to our efforts to reduce costs. During fiscal 2005, 2004 and 2003, we terminated the employment of approximately 500, 200 and 1,300 employees, respectively, through reductions in force. The costs of these reductions have been and will be funded through cash from operations. These reductions have impacted both of our business segments.

Facility consolidation and lease termination costs represent costs associated with our decision to consolidate and close duplicative or excess manufacturing and office facilities. We incurred charges of $6.2 million and $16.0 million for the fiscal years ended October 31, 2005 and October 31, 2004, respectively, primarily due to our decision to close unproductive and excess facilities and the continued softening of real estate markets, which resulted in lower sublease income.

The following table provides detail on the activity and our remaining restructuring accrual balance by category as of 2005, 2004 and 2003 (in millions):

Type of Charge	Accrual October 31, 2004	Discontinued Operations Net Additions	Continuing Operations Net Additions	Cash Charges	Accrual October 31, 2005
Employee severance costs	$ 9.6	$0.1	$11.2	$12.2	$ 8.7
Facilities consolidation	28.8	2.7	3.5	10.4	24.6
Total	$38.4	$2.8	$14.7	$22.6	$33.3

Type of Charge	Accrual October 31, 2003	Discontinued Operations Net Additions	Continuing Operations Net Additions	Cash Charges	Accrual October 31, 2004
Employee severance costs	$ 3.0	$ 4.5	$ 9.3	$ 7.2	$ 9.6
Facilities consolidation	26.1	13.4	2.6	13.3	28.8
Total	$29.1	$17.9	$11.9	$20.5	$38.4

Included in the October 31, 2004 accrual balance of $38.4 million is $4.4 million related to reserves acquired with the KRONE acquisition, of which $4.1 million was paid as of October 31, 2005.

We expect that substantially all of the remaining $8.7 million of cash expenditures relating to employee severance costs incurred through October 31, 2005 will be paid by the end of fiscal 2006. Of the $24.6 million to be paid for the consolidation of facilities, we expect that approximately $10.0 million will be paid from unrestricted cash in fiscal 2006, and that the balance will be paid from unrestricted cash over the respective lease terms of the facilities through 2015. Based on our intention to continue to consolidate and close duplicative or excess manufacturing operations in order to reduce our cost structure, we may incur additional restructuring charges (both cash and non-cash) in future periods. These restructuring charges may have a material effect on our operating results.

During the fiscal year ended October 31, 2005, we sold three properties previously classified as held for sale, for proceeds of $8.0 million and a net gain of $1.5 million.

Note 17: Quarterly Financial Data (Unaudited in millions, except earnings per share)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2005					
Net Sales	$240.6	$312.4	$314.6	$301.6	$1,169.2
Net Sales Outside the United States	121.4	137.3	135.1	136.4	530.2
Gross Profit	82.1	116.9	115.8	106.1	420.9
Income (Loss) Before Income Taxes	15.1	37.1	35.6	4.9	92.7
Provision (Benefit) for Income Taxes	1.0	2.3	1.5	2.4	7.2
Income (Loss) From Continuing Operations	14.1	34.8	34.1	2.5	85.5
Discontinued Operations, Net of Tax	38.4	(1.4)	(10.2)	(1.6)	25.2
Net Income (Loss)	$ 52.5(1)	$ 33.4(2)	$ 23.9(3)	$ 0.9(4)	$ 110.7
Average Common Shares Outstanding — Basic	115.6	115.7	116.0	116.5	116.0
Average Common Shares Outstanding — Diluted	115.9	130.5	131.4	117.7	131.1
Basic Income (Loss) Per Share:					
Continuing operations	$ 0.12	$ 0.30	$ 0.29	$ 0.02	$ 0.74
Discontinued operations	$ 0.33	$ (0.01)	$ (0.09)	$ (0.01)	$ 0.21
Net Income (Loss)	$ 0.45	$ 0.29	$ 0.20	$ 0.01	$ 0.95
Diluted Income (Loss) Per Share:					
Continuing operations	$ 0.12	$ 0.28	$ 0.28	$ 0.02	$ 0.72
Discontinued operations	$ 0.33	$ (0.01)	$ (0.08)	$ (0.01)	$ 0.19
Net Income (Loss)	$ 0.45	$ 0.27	$ 0.20	$ 0.01	$ 0.91

ADC Telecommunications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2004					
Net Sales	$134.1	$150.7	$224.9	$263.7	$ 773.4
Net Sales Outside the United States	37.4	42.9	101.4	124.1	305.8
Gross Profit	53.8	62.5	85.8	100.2	302.3
Income (Loss) Before Income Taxes	16.8	(2.1)	4.1	16.8	35.6
Provision (Benefit) for Income Taxes	(0.1)	0.6	0.3	1.2	2.0
Income (Loss) From Continuing Operations	16.9	(2.7)	3.8	15.6	33.6
Discontinued Operations, Net of Tax	(19.3)	(23.9)	(18.1)	44.1	(17.2)
Net Income (Loss)	$ (2.4)(5)	$ (26.6)(6)	$ (14.3)(7)	$ 59.7(8)	$ 16.4
Average Common Shares Outstanding — Basic	115.3	115.4	115.6	115.6	115.5
Average Common Shares Outstanding — Diluted	130.3	115.4	116.0	130.0	116.0
Basic Income (Loss) Per Share:					
Continuing operations	$ 0.15	$ (0.02)	$ 0.03	$ 0.13	$ 0.29
Discontinued operations	$ (0.17)	$ (0.21)	$ (0.15)	$ 0.39	$ (0.15)
Net Income (Loss)	$ (0.02)	$ (0.23)	$ (0.12)	$ 0.52	$ 0.14
Diluted Income (Loss) Per Share:					
Continuing operations	$ 0.14	$ (0.02)	$ 0.03	$ 0.13	$ 0.29
Discontinued operations	$ (0.15)	$ (0.21)	$ (0.15)	$ 0.34	$ (0.15)
Net Income (Loss)	$ (0.01)	$ (0.23)	$ (0.12)	$ 0.47	$ 0.14

(1) Includes $3.1 million restructuring charges and $9.0 million gain on the sale of a notes receivable.

(2) Includes $3.2 million restructuring charges and $0.1 million impairment charges.

(3) Includes $1.0 million restructuring charges.

(4) Includes $7.4 million restructuring charges and $0.2 million impairment charges.

(5) Includes $1.7 million restructuring charges; $4.4 million nonoperating gain on sale of investments; and $3.5 million net nonoperating gain for divested product lines.

(6) Includes $10.1 million restructuring charges and $1.5 million impairment charges.

(7) Includes $0.6 million restructuring charges.

(8) Includes $(0.5) million restructuring charges (reversal) and $0.2 million impairment charges.

Fiscal Year

Our quarters end on the last Friday of the calendar month for the respective quarter end. Our fiscal year end is October 31. As a result, any quarter may have greater or fewer days than other quarters in a fiscal year.

Discontinued Operations

We sold our business related to our Metrica service assurance software group in the first quarter of fiscal 2005 and our SIUK business in the third quarter of fiscal 2005. During fiscal 2004, we sold our BroadAccess40 business, the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software, and the business related to our Singl.eView product line. In accordance with SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" these businesses were classified as discontinued operations in fiscal 2005 and 2004. The financial results are reported separately as discontinued operations for all periods presented.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms.

During the last quarter of fiscal 2005, there was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of October 31, 2005. That evaluation excluded the business operations of Fiber Optic Network Solutions Corp. and its subsidiaries and OpenCell, Corp., both of which were acquired in fiscal 2005. The acquired business operations excluded from the evaluation together constituted 11% and 21% of total and net assets, respectively, as of October 31, 2005 and 1% and 6% of revenues and net income, respectively, for the year then ended. In conducting its evaluation, our management used the criteria set forth by the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management believes our internal control over financial reporting was effective as of October 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareowners
ADC Telecommunications, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that ADC Telecommunications, Inc. and subsidiaries maintained effective internal control over financial reporting as of October 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ADC Telecommunications, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Fiber Optic Network Solutions, Corp. and subsidiaries and OpenCell, Corp., both of which are included in the October 31, 2005 consolidated financial statements of ADC Telecommunications, Inc. and subsidiaries and together constituted 11% and 21% of total and net assets, respectively, as of October 31, 2005 and 1% and 6% of revenues and net income, respectively, for the year then ended. Management's evaluation of the effectiveness of the company's internal control over financial reporting excluded the business operations of these entities acquired during fiscal 2005. Our audit of internal control over financial reporting of ADC Telecommunications, Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Fiber Optic Network Solutions, Corp. and subsidiaries and OpenCell, Corp.

In our opinion, management's assessment that ADC Telecommunications, Inc. and subsidiaries maintained effective internal control over financial reporting as of October 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, ADC Telecommunications, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ADC Telecommunications, Inc. and subsidiaries as of October 31, 2005 and 2004, and the related consolidated statements of operations, shareowners' investment, and cash flows for each of the three years in the period ended October 31, 2005, and our report dated January 12, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Minneapolis, Minnesota
January 12, 2006

Item 9B. ***OTHER INFORMATION***

None.

PART III

Item 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

The disclosure under part I of Item 1 of this Form 10-K entitled "Executive Officers of the Registrant" is incorporated by reference into this Item 10.

The sections entitled "Election of Directors," "Corporate Governance and Board Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our 2006 Annual Meeting of Shareowners, which will be filed with the SEC (the "Proxy Statement"), are incorporated in this Form 10-K by reference.

We have adopted a financial code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and all other ADC employees. This financial code of ethics, which is one of several policies within our Code of Business Conduct, is posted on our website. The Internet address for our website is http://www.adc.com, and the financial code of ethics may be found at www.adc.com/investorrelations/corporate governance.

We will satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

Item 11. *EXECUTIVE COMPENSATION*

The sections of the Proxy Statement entitled "Compensation of Directors" and "Executive Compensation" are incorporated in this Form 10-K by reference (except for the information set forth under the subcaption "Compensation Committee Report on Executive Compensation," which is not incorporated in this Form 10-K).

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The section of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated by reference into this Form 10-K.

The following table summarizes share and exercise price information about our equity compensation plans as of October 31, 2005:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column)
Equity compensation plans approved by security holders(1)	6,369,575	$26.7237	13,194,101
Equity compensation plans not approved by security holders(2)	435,335	$61.5760	0
Total	6,804,910	$28.9534	13,194,101

(1) Includes options and rights granted and shares that may become the subject of future awards under our Global Stock Incentive Plan to either employees or non-employee directors. Specifically, 13,194,101 shares may become the subject of future awards as of October 31, 2005.

(2) Includes options granted under the following plans that have not been approved by our shareowners: (a) the 2001 Special Stock Option Plan (the "2001 Special Plan") as described below and (b) plans

established by us in connection with our acquisitions of each of the following companies: CommTech Corporation in fiscal 2001; PairGain Technologies, Inc. in fiscal 2000; and Saville Systems Plc in fiscal 1999 (collectively, the "Acquisition Plans"). In certain instances the plans of the acquired companies that the Acquisition Plans replaced were approved by the shareowners of the acquired companies. Each Acquisition Plan was established by us to preserve the benefit of the outstanding options of the company we were acquiring on the same general terms and conditions under which these options were initially granted. At the time we completed an acquisition, the options then outstanding under the acquired company's option plan were converted into options to purchase ADC common stock using an agreed conversion ratio under the applicable Acquisition Plan. No future options will be issued under any of the Acquisition Plans. As of October 31, 2005, options to purchase an aggregate of 196,316 shares of common stock at a weighted average price of $90.3533 and an average remaining term of approximately 3.11 years were outstanding under the Acquisition Plans.

The 2001 Special Plan was adopted by our Board of Directors to address acute retention and compensation considerations associated with the economic downturn in the telecommunications industry that began in 2001. The 2001 Special Plan was designed to assist us in retaining and incenting our non-executive employees. Officers and directors of ADC were not eligible to receive awards under this plan. Under the 2001 Special Plan, we made a one-time grant of options to purchase an aggregate of 1,360,620 shares on December 7, 2001, to non-executive employees. These options were granted with an exercise price equal to the fair market value of our shares on the date of grant. As of October 31, 2005, options to purchase 239,019 shares of common stock with a weighted average exercise price of $37.9400 were outstanding.

The terms and conditions of awards under the 2001 Special Plan were consistent with the terms and conditions of options granted under our shareowner-approved Global Stock Incentive Plan. All options granted under the 2001 Special Plan vested with respect to one-third of the grant on the first anniversary of the grant date, with the remaining options vesting in 12.5% increments on the last day of each successive three-month period as long as the award recipients remained employed as of those dates. The options became fully vested as of December 7, 2004, and have a ten-year term.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

None.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The section of the Proxy Statement entitled "Principal Accountant Fees and Services" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of our Independent Registered Public Accounting Firm" are incorporated in this Form 10-K by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

Listing of Financial Statements

The following consolidated financial statements of ADC are filed with this report and can be found at Item 8 of this Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended October 31, 2005, 2004 and 2003

Consolidated Balance Sheets as of October 31, 2005 and 2004

Consolidated Statements of Shareowners' Investment for the years ended October 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended October 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

Five-Year Selected Consolidated Financial Data for the years ended October 31, 2001 through October 31, 2005, is located in Item 6 of this Form 10-K

Listing of Financial Statement Schedules

The following schedules are filed with this report and can be found starting on page 89 of this form 10-K:

Schedule II — Valuation of Qualifying Accounts and Reserves

Schedules not included have been omitted because they are not applicable or because the required information is included in the consolidated financial statements or notes thereto.

Listing of Exhibits

See Exhibit Index on page 90 for a description of the documents that are filed as Exhibits to this report on Form 10-K or incorporated by reference herein. We will furnish a copy of any Exhibit to a security holder upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC TELECOMMUNICATIONS, INC.

By: /s/ Robert E. Switz
Robert E. Switz
President and Chief Executive Officer

Dated: January 13, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Robert E. Switz Robert E. Switz	President and Chief Executive Officer (principal executive officer)	Dated: January 13, 2006
/s/ Gokul V. Hemmady Gokul V. Hemmady	Vice President and Chief Financial Officer (principal financial officer)	Dated: January 13, 2006
/s/ James G. Mathews James G. Mathews	Vice President and Controller (principal accounting officer)	Dated: January 13, 2006
John A. Blanchard III*	Director	
John J. Boyle III*	Director	
James C. Castle*	Director	
Mickey P. Foret*	Director	
J. Kevin Gilligan*	Director	
B. Kristine Johnson*	Director	
Lois M. Martin*	Director	
William R. Spivey*	Director	
Jean-Pierre Rosso*	Director	
John E. Rehfeld*	Director	
Larry W. Wangberg*	Director	
John D. Wunsch*	Director	

*By: /s/ Gokul V. Hemmady
Gokul V. Hemmady
Attorney-in-Fact

Dated: January 13, 2006

FINANCIALS

ADC TELECOMMUNICATIONS

SCHEDULE II — VALUATION OF QUALIFYING ACCOUNTS AND RESERVES

	Balance at Beginning of Year	Acquisition	Charged to Costs and Expenses	Deductions	Balance at End of Year
			(In millions)		
Fiscal 2005					
Allowance for doubtful accounts & notes receivable	$42.4	$ —	$(3.0)	$18.6	$20.8
Inventory reserve	41.9	0.3	5.7	12.2	35.7
Warranty accrual	14.4	—	2.7	6.3	10.8
Fiscal 2004					
Allowance for doubtful accounts & notes receivable	$48.4	$ 7.5	$(2.7)	$10.8	$42.4
Inventory reserve	32.2	16.9	(0.4)	6.8	41.9
Warranty accrual	10.4	5.3	4.0	5.3	14.4
Fiscal 2003					
Allowance for doubtful accounts & notes receivable	$35.8	$ —	$ 4.5	$ (8.1)	$48.4
Inventory reserve	81.9	—	—	49.7	32.2
Warranty accrual	10.5	—	5.7	5.8	10.4

EXHIBIT INDEX

The following documents are filed as Exhibits to this Annual Report on Form 10-K or incorporated by reference herein. Any document incorporated by reference is identified by a parenthetical reference to the SEC filing which included such document.

Exhibit Number	Description
2-a	Share Purchase Agreement, dated March 25, 2004 among ADC Telecommunications, Inc., KRONE International Holding, Inc., KRONE Digital Communications Inc., GenTek Holding Corporation and GenTek Inc. (Incorporated by reference to Exhibit 2.1 to ADC's Current Report on Form 8-K dated June 2, 2004.)
2-b	First Amendment to Share Purchase Agreement, dated May 18, 2004 among ADC Telecommunications, Inc., KRONE International Holding, Inc., KRONE Digital Communications Inc., GenTek Holding Corporation and GenTek Inc. (Incorporated by reference to Exhibit 2.2 to ADC's Current Report on Form 8-K dated June 2, 2004.)
2-c	Acquisition Agreement, dated May 24, 2004 among ADC Telecommunications, Inc., BigBand Networks, Inc. and ADC Broadband Access Systems, Inc. (Incorporated by reference to Exhibit 2.1 to ADC's Current Report on Form 8-K dated July 13, 2004.)
2-d	Acquisition Agreement, dated June 3, 2004 among ADC Telecommunications, Inc., ADC Irish Holdings IA, LLC, ADC Irish Holdings IIA, LLC, ADC Telecommunications Sales, Inc. and Intec Telecom Systems PLC. (Incorporated by reference to Exhibit 2.1 to ADC's Current Report on Form 8-K dated September 2, 2004.)
2-e	First Amendment to the Acquisition Agreement, dated August 27, 2004 among ADC Telecommunications, Inc., ADC Irish Holdings IA, LLC, ADC Irish Holdings IIA, LLC, ADC Telecommunications Sales, Inc. and Intec Telecom Systems PLC. (Incorporated by reference to Exhibit 2.2 to ADC's Current Report on Form 8-K dated September 2, 2004.)
2-f	Acquisition Agreement, dated October 22, 2004 between ADC Telecommunications, Inc. and WatchMark Corp. (Incorporated by reference to Exhibit 2.1 to ADC's Current Report on Form 8-K dated November 26, 2004.)
2-g	Amendment No. 1 to Acquisition Agreement, dated November 19, 2004 between ADC Telecommunications, Inc. and WatchMark Corp. (Incorporated by reference to Exhibit 2.2 to ADC's Current Report on Form 8-K dated November 26, 2004.)
2-h	Agreement and Plan of Merger, dated July 21, 2005, by and among ADC Telecommunications, Inc., Falcon Venture Corp., Fiber Optic Network Solutions Corp., and Michael J. Noonan. (Incorporated by reference to Exhibit 2.1 to ADC's Current Report on Form 8-K dated July 21, 2005.)
2-i	First Amendment to Agreement and Plan of Merger, dated August 16, 2005, by and among ADC Telecommunications, Inc., Falcon Venture Corp., Fiber Optic Network Solutions Corp., and Michael J. Noonan. (Incorporated by reference to Exhibit 2.1 to ADC's Current Report on Form 8-K dated August 16, 2005.)
3-a	Restated Articles of Incorporation of ADC Telecommunications, Inc., conformed to incorporate amendments dated January 20, 2000, June 30, 2000, August 13, 2001, March 2, 2004 and May 9, 2005. (Incorporated by reference to Exhibit 3-a to ADC's Quarterly Report on Form 10-Q for the quarter ended July 29, 2005.)
3-b	Restated Bylaws of ADC Telecommunications, Inc. effective April 18, 2005. (Incorporated by reference to Exhibit 3-f to ADC's Quarterly Report on Form 10-Q for the quarter ended April 29, 2005.)
4-a	Form of certificate for shares of Common Stock of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4-a to ADC's Quarterly Report on Form 10-Q for the quarter ended April 29, 2005.)
4-b	Rights Agreement, as amended and restated July 30, 2003, between ADC Telecommunications, Inc. and Computershare Investor Services, LLC as Rights Agent. (Incorporated by reference to Exhibit 4-b to ADC's Form 8-A/A filed on July 31, 2003.)

Exhibit Number	Description
4-c	Indenture dated as of June 4, 2003, between ADC Telecommunications, Inc. and U.S. Bank National Association. (Incorporated by reference to Exhibit 4-g of ADC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003.)
4-d	Registration Rights Agreement dated as of June 4, 2003, between ADC Telecommunications, Inc. and Banc of America Securities LLC, Credit Suisse First Boston LLC and Merrill Lynch Pierce Fenner & Smith Incorporated as representations of the Initial Purchase of ADC's 1% Convertible Subordinated Notes due 2008 and Floating Rate Convertible Subordinated Notes due 2013. (Incorporated by reference to Exhibit 4-h to ADC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003.)
10-a*	ADC Telecommunications, Inc. Global Stock Incentive Plan, as amended and restated through August 1, 2005.
10-b	ADC Telecommunications, Inc. Management Incentive Plan for Fiscal Year 2004. (Incorporated by reference to Exhibit 10-d to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2003.)
10-c	ADC Telecommunications, Inc. Management Incentive Plan for Fiscal Year 2005. (Incorporated by reference to Exhibit 10-d to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2004.)
10-d	ADC Telecommunications, Inc. Management Incentive Plan for Fiscal Year 2006. (Incorporated by reference to Exhibit 10-b to ADC's Current Report on Form 8-K dated November 18, 2005.)
10-e	ADC Telecommunications, Inc. Executive Incentive Exchange Plan, as amended and restated effective as of November 1, 2001. (Incorporated by reference to Exhibit 10-g to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2001.)
10-f	Amendment 1 to the ADC Telecommunications, Inc. Executive Incentive Exchange Plan, effective as of November 1, 2002. (Incorporated by reference to Exhibit 10-g to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2002.)
10-g	ADC Telecommunications, Inc. Executive Change in Control Severance Pay Plan (2002 Restatement), effective as of January 1, 2002. (Incorporated by reference to Exhibit 10-I to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2001.)
10-h	ADC Telecommunications, Inc. Change in Control Severance Pay Plan (2002 Restatement), effective as of January 1, 2002. (Incorporated by reference to Exhibit 10-b to ADC's Quarterly Report on Form 10-Q for the quarter ended January 31, 2002.)
10-i	ADC Telecommunications, Inc. 2001 Special Stock Option Plan. (Incorporated by reference to Exhibit 10-c to ADC's Quarterly Report on Form 10-Q for the quarter ended January 31, 2002.)
10-j	ADC Telecommunications, Inc. Special Incentive Plan, effective November 1, 2002. (Incorporated by reference to Exhibit 10-k to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2002.)
10-k	Compensation Plan for Non-employee Directors of ADC Telecommunications, Inc., restated as of January 1, 2004. (Incorporated by reference to Exhibit 10-b to ADC's Quarterly Report on Form 10-Q for the quarter ended January 31, 2004.)
10-l	First Amendment to the Compensation Plan for Non-employee Directors of ADC Telecommunications, Inc., restated as of January 1, 2004. (Incorporated by reference to Exhibit 10-a to ADC's Current Report on Form 8-K dated November 18, 2005.)
10-m	ADC Telecommunications, Inc. Deferred Compensation Plan (1989 Restatement), as amended and restated effective as of November 1, 1989. (Incorporated by reference to Exhibit 10-aa to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.)
10-n	Second Amendment to ADC Telecommunications, Inc. Deferred Compensation Plan (1989 Restatement), effective as of March 12, 1996. (Incorporated by reference to Exhibit 10-b to ADC's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997.)
10-o	Third Amendment to ADC Telecommunications, Inc. Deferred Compensation Plan (1989 Restatement), effective as of December 9, 2003. (Incorporated by reference to Exhibit 10-d to ADC's Quarterly Report on Form 10-Q for the quarter ended January 31, 2004.)

Exhibit Number	Description
10-p	ADC Telecommunications, Inc. Pension Excess Plan (1989 Restatement), as amended and restated effective as of January 1, 1989. (Incorporated by reference to Exhibit 10-bb to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.)
10-q	Second Amendment to ADC Telecommunications, Inc. Pension Excess Plan (1989 Restatement), effective as of March 12, 1996. (Incorporated by reference to Exhibit 10-a to ADC's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997.)
10-r	ADC Telecommunications, Inc. 401(k) Excess Plan (2002 Restatement), as amended and restated effective as of January 1, 2002. (Incorporated by reference to Exhibit 10-r to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2001.)
10-s	First Amendment of ADC Telecommunications, Inc. 401(k) Excess Plan (2002 Restatement) dated as of February 26, 2002. (Incorporated by reference to Exhibit 10-a to ADC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003.)
10-t	Second Amendment of ADC Telecommunications, Inc. 401(k) Excess Plan (2002 Restatement) dated as of April 1, 2003. (Incorporated by reference to Exhibit 10-b to ADC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003.)
10-u	Third Amendment of ADC Telecommunications, Inc. 401(k) Excess Plan (2002 Restatement) dated as of January 1, 2003. (Incorporated by reference to Exhibit 10-c to ADC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003.)
10-v*	Fourth Amendment of ADC Telecommunications, Inc. 401(k) Excess Plan (2002 Restatement) dated as of January 1, 2006.
10-w*	Fifth Amendment of ADC Telecommunications, Inc. 401(k) Excess Plan (2002 Restatement) dated as of January 1, 2006.
10-x	Executive Employment Agreement dated as of August 13, 2003, between ADC Telecommunications, Inc., and Robert E. Switz. (Incorporated by reference to Exhibit 10-e to ADC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003.)
10-y	ADC Telecommunications, Inc. Executive Management Incentive Plan. (Incorporated by reference to Exhibit 10-jj to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2002.)
10-z	ADC Telecommunications, Inc. Executive Stock Ownership Policy for Section 16 Officers, effective as of January 1, 2004, and amended as of May 10, 2005. (Incorporated by reference to Exhibit 10-b to ADC's Quarterly Report on Form 10-Q for the quarter ended July 29, 2005.)
10-aa	Summary of Executive Perquisite Allowances. (Incorporated by reference to Exhibit 10-cc to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2003.)
10-bb	Letter Agreement of employment between ADC Telecommunications, Inc. and Michael K. Pratt dated April 25, 2002, that includes severance arrangements. (Incorporated by reference to Exhibit 10-y to ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2004.)
10-cc	KRONE Acquisition Key Employee Retention Plan. (Incorporated by reference to Exhibit 10-b to ADC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.)
10-ee	Form of ADC Telecommunications, Inc. Nonqualified Stock Option Agreement provided to certain officers and key management employees of ADC with respect to option grants made on November 1, 2001 (the form of incentive stock option agreement contains the same material terms). (Incorporated by reference to Exhibit 10-f to ADC's Quarterly Report on Form 10-Q for the quarter ended January 31, 2002.)
10-ff	Form of ADC Telecommunications, Inc. Restricted Stock Award Agreement utilized with respect to restricted stock grants beginning in ADC's 2002 fiscal year. (Incorporated by reference to Exhibit 10-g to ADC's Quarterly Report on Form 10-Q for the quarter ended January 31, 2002.)
10-gg*	Form of Restricted Stock Unit Award Agreement used for grants to employee under the Global Stock Incentive Plan.

Exhibit Number	Description
10-hh	Form of Restricted Stock Unit Award Agreement used for non-employee directors under the Global Stock Incentive Plan. (Incorporated by reference to Exhibit 10-b to ADC's Current Report on Form 8-K dated February 1, 2005.)
10-ii	Form of ADC Telecommunications, Inc. Incentive Stock Option Agreement provided to employees with respect to option grants made under the ADC Telecommunications, Inc. Global Stock Incentive Plan. (Incorporated by reference to Exhibit 10-d to ADC's Current Report on Form 8-K dated February 1, 2005.)
10-jj	Form of ADC Telecommunications, Inc. Non-qualified Stock Option Agreement provided to employees with respect to option grants made under the ADC Telecommunications, Inc. Global Stock Incentive Plan. (Incorporated by reference to Exhibit 10-e to ADC's Current Report on Form 8-K dated February 1, 2005.)
10-kk	Form of Nonqualified Stock Option Agreement used for non-employee directors under the Global Stock Incentive Plan. (Incorporated by reference to Exhibit 10-f to ADC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.)
10-ll	Form of Nonqualified Stock Option Agreement used for non-employee directors under the Compensation Plan for Non-Employee Directors. (Incorporated by reference to Exhibit 10-g to ADC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.)
10-mm	Form of ADC Telecommunications, Inc. Restricted Stock Unit Award Agreement provided to non-employee Directors of ADC with respect to Restricted Stock Unit awards made under the Compensation Plan for non-employee directors of ADC Telecommunications, Inc., restated as of January 1, 2004. (Incorporated by reference to Exhibit 10-c to ADC's Current Report on Form 8-K dated February 1, 2005.)
12-a*	Computation of Ratio of Earnings to Fixed Charges.
21-a*	Subsidiaries of ADC Telecommunications, Inc.
23-a*	Consent of Ernst & Young LLP.
24-a*	Power of Attorney.
31-a*	Certification of principal executive officer required by Exchange Act Rule 13a-14(a).
31-b*	Certification of principal financial officer required by Exchange Act Rule 13a-14(a).
32*	Certifications furnished pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

We have excluded from the exhibits filed with this report instruments defining the rights of holders of long-term debt of ADC where the total amount of the securities authorized under such instruments does not exceed 10% of our total assets. We hereby agree to furnish a copy of any of these instruments to the SEC upon request.

FINANCIALS

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ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252
(952) 938-8080

ADC TELECOMMUNICATIONS, INC.

January 24, 2006

Dear ADC Shareowner:

You cordially are invited to attend the Annual Shareowners' Meeting of ADC Telecommunications, Inc., which will be held in the Auditorium at ADC's World Headquarters on Tuesday, March 7, 2006, at 9:00 a.m. Central Standard Time. ADC's World Headquarters are located at 13625 Technology Drive, Eden Prairie, Minnesota 55344. Details of the business to be conducted at the annual meeting are given in the attached notice of annual shareowners' meeting.

If you do not plan to attend the annual meeting, please complete, sign, date and return the enclosed proxy card promptly in the accompanying reply envelope, or follow the instructions on the proxy card for voting via telephone or the Internet. If you decide to attend the annual meeting and wish to change your proxy vote, you may do so automatically by voting in person at the annual meeting.

We look forward to seeing you at the annual meeting.

John A. Blanchard III
Non-executive Chairman of the Board

Eden Prairie, Minnesota

YOUR VOTE IS IMPORTANT

In order to ensure your representation at the annual meeting, please complete, sign and date the enclosed proxy card and return it as promptly as possible in the enclosed envelope (for which no postage is required if mailed in the United States). For alternative voting methods, please refer to the information under the captions "Vote by Internet" and "Vote by Phone" on the proxy card.

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ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252
(952) 938-8080

NOTICE OF ANNUAL SHAREOWNERS' MEETING TO BE HELD MARCH 7, 2006

To the Shareowners of ADC Telecommunications, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Shareowners' Meeting of ADC Telecommunications, Inc. will be held at the Auditorium of the World Headquarters of ADC Telecommunications, Inc., 13625 Technology Drive, Eden Prairie, Minnesota 55344, on Tuesday, March 7, 2006, at 9:00 a.m. Central Standard Time, for the purpose of considering and acting upon:

(1) The election of four directors for terms expiring in 2009;

(2) The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending October 31, 2006; and

(3) The ratification of such other business as may come properly before the meeting or any adjournment thereof.

Shareowners of record at the close of business on January 11, 2006, are the only persons entitled to notice of and to vote at the meeting.

Your attention is directed to the attached proxy statement. If you do not expect to be present at the meeting, you may submit your proxy by voting on the Internet or by telephone by no later than 10:59 p.m. Central Standard Time on March 6, 2006 (as directed on your proxy card), or by completing, signing, dating and mailing the enclosed proxy card as promptly as possible. **We encourage you to vote on the Internet or by telephone in order to reduce our mailing and handling expenses.** If you choose to return the proxy card by mail, we have enclosed an envelope addressed to ADC for which no postage is required if mailed in the United States.

By Order of the Board of Directors

Jeffrey D. Pflaum
Vice President, General Counsel and Secretary

January 24, 2006

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ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252
(952) 938-8080

PROXY STATEMENT

ANNUAL SHAREOWNERS' MEETING
To Be Held On MARCH 7, 2006

This proxy statement has been prepared on behalf of the Board of Directors of ADC Telecommunications, Inc. in connection with the solicitation of proxies for our Annual Shareowners' Meeting to be held on Tuesday, March 7, 2006, and at any and all adjournments of the annual meeting. The cost of soliciting proxies, including the cost of preparing and mailing the Notice of Annual Shareowners' Meeting and this proxy statement, is being paid by us. In addition, we will, upon the request of brokers, dealers, banks, voting trustees and their nominees who are holders of record of shares of our common stock on the record date specified below, bear their reasonable expenses for mailing copies of these materials to the beneficial owners of these shares. In addition, our officers and other employees may solicit proxies in person or by telephone or facsimile, but will receive no extra compensation for these services. This proxy statement and the accompanying form of proxy card are first being mailed to shareowners on or about January 24, 2006.

Shareowners of record at the close of business on January 11, 2006, are the only persons entitled to notice of and to vote at the annual meeting. As of that date, there were 116,801,210 issued and outstanding shares of our common stock, our only outstanding voting securities. Each shareowner is entitled to one vote for each share held, and there is no cumulative voting. All share numbers set forth in this proxy statement reflect the 1-for-7 reverse stock split we completed in May 2005.

Shareowners can vote their shares through the Internet or by telephone as an alternative to completing and mailing the enclosed proxy card. The procedures for Internet and telephone voting are described on the proxy card. The Internet and telephone voting procedures are designed to verify shareowners' identities, allow shareowners to give voting instructions and confirm that their instructions have been recorded properly. Shareowners who vote through the Internet should be aware that they may incur costs to access the Internet, such as usage charges from telephone companies or Internet service providers, and that these costs must be borne by the shareowner. Shareowners who vote by Internet or telephone need not return a proxy card by mail.

Whether shareowners submit their proxies by mail, telephone or the Internet, a shareowner may revoke a proxy by sending a written notice of revocation or submitting another proxy with a later date (either by mail, telephone or the Internet) at any time prior to the date of the annual meeting or by voting in person at the annual meeting. Unless so revoked, properly executed proxies will be voted in the manner set forth in this proxy statement or as otherwise specified by the shareowner giving the proxy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our common stock that were beneficially owned as of December 31, 2005, by our directors, our executive officers included in the Summary Compensation Table set forth under the caption "Executive Compensation" below, all of our directors and executive officers as a group and all shareowners known by us to be beneficial owners of more than five percent of our common stock. Except as otherwise indicated, the shareowners listed in the table have sole voting and investment power with respect to the common stock owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Alliance Capital Management, L.P. c/o AXA Financial, Inc. 1290 Avenue of the Americas New York, NY 10104	12,422,379(1)	10.64%
Robert E. Switz	600,196(2),(4)	*
Gokul V. Hemmady	80,241(2)	*
Michael K. Pratt	102,946(2)	*
Patrick D. O'Brien	77,158(2)	*
JoAnne M. Anderson(6)	152,948(2)	*
John J. Boyle III	147,933(3)	*
John A. Blanchard III	61,264(3)	*
John D. Wunsch	38,281(3)	*
Jean-Pierre Rosso	48,124(3)	*
B. Kristine Johnson	50,071(3)	*
James C. Castle	25,189(3)	*
Larry W. Wangberg	24,677(3)	*
Mickey P. Foret	9,582(3)	*
Lois M. Martin	5,714(3)	*
J. Kevin Gilligan	5,714(3)	*
John E. Rehfeld	5,714(3)	*
William R. Spivey	5,714(3)	*
All executive officers and directors as a group (21 persons)	1,689,659(5)	1.45%

* Less than 1%.

(1) Based on information in a Form 13G for the quarter ended August 31, 2005, filed by AXA Financial, Inc. on behalf of Alliance Capital Management L.P.

(2) Includes (a) shares issuable pursuant to stock options exercisable within 60 days after December 31, 2005 and (b) shares held in trust for the benefit of the executive officers pursuant to our Retirement Savings Plan, which we call the "401(k) Plan" in this proxy statement, respectively: for Mr. Switz, (a) options to purchase 453,648 shares and (b) 7,543 shares; for Mr. Hemmady, (a) options to purchase 63,172 shares and (b) 206 shares; for Mr. Pratt, options to purchase 80,612 shares; for Mr. O'Brien, (a) options to purchase 57,073 shares and (b) 2,815 shares; for Ms. Anderson, options to purchase 136,714 shares.

(3) Includes shares issuable pursuant to options exercisable within 60 days after December 31, 2005: for Mr. Boyle, options to purchase 135,460 shares; for Mr. Blanchard, options to purchase 37,038 shares; for Mr. Wunsch, options to purchase 34,139 shares; for Mr. Rosso, options to purchase 42,524 shares; for Ms. Johnson, options to purchase 44,529 shares; for Dr. Castle, options to purchase 22,127 shares;

for Mr. Wangberg, options to purchase 23,963 shares; for Mr. Foret, options to purchase 9,582 shares; for Ms. Martin, options to purchase 5,714 shares; for Mr. Gilligan, options to purchase 5,714 shares; for Mr. Rehfeld, options to purchase 5,714 shares; and for Dr. Spivey, options to purchase 5,714 shares.

(4) Includes 30,952 shares of restricted stock issued under our Global Stock Incentive Plan that may be voted by Mr. Switz but are subject to vesting conditions and transfer restrictions.

(5) Includes (a) 1,360,504 shares issuable pursuant to stock options exercisable within 60 days after December 31, 2005; (b) 19,854 shares held in trust for the benefit of executive officers pursuant to the 401(k) Plan; and (c) 30,952 shares of restricted stock issued under our Global Stock Incentive Plan that may be voted by the holders thereof but that are subject to vesting conditions and transfer restrictions.

(6) Ms. Anderson's employment with us terminated on November 28, 2005.

CORPORATE GOVERNANCE AND BOARD MATTERS

Governance Principles and Code of Ethics

Our Board of Directors is committed to sound and effective corporate governance practices. The Board has adopted written Principles of Corporate Governance, which govern the composition of the Board, Board meetings and procedures and the standing committees of the Board. The Board of Directors has the following standing committees: Audit Committee, Compensation Committee, Governance Committee, and Finance and Strategic Planning Committee. Each of these committees has a written charter. Our Principles of Corporate Governance and the charters for each of our standing committees are available for review on our website at www.adc.com/investorrelations/corporategovernance.

Our Principles of Corporate Governance provide that a majority of our directors and all members of our Audit Committee, Compensation Committee and Governance Committee will be independent. Currently, we have a Non-executive Chairman of the Board who is not an officer of ADC. Our Board makes an annual determination regarding the independence of each Board member under the current NASDAQ Stock Market listing standards. Our Board of Directors has determined that all of our directors are independent under these standards, except for Robert E. Switz, who serves as our President and Chief Executive Officer.

During fiscal 2005, our independent directors met in an executive session of the Board without management on five occasions. Under our Principles of Corporate Governance, executive sessions of the Board are led by our Non-executive Chairman, or, in his absence, by the Chair of the Governance Committee. In addition, each of our Board's standing committees regularly meets in an executive session led by the chair of the committee.

We have had a Code of Business Conduct in place for many years. This code sets forth our standards for ethical behavior and legal compliance and governs the manner in which we conduct our business. Our Code of Business Conduct includes a Financial Code of Ethics applicable to all directors, officers and employees. A copy of our Code of Business Conduct and Financial Code of Ethics can be found on our website at www.adc.com/investorrelations/corporategovernance.

Meeting Attendance

Each of our directors is expected to make reasonable efforts to attend all meetings of the Board, meetings of each committee on which he or she serves and our annual meeting of shareowners. All of our current directors were serving on the Board at the time of our 2005 annual meeting and attended that meeting. During fiscal 2005, the Board of Directors held eight meetings. Each of our directors attended at least 75% of the aggregate of the total number of these meetings plus the total number of meetings of all committees of the Board on which he or she served.

Standing Committees

The Audit Committee has sole authority to appoint, review and discharge our independent registered public accounting firm. The Audit Committee also reviews and approves in advance the services provided by our independent registered public accounting firm, oversees the internal audit function, reviews our internal accounting controls and administers our Code of Business Conduct. The Audit Committee is composed of Ms. Martin and Messrs. Blanchard, Foret, Wangberg and Wunsch, all of whom meet the existing independence and experience requirements of the NASDAQ Stock Market and the Securities and Exchange Commission. Mr. Foret is the Chair of the committee. The Board has determined that each of Messrs. Blanchard and Foret and Ms. Martin may be considered an "audit committee financial expert" under rules adopted by the Securities and Exchange Commission. During fiscal 2005, the Audit Committee held 10 meetings. The Audit Committee has determined to engage Ernst & Young LLP as independent registered public accounting firm for fiscal year 2006 and is recommending that our shareowners ratify this appointment at our annual meeting. The report of our Audit Committee is found on page 19 of this proxy statement.

The Compensation Committee determines the compensation for our executive officers and non-employee directors, establishes our compensation policies and practices, and reviews annual financial performance under our employee incentive plans. The Compensation Committee is currently composed of Ms. Johnson and Messrs. Blanchard, Gilligan, Rosso and Wunsch, all of whom are "independent" under the current NASDAQ Stock Market listing standards. Mr. Rosso is the Chair of the committee. During fiscal 2005, the Compensation Committee held six meetings. The report of our Compensation Committee on executive compensation is found on page 9 of this proxy statement.

The Governance Committee reviews and makes recommendations to the Board of Directors regarding nominees for director, establishes and monitors compliance with our Principles of Corporate Governance and conducts an annual review of the effectiveness of our Board and the performance of our Chief Executive Officer. The Governance Committee will consider qualified director nominees recommended by shareowners. Our process for receiving and evaluating Board member nominations from our shareowners is described below under the caption "Nominations." The Governance Committee is currently composed of Drs. Castle and Spivey, Ms. Johnson and Messrs. Rehfeld and Wangberg, all of whom are "independent" under the current NASDAQ Stock Market listing standards. Dr. Castle is the Chair of the committee. During fiscal 2005, the Governance Committee held four meetings.

The Finance and Strategic Planning Committee assists the Board with respect to corporate and financing strategies, evaluates acquisition and divestiture transactions, and reviews and recommends changes to ADC's capital structure. The Finance and Strategic Planning Committee is composed of Mses. Johnson and Martin and Messrs. Boyle, Foret and Gilligan, all of whom are "independent" under the current NASDAQ Stock Market listing standards. Mr. Boyle is the Chair of the committee. During fiscal 2005, the Finance and Strategic Planning Committee held five meetings.

Shareowner Communications with Board

The Board of Directors has implemented a process by which our shareowners may send written communications to the Board. Any shareowner desiring to communicate with the Board, or one or more of our directors, may send a letter addressed to the ADC Board of Directors, c/o ADC Corporate Secretary, P.O. Box 1101, Minneapolis, MN 55440. The Corporate Secretary has been instructed by the Board to forward promptly all such communications to the Board or to the individual Board members specifically addressed in the communication.

Nominations

Our Governance Committee is the standing committee responsible for selecting the slate of director nominees for election by our shareowners. The committee recommends these nominees to the full Board for approval. All director nominees approved by the Board and all directors appointed to fill vacancies created between our annual meetings of shareowners are required to stand for election by our shareowners at the next annual meeting. In the past, our Governance Committee has utilized the services of a third party search firm to assist in the identification and evaluation of Board member candidates. The Committee may engage such firms to provide such services in the future, as it deems necessary or appropriate.

Our Governance Committee determines the selection criteria and qualifications for director nominees. Minimum standards for director nominees are set forth in our Principles of Corporate Governance. A candidate must possess the ability to apply good business judgment and properly exercise his or her duties of loyalty and care. Candidates should also exhibit proven leadership capabilities, high integrity and experience in senior levels of responsibility in their chosen fields, and have the ability to grasp complex business and financial concepts and communications technologies. In general, candidates will be preferred who hold a senior level position in business, finance, law, education, research or government. The Governance Committee considers these criteria in evaluating nominees recommended to the Governance Committee by shareowners. When current Board members are considered for nomination for reelection, the Governance Committee also takes into consideration their prior ADC Board contributions, performance and meeting attendance records.

The Governance Committee will consider qualified Board candidates for possible nomination that are submitted by our shareowners. Shareowners wishing to make such a submission may do so by sending the following information to the ADC Governance Committee, c/o ADC Corporate Secretary at the above address: (1) name of the candidate and a resume or brief biographical summary; (2) contact information for the candidate and evidence of the candidate's willingness to serve as a director if elected; and (3) a signed statement regarding the submitting shareowner's status as a shareowner and the number of shares currently held by such shareowner.

The Governance Committee makes a preliminary assessment of each proposed nominee based upon the resume or biographical sketch, his or her willingness to serve as a director and other information obtained by the committee. Each proposed nominee is evaluated against the criteria set forth above and our specific needs at the time. Based upon the preliminary assessment, those candidates who appear best suited to be directors of ADC may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. On the basis of information obtained during this process, the Governance Committee determines which nominees to recommend to the Board for submission to our shareowners at the next annual meeting. The Governance Committee uses the same process for evaluating all proposed nominees, regardless of the original source of the candidate.

No candidates for director nominations were submitted to the Governance Committee by any shareowner in connection with the 2006 annual meeting. Any shareowners desiring to present a nomination for consideration by the Governance Committee prior to our 2007 annual meeting must do so by September 25, 2006, in order to provide adequate time for the Committee to duly consider the nominee while complying with our bylaws.

Compensation of Directors

Compensation for nonemployee directors is paid on a calendar year rather than a fiscal year basis. Our President and Chief Executive Officer, who is also a director, does not receive any extra compensation for serving as a director. Compensation for nonemployee directors consists of a combination of cash payments and annual stock option and restricted stock unit awards. In calendar year 2005, nonemployee directors received an annual retainer of $25,000. Nonemployee directors also received $1,500 for each Board meeting attended and $1,000 for each committee meeting attended. In addition, the Non-executive Chairman of the Board received an annual retainer of $100,000, the Chair of the Audit Committee received an annual retainer of $7,500 and the Chairs of the remaining Board committees received an annual retainer of $5,000.

Annual retainers and fees for Board and Board committee participation are eligible for deferral pursuant to our Compensation Plan for Nonemployee Directors. In 2005, directors could elect to defer their cash compensation into a deferred cash account or exchange their cash compensation for restricted stock units subject to forfeiture under our Global Stock Incentive Plan. These restricted stock units vest on the first business day of the calendar year following the year for which the cash compensation was deferred. The number of restricted stock units that ADC awards is equal in value to the dollar amount of the deferral divided by the closing price of our common stock on the first business day of the year during which the deferral occurred, rounded to the nearest whole number of shares. The restricted stock unit shares are issuable upon the director's retirement or resignation. Interest is paid on amounts deferred in the deferred cash account based on the prime commercial rate of Wells Fargo Bank, National Association. For calendar year 2005, two directors elected to exchange all or a portion of their fees for restricted stock units. One director elected to defer all or a portion of his fees into a deferred cash account.

In addition to cash compensation, as of the first business day after our 2005 Annual Shareowners' Meeting, each of our nonemployee directors received an annual option grant to acquire 4,100 shares of common stock and an annual grant of restricted stock units with a value of $25,000 under our Global Stock Incentive Plan. The terms of the restricted stock unit grants are designed to fulfill the Board's requirement of stock ownership by its directors. Each annual grant of restricted stock units vests as of the first business day of the calendar year following the year of the grant. However, distribution of shares does not occur until one year following termination of Board service. This holding requirement provides the minimum ownership interest that each director must have in ADC during the term of the director's service.

For calendar year 2006, retainers and meeting fees will remain the same as for 2005, except that the annual retainer for the Chair of the Audit Committee will increase to $10,000. Also, the number of stock options granted will change in light of changes in the market price of our common stock. However, the dollar value of the grant will be the same as the calendar year 2005 grant.

ELECTION OF DIRECTORS

We currently have 13 directors serving on our Board of Directors. The directors are divided into three classes. The members of each class are elected to serve three-year terms, with the term of office of each class ending in successive years. John A. Blanchard III, B. Kristine Johnson, Lois M. Martin, John E. Rehfeld and Jean-Pierre Rosso are the directors currently in the class with a term expiring at the annual meeting. Following the recommendation of our Governance Committee, our Board of Directors has nominated Mr. Blanchard, Ms. Martin, Mr. Rehfeld and Mr. Rosso for election to the Board at the annual meeting for terms expiring at the annual shareowners' meeting in 2009. Ms. Johnson has informed us that she does not wish to stand for re-election to the Board. Her decision was not based upon any disagreement with us or any matter relating to our operations, policies or practices.

The Board of Directors recommends that you vote FOR the above-named nominees for election as directors. Proxies solicited by the Board of Directors will, unless otherwise directed, be voted to elect these nominees.

In accordance with Minnesota law, directors are elected by a plurality of votes cast. The four nominees receiving the highest number of votes will be elected. Shares represented by proxies as to which the authority to vote for a nominee has been withheld will be deemed present and entitled to vote for purposes of determining the existence of a quorum and calculating the numbers of votes cast, but will be deemed not to have been voted in favor of the candidate with respect to whom the proxy authority has been withheld. In the unlikely event that the nominees are not candidates for election at the annual meeting, the persons named as proxies will vote for such other persons as the Board of Directors or proxies may designate.

Set forth below is information regarding the nominees to the Board of Directors and the other incumbent directors who will continue to serve after the annual meeting.

Name	Age	Nominee or Continuing Director and Term
John A. Blanchard III	63	Director and nominee for term expiring in 2009
Lois M. Martin	43	Director and nominee for term expiring in 2009
John E. Rehfeld	65	Director and nominee for term expiring in 2009
Jean-Pierre Rosso	65	Director and nominee for term expiring in 2009
James C. Castle, Ph.D.	69	Director with term expiring in 2008
Mickey P. Foret	60	Director with term expiring in 2008
J. Kevin Gilligan	51	Director with term expiring in 2008
John D. Wunsch	57	Director with term expiring in 2008
John J. Boyle III	58	Director with term expiring in 2007
William R. Spivey, Ph.D.	59	Director with term expiring in 2007
Robert E. Switz	59	Director with term expiring in 2007
Larry W. Wangberg	63	Director with term expiring in 2007

Mr. Blanchard has been a director of ADC since November 1999 and has served as Non-executive Chairman of the Board since August 2003. He served as the Chairman of the Board and Chief Executive Officer of eFunds Corporation, a provider of transaction processing and risk management services, from June 2000 to September 2002. He continued to serve as a member of the Board of Directors of eFunds Corporation until his full retirement on December 31, 2002. Previously, Mr. Blanchard had served as President and Chief Executive Officer of Deluxe Corporation, a provider of paper checks and electronic banking services, from May 1995 to May 1996 and as Chairman of the Board and Chief Executive Officer of Deluxe Corporation from May 1996 to December 2000 when eFunds Corporation was spun off of Deluxe Corporation. From January 1994 to April 1995, Mr. Blanchard was Executive Vice President of General Instrument Corporation, a supplier of set-top boxes and systems components to the cable and satellite television industry. From 1991 to 1993, Mr. Blanchard was Chairman and Chief Executive Officer of Harbridge Merchant Services, Inc., a national credit card processing company. Prior to that, Mr. Blanchard was employed by AT&T for 25 years, most recently as Senior Vice President responsible for national business sales. Mr. Blanchard also serves as a director of Wells Fargo & Company.

Ms. Martin has been a director of ADC since March 2004. Ms. Martin has been the Senior Vice President and Chief Financial Officer for Capella Education Company since 2004. Capella Education Company is the privately held parent company of Capella University, an accredited on-line university. From 2002 to 2004, Ms. Martin served as Executive Vice President and Chief Financial Officer of World Data Products, Inc., an industry-leading provider of server, storage, network and telecom solutions worldwide. From 1993 to 2001, Ms. Martin was employed by Deluxe Corporation and held a number of positions, including Senior Vice President and Chief Financial Officer, Vice President and Corporate Controller, Vice President and Controller of Deluxe Financial Services Group, Vice President and Controller of Paper Payment Systems Division, Director of Accounting Services, and Director of Internal Audit. Prior to joining Deluxe Corporation, Ms. Martin served as International Controller for Carlson Companies, a privately held, international conglomerate from 1990 to 1993.

Mr. Rehfeld has been a director of ADC since September 2004. Mr. Rehfeld is an adjunct professor for the Executive MBA program at Pepperdine University in California. During 2001, prior to joining Pepperdine, Mr. Rehfeld served as Chairman and Chief Executive Officer of Spruce Technologies, Inc., a DVD authoring software company. From 1997 to 2001, Mr. Rehfeld served as Chairman and Chief Executive Officer of ProShot Golf, Inc., a privately held company providing GPS distance measuring computers on golf carts. He served as President and Chief Executive Officer of Proxima Corporation, a multi-media projector company, from 1995 to 1997 and as President and Chief Executive Officer of ETAK, Inc., a digital map software and content company, from 1993 to 1995. Mr. Rehfeld also serves as a director of Primal Solutions, Inc. and Interchange Corporation.

Mr. Rosso has been a director of ADC since 1993. Mr. Rosso most recently served as Chairman of CNH Global, N.V., a manufacturer of construction and agriculture equipment from December 1999 to April 2004. He was Chairman and Chief Executive Officer of CNH Global from December 1999 to December 2000. Mr. Rosso was President and Chief Executive Officer of Case Corporation, a construction equipment manufacturer, from April 1994 to March 1996 and Chairman and Chief Executive Officer of Case from March 1996 to November 1999. Prior to joining Case Corporation, Mr. Rosso was President of the Home and Building Control division of Honeywell Inc. from 1991 to 1994 and President of Honeywell Europe in Brussels, Belgium, from 1987 to 1991. Mr. Rosso is also a director of Medtronic, Inc., Eurazeo and United Subcontractors, Inc.

Dr. Castle has been a director of ADC since 1994. He has served as President and Chief Executive Officer of Castle Information Technologies, LLC, a provider of information technology and board of directors consulting services, since 2001. He was formerly the Chairman of the Board and Chief Executive Officer of DST Systems of California, Inc. (formerly USCS International, Inc.), a position he held from August 1992 to April 2002. DST Systems of California is a worldwide provider of computer services to the cable industry and a provider of billing services to the cable, telephony, financial services and utility industries. From 1991 to 1992, Dr. Castle was President of Teradata Corporation, until that company merged with NCR Corporation, a subsidiary of AT&T. From 1987 to 1991, Dr. Castle was Chairman of the Board, President and Chief Executive Officer of Infotron Systems Corporation. Dr. Castle is also a director of the PMI Group, Inc., Southwest Water Company, Inc., and VeriFone, Inc.

Mr. Foret has been a director of ADC since February 2003. From September 1998 to September 2002, Mr. Foret served as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc., a commercial airline company. From September 1998 to September 2002, he also served as Chairman and Chief Executive Officer of Northwest Airlines Cargo Inc., a subsidiary of Northwest Airlines that specializes in cargo transport. From May 1998 to September 1998 he served as a Special Projects Officer of Northwest Airlines, Inc. Prior to that time, Mr. Foret served as President and Chief Operating Officer of Atlas Air, Inc. from June 1996 to September 1997 and as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. from September 1993 to May 1996. Mr. Foret previously held other senior management positions with various companies including Northwest Airlines, Continental Airlines Holdings, Inc. and KLH Computers, Inc. Mr. Foret also serves as a director of Nash Finch Company and URS Corporation.

Mr. Gilligan has been a director of ADC since September 1, 2004. In 2004, Mr. Gilligan was appointed President and Chief Executive Officer of United Subcontractors, Inc., a nationwide specialty construction contractor. Prior to joining United Subcontractors, Inc., Mr. Gilligan served as President and Chief Executive Officer of the Automation and Control Solutions Division of Honeywell International from 2001 to 2004. From 2000 to 2001, Mr. Gilligan served as President of the Home and Building Control Division of Honeywell International. He also served as President of the Solutions and Services Division of Honeywell International from 1997 to 1999 and as Vice President and General Manager of the North American Region of the Home and Building Control Division from 1994 to 1997. Mr. Gilligan also serves as a director of Graco Inc.

Mr. Wunsch has been a director of ADC since 1991. Mr. Wunsch is a Senior Managing Director of Harris MyCFO, a part of the complete wealth management solution of Harris Private Bank. From March 2002 until June 2003, he was Senior Vice President with Harris Trust and Savings Bank and head of their Private Wealth Group. Mr. Wunsch was an independent consultant in the financial services industry from December 2001 to March 2002. He was President and Chief Executive Officer of Family Financial Strategies, Inc., a registered investment advisory company, from January 1997 to December 2001. From 1990 to January 1997, he served as President of Perrybell Investments, Inc., a registered investment advisory company.

Mr. Boyle has been a director of ADC since November 1999. Mr. Boyle was appointed Chief Executive Officer of Arbor Networks, Inc., a company committed to researching cyber threats and developing solutions to prevent network attacks, in June 2005. Prior to joining Arbor Networks, Mr. Boyle served as President and Chief Executive Officer of Equallogic, Inc., from 2003 to 2004. From April 2000 to July 2003, Mr. Boyle served as Chief Executive Officer of Cogentric, Inc., a provider of Web-based solutions. He served as Senior Vice President of ADC from October 1999 to April 2000 following our acquisition of Saville Systems PLC. Prior to joining ADC, Mr. Boyle served as President and Chief Executive Officer of Saville Systems PLC from August 1994 to October 1999 and as Saville's Chairman of the Board from April 1998 to October 1999. Mr. Boyle is also a director of eFunds Corp.

Dr. Spivey has been a director of ADC since September 2004. Dr. Spivey most recently served as President and Chief Executive Officer of Luminent, Inc., a fiber optics transmission products manufacturer, from July 2000 to November 2001. From 1997 to 2000, Dr. Spivey served as Network Products Group President for Lucent Technologies. He served as Vice President of the Systems & Components Group at AT&T Corporation/Lucent Technologies from 1994 to 1997. Dr. Spivey also serves as a director of Novellus Systems, Inc., Lyondell Chemical Company, Raytheon Company, The Laird Group, PLC and Cascade Microtech, Inc.

Mr. Switz was appointed to serve as a director of ADC in August 2003. Mr. Switz has been President and Chief Executive Officer of ADC since August 2003. From January 1994 until August 2003, Mr. Switz served ADC as Chief Financial Officer as well as Executive Vice President and Senior Vice President. Mr. Switz also served as President of ADC's former Broadband Access and Transport Group from November 2000 to April 2001. Prior to joining ADC, Mr. Switz was employed by Burr-Brown Corporation, a manufacturer of precision microelectronics, most recently as Vice President, Chief Financial Officer and Director, Ventures & Systems Business. Mr. Switz is also a director of Hickory Tech Corporation and Broadcom Corporation. Effective February 7, 2006, Mr. Switz will begin service as a director of Micron Technology, Inc. He also has announced that he will not seek re-appointment to the Board of Hickory Tech Corporation where his term as a director will expire in April, 2006.

Mr. Wangberg has been a director of ADC since October 2001. Mr. Wangberg served as Chief Executive Officer and Chairman of the Board of TechTV (formerly ZDTV, Inc.), a cable television network focused on technology information, news and entertainment, from August 1997 until his retirement from these positions in July 2002. Previously, Mr. Wangberg was Chief Executive Officer and Chairman of the Board of StarSight Telecast, Inc., an interactive navigation and program guide company, from February 1995 to August 1997. Mr. Wangberg is also a director of Autodesk, Inc. and Charter Communications, Inc.

EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

OVERVIEW AND PHILOSOPHY.

The Compensation Committee of the Board of Directors is responsible for our executive compensation philosophy and major compensation policies. The Committee also is responsible for determining all aspects of the compensation paid to our Chief Executive Officer and reviews and approves compensation paid to the other executive officers. The Committee has access to an independent compensation consultant and to competitive compensation data. The Committee is composed entirely of "independent directors" as defined in the current NASDAQ Stock Market listing standards.

The primary objectives of our executive compensation program are to:

- Provide compensation that will attract, retain and motivate a superior executive team;
- Motivate our executives to achieve important performance goals; and
- Align the interests of our executive officers with those of our shareowners.

When determining compensation levels, the Committee considers ADC's performance and compensation levels of comparable companies within the communications equipment industry. Some of these companies are included in the S&P 500 Communications Equipment Index, an industry index composed of ADC and 12 other communication equipment companies that appears in the table set forth under the caption "Comparative Stock Performance" below. We believe that our executive compensation program provides an overall level of target compensation and compensation opportunity that is competitive within the communications equipment industry for companies approximating the size of ADC.

The following discussion describes our approach to executive compensation and provides commentary on each major element of the compensation program. The Committee retains the right to consider factors other than those described below in setting executive compensation levels for individual officers.

EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program is composed of base salary, annual incentive compensation, long-term incentive compensation and various benefits generally available to all of our full-time employees.

Base Salary

The Committee annually reviews the base salaries of our executive officers. Base salary levels for our executives generally are targeted to be around the average of salaries paid by communications equipment and other manufacturing and high-technology companies of similar size to ADC. In determining salaries, the Committee takes into account individual skills and experience, performance during the preceding 12 months, importance of the executive to the future success of ADC and competitive salary levels for similar positions. Salaries for our executives generally fall within a band of plus or minus 25% from the average salaries paid by comparable companies.

Annual Incentive Compensation

The Management Incentive Plan, which we call the "MIP," is our principal annual incentive program for executives. The purpose of the MIP is to provide a financial incentive to help us achieve key company, business unit and geographic region financial and strategic goals. Target MIP award levels are established as a percentage of base salary, and are set at levels for executives that are between the average and the 75th percentile of incentive bonuses offered by comparable companies.

The business performance goals under the MIP are established at the beginning of each fiscal year following approval of these goals by the Committee. For fiscal 2005, these goals for the company as a whole and each of its geographic regions were based on net sales and pro-forma operating income metrics. The performance goals for specific business units are based on net sales and profit contribution margin metrics. For management employees of a specific business unit, a combination of company-wide goals and business unit goals are applied to provide more focused incentive objectives. The MIP also provides for an individual award pool totaling a maximum of 4% of the target payments of the MIP in order for the Committee to recognize exceptional individual performance.

Under the current plan design, actual MIP awards could vary from zero to 200% of the target bonus, depending on actual company performance. No MIP bonuses would be paid unless certain minimum company or business unit goals are met. In fiscal 2005, we exceeded the minimum financial goals under the MIP, as did each geographic region and most business units. Employees not employed by the company as of the last day of the fiscal year are not eligible to receive awards under the MIP. Employees of the FONS business acquired by ADC on August 26, 2005, did not participate in the fiscal 2005 MIP. The FONS employees, however, were made eligible for a special bonus program negotiated at the time of the acquisition for purposes of retaining and providing performance incentives to key FONS employees during the most critical integration period following the acquisition.

For fiscal 2006, the MIP goals will continue to be based upon net sales and pro-forma operating income. In addition, performance targets for free cash flow at the company-wide level and supporting cash flow measures at the regional and business unit levels have been added to the MIP goals to better reinforce the importance of strong cash management practices to the achievement of our business objectives.

We also maintain an Executive Management Incentive Plan, which we call the "Executive MIP," for selected senior executives who could receive compensation, inclusive of incentive compensation, in excess of $1 million. The Executive MIP has been approved by our shareowners and is designed so that payments under the Executive MIP, if they cause an executive's total compensation to exceed $1 million, will be fully deductible for U.S. federal income tax purposes. If an executive participates in the Executive MIP, he or she is not eligible to participate in the regular MIP. For fiscal 2005, the only employee eligible for the Executive MIP was our Chief Executive Officer. The Committee administers the Executive MIP such that the business performance goals are effectively the same as the company-wide goals under the MIP. Accordingly, the award paid to Mr. Switz for fiscal year performance in 2005 under the Executive MIP was the same as if he had participated in the MIP.

We also have a Special Incentive Plan that is intended to provide an opportunity for incentive payments that are based on customized objectives for a limited number of key employees. This plan had no participants in fiscal 2005. The Chief Executive Officer is not eligible to participate in this plan. However, the Committee may approve the inclusion of one or more other executive officers for participation in this plan on a case-by-case basis. This plan is only made available to individuals whom senior management believes are critical to the success of particular key business objectives. This plan provides cash incentive payment opportunities, based on the achievement of individual, objectively measurable goals identified for each eligible participant. Both the participants and the individual objectives are approved in advance. An individual's award under the Special Incentive Plan, when combined with any award under the MIP or Executive MIP, cannot exceed the individual's maximum potential award under the MIP or Executive MIP.

Long-Term Incentive Compensation

Long-term incentives are provided to executive officers through our equity compensation program. The primary purposes of our equity compensation program are to align executive officer compensation directly with the creation of shareowner value and, through the vesting aspect of stock-based awards, to provide a significant incentive for executives and other employees to remain in our employ.

For fiscal year 2005, grants provided to executive officers included a combination of stock option and restricted stock unit ("RSU") awards. Guidelines for the size of our grants were set in reference to levels competitive with programs in U.S. telecommunications and high-technology companies of similar size to us. In addition to competitive industry practice data, the Committee took into consideration the costs of the program and the potential shareowner dilution from awards. Stock options have an exercise price equal to the fair market value of our common stock on the date of award. Stock option grants and RSU's provided in fiscal 2005 generally vest over a four-year period as of specified dates, and the stock options generally have a 10-year term from the date of grant. Executive officers will benefit from stock options only if, at the time the options are exercised, the price of our common stock has appreciated over its price on the date the stock option was granted. The RSU awards provide a significant long-term retention incentive over a broad array of economic conditions. We believe that the continued use of a combination of stock options and RSU's are an effective means of providing an appropriate level of long-term incentive compensation to our executives.

Effective in fiscal year 2006, the terms of the RSU awards provided to executive officers will change to add a requirement that the company meet or exceed a pre-established performance metric prior to the payout of any of the shares underlying the RSU's. Generally, three full years of service following the grant date will be required for any of the RSU shares to vest. In addition, vesting will be contingent on achievement of cumulative pre-tax earnings per share equivalent to or higher than the performance requirement established by the Committee for the three-year performance period. Special pro-rata vesting provisions will apply in the case of death, disability, retirement, divestitures or reductions in force occurring after at least one year has elapsed in the normal three-year vesting period.

The Committee has maintained Company stock ownership targets for executive officers as a means of gaining better alignment between the interests of the executive officers and the interests of our shareowners. The stock ownership targets for executive officers are expressed as a fixed number of shares. For stock option grants beginning with the annual fiscal year 2004 cycle, the Committee instituted a requirement for executive officers that until ownership targets are met, the officer must hold at least 50% of vested restricted stock units and 50% of shares received upon the exercise of options from these grants after reduction for the payment of taxes and the exercise costs.

Benefits

We provide medical and retirement benefits to our executives that generally are similar to those available to our employees. We also provide cash allowances to our senior executives in lieu of certain perquisites.

CHIEF EXECUTIVE OFFICER COMPENSATION

Effective August 13, 2003, we entered into a three-year employment agreement with Mr. Switz. See the section of this proxy statement captioned "Employment Agreement with Robert E. Switz." During fiscal year 2005, Mr. Switz served as President and Chief Executive Officer and was paid $572,885 in salary and, as of January 1, 2005 had a salary rate of $575,000. Mr. Switz participated in the Executive MIP that, as administered, provides a target award of 100% of base salary. As a result of company financial performance and an evaluation of contributions of Mr. Switz to that performance during fiscal year 2005, Mr. Switz has received an annual incentive award of $1,013,460, which is equal to 177.7% of his target award for the year. Mr. Switz received a grant of 142,856 stock options and a grant of 50,000 restricted stock units in fiscal 2005.

SECTION 162(m) POLICY

The Committee intends to continue its practice of paying competitive compensation in order to attract and retain the senior executives necessary to manage our business in the best interests of ADC and our shareowners. Under some circumstances, this practice may require us to pay compensation in excess of $1,000,000 to certain key executives. Under Section 162(m) of the U.S. Internal Revenue Code, if we pay compensation in excess of $1,000,000 to any executive officer named in the table entitled "Summary Compensation Table" below, we can fully deduct the amounts in excess of $1,000,000 only if we meet specified shareowner approval and ADC performance requirements. The Global Stock Incentive Plan and Executive MIP contain provisions approved by our shareowners so that the tax deductibility of amounts realized from the exercise of options granted under the Global Stock Incentive Plan and amounts paid under the Executive MIP will not be limited by Section 162(m). Although we intend to maximize the deductibility of compensation paid to executive officers, we also intend to maintain the flexibility to take actions we consider to be in ADC's best interests including, where appropriate, consideration of factors other than tax deductibility.

Members of the Compensation Committee
Jean-Pierre Rosso, Chair
John A. Blanchard III
J. Kevin Gilligan
B. Kristine Johnson
John D. Wunsch

Summary Compensation Table

The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by our Chief Executive Officer and our four other most highly compensated executive officers who served as executive officers as of the end of fiscal 2005.

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Other Annual Compensation(3) ($)	Restricted Stock Award(s) and Units(4) ($)	Securities Underlying Options(5) (#)	LTIP Payouts ($)	All Other Compensation(6) ($)
Robert E. Switz	2005	596,977	1,013,460	0	917,000	142,856		64,384
Chief Executive Officer	2004	574,000	723,195	0	0	0	0	14,519
and President	2003	467,923	0	0	2,322,462	267,713	0	21,320
Gokul V. Hemmady	2005	308,562	361,291	0	168,196	27,528	0	23,422
Vice President and	2004	264,500	226,314	0	138,120	45,577	0	7,371
Chief Financial Officer	2003	233,289	0	0	169,480	25,713	0	9,522
Michael K. Pratt	2005	361,385	252,983	2,932	79,376	12,956	0	115,667
Vice President; President,	2004	360,000	243,493	0	65,600	9,500	0	4,100
Wireless and Wireline	2003	361,384	0	0	225,989	28,571	0	0
Patrick D. O'Brien	2005	267,577	266,089	0	94,304	15,457	0	19,540
Vice President; President,	2004	241,250	174,643	0	86,320	47,334	0	9,345
Global Connectivity Solutions	2003	214,938	81,000	0	169,480	21,428	0	9,339
JoAnne M. Anderson(7)	2005	272,417	254,347	0	78,073	12,957	0	17,940
Vice President; President	2004	263,750	154,031	0	147,982	21,427	0	7,373
Professional Services	2003	261,125	134,000	0	113,002	22,857	0	10,942

(1) Amounts include allowances paid to the executive officers in lieu of providing them with certain perquisites.

(2) Except as noted below, the full amount of each bonus payment was made in cash under our MIP or, in the case of Mr. Switz, our Executive MIP. Mr. O'Brien's gross bonus under the MIP for fiscal 2003 was $162,000. Mr. O'Brien elected to exchange 50% of his MIP bonus for additional stock options under the terms of our Executive Incentive Exchange Plan, which was then in effect. Pursuant to his election, Mr. O'Brien was awarded options to acquire 18,530 shares on December 30, 2003. Ms. Anderson received an award of $50,000 under our Special Incentive Plan in fiscal 2004 and an award of $104,031 under the MIP for fiscal 2004.

(3) Perquisites totaling less than the smaller of $50,000 or 10% of the total salary and bonus for any of the executive officers have been omitted. In fiscal 2005, Mr. Pratt received $2,932 as reimbursement for certain taxes associated with his relocation.

(4) On December 16, 2004, Messrs. Switz, Hemmady, Pratt, and O'Brien and Ms. Anderson received awards of restricted stock units in the amount of 50,000, 9,171, 4,328, 5,142 and 4,257 shares, respectively. On March 3, 2004, Messrs. Hemmady, Pratt, O'Brien, and Ms. Anderson received awards of restricted stock units in the amounts of 6,666, 3,166, 4,166, and 7,142, respectively. All of these awards were made under our Global Stock Incentive Plan and vest, contingent on continued employment with ADC, in one-fourth increments on each of the first, second, third and fourth anniversary dates of the grant dates. On August 29, 2003, Mr. Switz received an award of 92,856 shares of restricted stock. On November 27, 2002, Messrs. Switz, Hemmady, Pratt, O'Brien and Ms. Anderson received awards of restricted stock in the amounts of 42,856, 10,713, 14,285, 10,713, and 7,142, respectively. These awards were made under our Global Stock Incentive Plan and vest, contingent on continued employment with ADC, in one-third increments on each of the first, second and third anniversary dates of the grant dates. The dollar amounts for restricted stock in the above chart represent the fair market value of the shares subject to the awards on the date the awards were made. As of October 31, 2005, the total number and value of each executive's unvested restricted award holdings (based on the closing market price of our common stock on such date of

$17.45) were: Mr. Switz, 95,237 shares and units valued at $1,661,886; Mr. Hemmady, 17,742 shares and units valued at $309,598, Mr. Pratt, 11,464 shares and units valued at $200,047, Mr. O'Brien, 11,838 shares and units valued at $206,573; and Ms. Anderson, 11,995 shares and units valued at $209,313. Ms. Anderson has no remaining unvested shares since she is no longer employed by us. Shares subject to restricted stock awards would be eligible to receive dividend payments upon the issuance of the restricted stock grant. Shares subject to restricted stock units are not issued until the restricted stock units vests and such shares are eligible to receive dividend payments only after vesting. We have not historically paid dividends on our common stock and do not presently intend to do so.

(5) Messrs. Hemmady and O'Brien participated in the ADC Stock Option Exchange Program. Mr. Hemmady elected to exchange options to acquire 60,729 shares, and under the terms of the program, received option grants for a total of 25,578 shares. Mr. O'Brien elected to exchange options to acquire 35,631 shares, and under the terms of the program, received option grants for a total of 16,304 shares. All of these options were granted on December 29, 2003, and have an exercise price of $19.81 per share.

(6) Reported compensation includes the following employer contributions credited under our 401(k) Plan in fiscal year 2005: $14,385 to Mr. Switz, $9,777 to Mr. Hemmady, $7,018 to Mr. Pratt, $9,727 to Mr. O'Brien, and $9,795 to Ms. Anderson. Reported compensation also includes the following employer contributions credited under our 401(k) Excess Plan in fiscal year 2005: $49,999 to Mr. Switz, $13,465 to Mr. Hemmady, $13,063 to Mr. Pratt, $9,813 to Mr. O'Brien, and $8,145 to Ms. Anderson. In fiscal year 2005, Mr. Pratt received $95,586 as reimbursement for, or direct payment of, relocation expenses.

(7) Ms. Anderson voluntarily terminated her employment with us on November 28, 2005.

Stock Option Grants

The following tables summarize option grants to the executive officers named in the Summary Compensation Table above during fiscal 2005, and the value of the options held by these individuals at the end of fiscal 2005. No stock appreciation rights, or "SARs," are held by these individuals and no options were exercised by them during fiscal 2005.

Option Grants in Fiscal 2005

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($)
Robert E. Switz	142,856(1)	14.10	18.76	12/16/2014	819,805.44(2)
Gokul V. Hemmady	27,528(1)	2.50	18.76	12/16/2014	157,974.49(2)
Michael K. Pratt	12,956(1)	1.16	18.76	12/16/2014	74,350.39(2)
Patrick D. O'Brien	15,457(1)	1.38	18.76	12/16/2014	88,702.83(2)
JoAnne M. Anderson	12,957(3)	1.16	18.76	N/A	74,356.13(2)

(1) These options granted to our named executive officers vest with respect to 25% of the shares subject to the award on each of December 16, 2005, December 16, 2006, December 16, 2007 and December 16, 2008, as long as the executive is still an employee as of these dates. The entire option will be fully vested as of December 16, 2008.

(2) These amounts represent the estimated fair value of stock options, measured at the date of grant using the Black-Scholes option-pricing model. There are four underlying assumptions used in developing the grant valuations: an expected volatility of 59.31%; an expected term to exercise of 4.59 years for all stock options grants within the quarterly period; a risk-free rate of return of 3.673% for the expected

term of the option; and no dividend yield. The valuation was adjusted for risk of forfeiture in light of a company-wide turnover rate of 20%. The actual value, if any, an executive officer may realize will depend on the amount by which the stock price exceeds the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an executive officer will be at or near the value estimated above. These amounts should not be used to predict stock performance.

(3) Ms. Anderson's employment with us terminated on November 28, 2005. The options awarded to Ms. Anderson were not vested at the time of her employment termination, and, therefore, the options have terminated.

Aggregated Value of Options at End of Fiscal 2005

Name	Number of Securities Underlying Unexercised Options at End of Fiscal 2005 (#) (Exercisable/Unexercisable)	Value of Unexercised In-the-Money Options at End of Fiscal 2005($) (Exercisable/Unexercisable) (1)
Robert E. Switz	381,340/208,022	146,153/14,220
Gokul V. Hemmady	47,748/51,070	38,419/3,493
Michael K. Pratt	74,993/22,462	108,617/3,881
Patrick D. O'Brien	45,799/38,420	32,016/2,911
JoAnne M. Anderson(2)	134,808/30,934	34,150/3,107

(1) Value determined by subtracting the exercise price per share from $17.45, the market value per share of our common stock as of the last day of fiscal 2005.

(2) Ms. Anderson's employment with us terminated on November 28, 2005, and all of her unexercisable options have terminated. Exercisable options generally may be exercised by her until either one or two years from the date of her employment termination.

Pension and Retirement Plans

We maintain a Pension Excess Plan, which is intended to compensate employees designated at the discretion of our Board of Directors for the amount of benefits foregone under our former defined benefit Pension Plan (which was terminated on December 31, 1997) as a result of their participation in our Deferred Compensation Plan and the Executive Incentive Exchange Plan, and for the amount of benefits that could not be paid from the Pension Plan due to maximum benefit and compensation limitations under the Internal Revenue Code. Upon termination of employment, participants in the Pension Excess Plan receive a lump-sum payment equal to the amount of these benefits. Benefits payable under the Pension Excess Plan were frozen as of January 5, 1998, and participation in the Pension Excess Plan is limited to existing participants as of December 31, 1997. Messrs. Hemmady, Pratt and O'Brien do not participate in the Pension Excess Plan. The estimated annual benefit payable under the Pension Excess Plan to Mr. Switz upon normal retirement at age 65 is $5,485. Upon her termination of employment with ADC, Ms. Anderson elected an immediate lump-sum distribution from the Plan, which was paid in the amount of $6,316.

Change in Control and Termination of Employment Arrangements

We maintain an Executive Change in Control Severance Pay Plan (the "Severance Plan") to provide severance pay in the event of a "change in control" (as defined in the Severance Plan) of ADC for executive officers (including those named in the Summary Compensation Table) and certain other high-level executives. The Severance Plan provides for severance payments to eligible employees whose employment is terminated, either voluntarily with "good reason" (as defined in the Severance Plan) or involuntarily, during the two-year period following a change in control. The amount of severance pay to be received by the Chief Executive Officer is three times his annual base salary and annual target bonus, and for other eligible executives is two times their annual base salary and target bonus. The Severance Plan also provides for payment of a pro rata portion of the employee's bonus under the MIP or other applicable incentive bonus plan for the year in which employment termination occurs to the extent that the applicable incentive plan does not otherwise require a payment. This pro rata amount is the higher of the pro rata target incentive or pro rata actual incentive based on financial performance during the year. Since our MIP and Executive MIP provide a potential payment to participants who are employed as of the last day of the fiscal year, the Severance Plan provides for an incentive payment component for terminations occurring as of the last day of the fiscal year only to the extent that the target incentive exceeds the actual payment under the incentive plan. Payments under the Severance Plan will be made in a lump sum upon termination of employment. Under the Severance Plan, any severance payment to an eligible executive is increased by the amount, if any, necessary to take into account any additional taxes as a result of such payments being treated as "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code. If there had been a change in control as of the end of fiscal 2005 and the employment of the executive officers named in the Summary Compensation Table above had been terminated, Messrs. Switz, Hemmady, Pratt and O'Brien, and Ms. Anderson would have been entitled to receive lump-sum payments upon termination of $3,450,000, $1,020,000, $1,085,000, $806,000 and $814,370, respectively, pursuant to the terms of the Severance Plan. These amounts do not take into account any increases necessary to compensate such individuals for additional taxes resulting from the application of Section 280G of the Internal Revenue Code.

We have other compensatory arrangements with our executive officers relating to a change in control of ADC. All stock option agreements outstanding under our employee stock option plans provide for the acceleration of exercisability of options upon a change in control (or, in certain cases, only if the optionee's employment is terminated without cause within two years following a change in control). In addition to stock options, our Compensation Committee has granted restricted stock awards and restricted stock units to some of our executive officers. These award agreements provide for accelerated vesting of all outstanding shares of restricted stock and restricted stock units following a change in control.

The Compensation Committee also previously has approved severance guidelines for executive officers who may be terminated involuntarily without cause outside of the change in control context. These guidelines provide for a severance payment ranging from nine to 15 months of base salary and two months of continued employee benefits. These guidelines may be changed at any time in the discretion of the Compensation Committee. In connection with our recruitment of Mr. Pratt during fiscal 2002, we agreed to provide a severance payment of 18 months of base salary if his employment is terminated involuntarily without cause or voluntarily with good reason within three years of his date of initial employment. This individual severance commitment was coextensive with, and not in addition to, our general severance guidelines for executive officers. It expired during our fiscal year 2005.

Employment Agreement with Robert E. Switz

We entered into an employment agreement with Mr. Switz in conjunction with his appointment as Chief Executive Officer effective August 13, 2003. We considered a number of factors in entering into this agreement, including competitive practices at U.S. telecommunications and technology companies of our approximate size, our existing compensation and benefit programs, and our recent use of a combination of stock options and restricted stock grants to selected executives, to provide a balanced long-term retention and performance incentive as well as an opportunity to increase ownership of ADC common stock. The term of this agreement continues until August 13, 2006, and it automatically renews for successive one-year periods unless either party elects to terminate the agreement.

Mr. Switz' agreement provides for an initial base salary of $550,000 per year and a target annual incentive bonus under our Executive MIP of 100% of base salary. The criteria for earning the bonus are set by the Compensation Committee each year. The agreement also provided for the grant of an option to acquire 171,428 shares with an exercise price equal to the market price of our common stock on the date of grant and a grant of 92,857 restricted shares, both of which were made on August 29, 2003. Vesting of these grants occurs over a three-year period. The agreement also provides that, beginning in fiscal 2005,

Mr. Switz is eligible for additional grants of equity-based compensation in accordance with Compensation Committee determinations.

The agreement also contains non-competition and non-solicitation covenants on the part of Mr. Switz, and provides for the payment of employee benefits and certain executive perquisites.

The compensation payable to Mr. Switz in the event of his termination of employment depends on the nature of the termination as described below:

- In the case of Mr. Switz' death or total disability, the agreement provides for full vesting of the restricted stock and stock option awards made in August 2003, and the exercise period of the stock option awards would extend until the earlier of the third anniversary of his termination of employment or the end of the ten-year term of the option.

- In the event that Mr. Switz voluntarily terminates his employment without "good reason" or if we terminate his employment for "cause" (both as defined in the agreement), no compensation will be provided other than the normal payment of salary already earned and other benefits to which he is legally entitled as an employee.

- In the event that Mr. Switz terminates his employment for good reason or if we terminate his employment for reasons other than cause, Mr. Switz is entitled to (a) a lump sum cash severance equal to 200% of the base salary and target annual incentive, (b) payment of the employer portion of medical and dental premiums under COBRA for up to six months, and (c) accelerated vesting of the August 2003 stock option and restricted stock awards, in which case he would be able to exercise this stock option until the earlier of the third anniversary of his termination of employment or the end of the ten-year term of the option.

- If Mr. Switz' employment is terminated following a change in control, he is entitled to the benefits provided by our then-current Severance Plan, and if such benefits are paid, he is not entitled to any other payment or benefits under the employment agreement.

COMPARATIVE STOCK PERFORMANCE

The table below compares the cumulative total shareowner return on our common stock for the last five fiscal years with the cumulative total return on the S&P 500 Index and the S&P 500 Communications Equipment Index over the same period (assuming the investment on October 31, 2000 of $100 in our common stock, the S&P 500 Index and the S&P 500 Communications Equipment Index and reinvestment of all dividends).

Total Return

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ADC TELECOMMUNICATIONS, INC., THE S & P 500 INDEX
AND THE S & P COMMUNICATIONS EQUIPMENT INDEX**



DOLLARS
180
160
140
120
100
80
60
40
20
0
ADC
S&P 500 Index(1)
S&P 500 Communications Equipment Index(2)
2000
2001
2002
2003
2004
2005

* $100 invested on 10/31/00 in stock or index-including reinvestment of dividends. Fiscal year ending October 31.

Year	ADC	S&P 500 Index(1)	S&P 500 Communications Equipment Index(2)
2000	$100.00	$100.00	$100.00
2001	21.29	75.10	26.52
2002	7.39	63.75	11.91
2003	12.02	77.01	19.00
2004	10.34	84.27	20.68
2005	11.66	91.62	21.52

(1) Total return calculations for the Standard & Poor's 500 Index were performed by Standard & Poor's.

(2) Total return calculations for the Standard & Poor's 500 Communications Equipment Index (consisting of ADC and 12 other telecommunications equipment manufacturers in our industry) were performed by Standard & Poor's.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the Securities and Exchange Commission. Executive officers, directors and greater-than-10% shareowners are required by Securities and Exchange Commission regulation to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on a review of the copies of Section 16(a) reports furnished to us during fiscal 2005, all Section 16(a) filing requirements applicable to our executive officers, directors and greater-than-10% beneficial owners were satisfied on a timely basis in fiscal 2005.

AUDIT COMMITTEE REPORT AND PAYMENT OF FEES TO AUDITORS

Report of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors is responsible for overseeing management's financial reporting practices and internal controls. The Audit Committee is composed of five non-employee directors, all of whom are independent under the applicable NASDAQ Stock Market listing standards. The Audit Committee operates under a written charter adopted by the Board of Directors, which can be found on the ADC website and is attached to this proxy statement as Appendix A.

In this context, the Audit Committee has reviewed and discussed the audited consolidated financial statements contained in our Annual Report on Form 10-K with management and Ernst & Young LLP, our independent registered public accounting firm. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with generally accepted accounting principles. Ernst & Young LLP is responsible for performing an independent audit of our financial statements in accordance with auditing standards generally accepted in the United States and for issuing a report on those financial statements.

The Audit Committee is responsible for monitoring and overseeing these processes. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communications With Audit Committees), which includes, among other items:

- matters related to the conduct of the audit of our financial statements;
- methods to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and
- disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements (there were no such disagreements).

Ernst & Young LLP also provided the Audit Committee with written disclosures and the letter required by Independence Standards Board Standard No. 1, which relates to the auditors' independence from our company and its related entities, and the Audit Committee discussed with Ernst & Young LLP its independence. This standard further requires Ernst & Young LLP to disclose annually in writing all relationships that in Ernst & Young LLP's professional opinion may reasonably be thought to bear on its independence. Ernst & Young LLP must also confirm its perceived independence and engage in a discussion of its independence.

Based on the Audit Committee's discussions with management and Ernst & Young LLP, as well as the Audit Committee's review of the representations of management and the report of Ernst & Young

LLP to the Audit Committee, the Audit Committee recommends to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2005, and filed with the Securities and Exchange Commission.

Members of the Audit Committee
Mickey P. Foret, Chair
John A. Blanchard III
Lois M. Martin
Larry W. Wangberg
John D. Wunsch

Principal Accountant Fees and Services

The following is a summary of the fees billed to us by Ernst & Young LLP for professional services rendered for fiscal years 2005 and 2004:

Fee Category	Fiscal 2005 Fees	Fiscal 2004 Fees
Audit Fees	$2,956,536	$1,853,500
Audit-Related Fees	58,370	550,932
Tax Fees	144,168	285,439
All Other Fees	0	0
Total Fees	$3,159,074	$2,689,871

Audit Fees. Consists of fees and expenses incurred for professional services rendered for the audit of our annual consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports, and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements, regardless of when the fees and expenses were billed. Beginning in fiscal 2005, audit fees include fees incurred for professional services rendered in connection with an audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404"). For fiscal year 2005, fees related to SOX 404 were approximately $1.25 million.

Audit-Related Fees. Consists of fees and expenses for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include services related to employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees. Consists of fees and expenses for professional services related to tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, tax audit defense, customs and duties, acquisitions and divestitures and international tax planning.

All Other Fees. Consists of fees and expenses for products and services other than the services reported above.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent Registered Public Accounting Firm

All services provided by our independent registered public accounting firm, Ernst & Young LLP, are subject to pre-approval by our Audit Committee. The Audit Committee has authorized the Chair of the Committee to approve services by Ernst & Young LLP in the event there is a need for such approval prior to the next full Audit Committee meeting. However, a full report of any such interim approvals must be given at the next Audit Committee meeting. Before granting any approval, the Audit Committee (or the committee Chair, if applicable) must receive: (1) a detailed description of the proposed service; (2) a statement from management as to why they believe Ernst & Young LLP is best qualified to perform the service; and (3) an estimate of the fees to be incurred. Before granting any approval, the Audit Committee (or the committee Chair, if applicable) gives due consideration to whether approval of the proposed service will have a detrimental impact on Ernst & Young LLP's independence. All fees in fiscal 2005 and fiscal 2004 were approved pursuant to our pre-approval policy.

PROPOSAL TO RATIFY THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

While it is not required to do so, our Audit Committee is asking shareowners to ratify its appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2006, in order to ascertain the views of our shareowners on this appointment. In the event the shareowners fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of ADC and its shareowners.

Ernst & Young LLP has audited ADC's consolidated financial statements for the past three fiscal years. Representatives of Ernst & Young LLP will be present at the meeting and will have the opportunity to make a statement if they desire to do so. These representatives will also be available to respond to appropriate questions after the meeting.

The Audit Committee of the Board of Directors recommends that the shareowners vote FOR the ratification of the appointment of Ernst & Young LLP to serve as ADC's independent registered public accounting firm for the fiscal year ending October 31, 2006. Unless otherwise directed, the persons named in the accompanying proxy card intend to vote the proxies held by them in favor of the proposal.

The affirmative vote of the holders of a majority of the shares of common stock present and entitled to vote at the Annual Meeting on this item of business is required for the approval of the proposal (provided that the number of shares voted in favor of the proposal constitutes more than 25% of the outstanding shares of our common stock). If a shareowner abstains from voting on this proposal, then the shares held by that shareowner will be deemed present at the Annual Meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to this proposal, but will not be deemed to have been voted in favor of this proposal.

SHAREOWNER PROPOSALS FOR THE NEXT ANNUAL MEETING

Shareowners wishing to present proposals to be considered for inclusion in our proxy statement for the 2007 Annual Shareowners' Meeting are to deliver the proposals so they are received by us by no later than September 25, 2006, at ADC Telecommunications, Inc., Attn: Corporate Secretary, P.O. Box 1101, Minneapolis, MN 55440-1101. The proposals must be submitted in accordance with all applicable rules and regulations of the Securities and Exchange Commission.

Our Bylaws provide that a shareowner may present a proposal at the 2007 Annual Meeting that is not included in the proxy statement if proper written notice is received by our Corporate Secretary at our principal executive offices by the close of business on September 25, 2006. The proposal must contain the specific information required by our bylaws. You may obtain a copy of the bylaws by writing to our Corporate Secretary.

OTHER MATTERS

We know of no other matters to come before the annual meeting. If other matters are brought properly before the annual meeting, it is the intention of the persons named as proxies on the enclosed proxy card to vote as they deem in the best interests of ADC.

BY ORDER OF THE BOARD OF DIRECTORS



JEFFREY D. PFLAUM
Vice President, General Counsel and Secretary

January 24, 2006

ADC TELECOMMUNICATIONS, INC.
BOARD OF DIRECTORS

AUDIT COMMITTEE CHARTER
(as amended and restated, effective July 2005)

The purpose of the Audit Committee (the "Committee") is to assist the Board in overseeing (1) the accounting and financial reporting processes of the Company, the audits of the Company's financial statements and the integrity of the Company's financial statements, (2) the independent registered public accounting firm's ("independent accounting firm") qualifications and independence, (3) the performance of the Company's internal audit function and independent accounting firm (4) the effectiveness of the Company's internal control structure, and (5) the compliance by the Company with significant legal and regulatory requirements within the scope of its duties.

1. Membership

- A minimum of 3 members, each of whom shall be directors appointed by the full Board.
- The Committee Chair is appointed by full Board.
- Members of the Committee shall meet the independence and experience requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), Securities and Exchange Commission ("SEC") and The Nasdaq Stock Market, Inc. ("Nasdaq"), in each case with respect to audit committees (as such requirements may be modified or supplemented from time to time). All members of the Committee shall have an understanding of finance and accounting sufficient to be able to read and understand financial statements at the time of their appointment to the Committee. At least one member of the Committee shall be an "audit committee financial expert" as defined by the SEC. The name of audit committee financial expert(s) shall be disclosed in the Company's filings with the SEC as required. The Committee shall review the requirements regarding financial expertise under applicable rules of the SEC or Nasdaq and make recommendations to the Board regarding such matters.
- A member of management, normally the Company's Secretary, is appointed by the Committee to serve as non-voting Secretary to the Committee. The CFO's staff and other management employees are available to the Committee.

2. Responsibilities

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Company's independent accounting firm.

The Committee's primary duties and responsibilities are as follows:

2.1 Financial Statement and Disclosure Matters

- Prior to the Company's releasing the year-end earnings, review and discuss the financial statements with management and discusses the results of the audit with the independent accounting firm. Discuss with the independent accounting firm the matters required to be communicated to audit committees in accordance with AICPA SAS 61, as amended by SAS 90, relating to the conduct of the audit.

- Following review, make recommendations to the Board regarding the inclusion of the audited financial statements in the annual report on Form 10-K to be filed with the SEC.
- Review with the Company's management and the independent accounting firm the Company's quarterly financial statements and any significant issues relating thereto, including the results of the auditors' limited review procedures per AICPA SAS 100.
- Consider the independent accounting firm's judgment about the quality and appropriateness of the Company's accounting principles and critical accounting estimates as applied in its financial reporting.
- Review the significant accounting and reporting principles and related policies and procedures, including any significant changes thereto.
- Annually prepare a report to shareholders as required by the SEC to be included in the Company's annual proxy statement.

2.2 Oversight of the Company's Relationship with the Independent Accounting Firm

- Select, evaluate, determine funding for and, when appropriate, replace the independent accounting firm. The independent accounting firm is ultimately accountable to the Committee.
- Pre-approve the engagement for any services provided by the independent accounting firm. The Committee may designate a member of the Committee to represent the entire Committee for purposes of approval of audit and non-audit services, subject to review by the full Committee at the next regularly scheduled meeting. The Company's independent accounting firm may not be engaged to perform any service prohibited by the Sarbanes-Oxley Act of 2002, the rules of the Public Company Accounting Oversight Board, rules of the SEC or other applicable law.
- Review audit plan of independent accounting firm and approve scope of services, fees and results of the independent accounting firm's annual audit.
- Monitor the rotation of the lead audit partner of the Company's independent accounting firm at least every five years, as required by the Company's Principles of Corporate Governance and SEC rules.
- Review policies regarding the Company's hiring of employees or former employees of the independent accounting firm who participated in any capacity in the audit of the Company.
- Ensure receipt from the independent accounting firm of a formal written statement delineating all relationships between the independent accounting firm and the Company, consistent with Independence Standards Board Standard No. 1 (as may be modified or supplemented). Also responsible for engaging in an active dialog with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors and for taking any appropriate action to oversee the independence of the outside auditors.
- Obtain and review a report from the independent accounting firm at least annually regarding (a) the independent accounting firm's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or Public Company Accounting Oversight Board ("PCAOB") review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent accounting firm and the Company. Evaluate the qualifications, performance and independence of the independent accounting firm, including considering whether the accounting firm's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the accounting firm's independence, taking into account the opinions of management and internal auditors. The Audit Committee shall present its conclusions with respect to the independent accounting firm to the Board.

2.3 Effectiveness of Internal Controls

- Support management and the Company's internal audit function in their efforts to assess, develop, implement and monitor internal controls over critical business processes to promote effective and efficient operations, reliable financial reporting, compliance with laws and regulations and the safeguarding of the Company's assets.
- Review with management, the senior internal auditing leader and the independent accounting firm management's plan for establishing and maintaining internal controls, the framework used to evaluate its control structure and management's subsequent assessment of the effectiveness of the internal controls.
- Review with management, the senior internal auditing leader and the independent accounting firm disclosures made to the Committee by the Company's CEO and CFO during their certification process for the filing of any Form 10-K or Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.
- Review with management and the independent accounting firm any major issues as to the adequacy of the Company's internal controls, any special steps adopted in light of material or significant control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.
- Review with management (including the senior internal auditing leader) and the independent accounting firm the Company's internal controls report and the independent accounting firm's attestation of the report prior to the filing of the Company's Form 10-K.

2.4 Oversight of the Company's Internal Audit Function

- Approve the appointment and termination or reassignment of the Company's senior internal audit leader. The Internal Auditor shall report directly to the Committee.
- Review and approve annual internal audit plans and review internal audit results.
- Receive and consider reports of the internal audit function.

2.5 Code of Business Conduct and Related Matters

- Periodically review the Company's Code of Business Conduct Program (the "Code of Conduct") and management's processes for ensuring compliance with the Code of Conduct and related policies as well as applicable laws. Receive reports from management's Business Conduct Committee and review any significant issues that may arise with respect to compliance with the Code of Conduct or applicable laws.
- The Committee and the full Board (acting only through its independent directors) shall each have the authority to grant waivers of the Code of Conduct with respect to officers of the Company after due consideration of all factors.
- Establish and periodically review the Company's Code of Ethics regarding financial and accounting matters for the Company's senior management, which may or may not be made a part of the Code of Conduct, as determined by the Committee.
- Establish procedures for the receipt, retention, response to and treatment of any complaints received by the Company regarding accounting, internal controls or auditing matters, including confidential anonymous submissions by the Company's employees, regarding accounting, internal controls or auditing matters.
- Discuss with the independent accounting firm on a quarterly basis whether they have become aware of any illegal acts within the scope of Section 10A(b) of the Exchange Act.

2.6 Litigation; Regulatory; Legal Affairs

Review any significant litigation, regulatory proceedings or other legal matters in which the company is or may be involved, including related disclosure and reporting requirements.

2.7 Risk Management

- Periodically review the Company's insurance coverage and risk management plan including the information system back-up (disaster) plan.
- Review process established by management to assess and manage risks.

2.8 Banking/Loans

Unless otherwise assigned to a Board Finance Committee, periodically review the Company's lines of credit and the debt authorization. Periodically review the Company's banking authorities, check authorization processes and signature authority policies.

2.9 Review of Charter

Review and reassess the adequacy of this Charter at least annually and submit any proposed changes to the Charter to the Board for approval. Ensure that the Charter is published in the Company's annual proxy statement at least once every three years in accordance with SEC regulations.

2.10 Related Party Transactions

Unless reviewed by the full Board, review all related party transactions that, if consummated, would be required to be disclosed under applicable SEC rules.

3. Relationship to Board/CEO/CFO/Management

3.1 Report to Board on results of audit committee meetings, including the annual independent audit, and on other issues as appropriate.

3.2 Communicate with CEO on evaluations of CFO and the CFO's senior staff.

3.3 Work closely with, but independently of, the CFO and the CFO's staff on Committee meeting agendas.

3.4 Advises CFO on evaluation of staff structure, performance and qualifications.

3.5 Reviews annual financial statements with management in connection with the Committee report to be included in the Company's annual proxy statement.

4. Independent Advisors; Support of Committee

The Committee is authorized to retain independent attorneys, consultants or other independent persons to advise and assist the Committee, as it deems appropriate. Management of the Company will also assist the Committee with its functions by providing information, recommendations or other support as needed or requested.

5. Meetings

5.1 The Committee shall meet at least quarterly. The Committee Chair shall determine whether additional meetings are necessary or desirable in response to the needs of the Company or any issues that may arise.

5.2 The Committee shall meet regularly with the Company's management, including the CEO and other selected executives.

5.3 The Committee shall meet in executive session on a regular basis to provide an opportunity for private discussion of matters independent of management. The Committee shall also meet regularly in separate sessions with the Company's independent accounting firm and with the internal audit staff.

5.4 The Committee may request any officer or employee of the Company, or the Company's outside counsel or independent accounting firm to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

6. General

6.1 The Committee shall report all significant Committee activities and findings to the Board with recommendations for action when appropriate.

6.2 The Committee shall perform such other functions that may be delegated by the Board from time to time.

6.3 The Committee shall annually review its own performance.

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CORPORATE AND SHAREOWNER INFORMATION

Corporate Web Site

www.adc.com

Corporate Headquarters

13625 Technology Drive, Eden Prairie, MN 55344
Telephone: (952) 938-8080
Fax: (952) 917-1717

Corporate Mailing Address

P.O. Box 1101, Minneapolis, MN 55440-1101

Stock Market

Listed on NASDAQ: ADCT

Dividends

ADC does not currently pay cash dividends on its common stock.

Annual Shareowners' Meeting

March 7, 2006 - 9:00 a.m. Central Standard Time
ADC World Headquarters
13625 Technology Drive, Eden Prairie, MN 55344

Registrar and Transfer Agent

For inquiries regarding stock certificates, such as lost certificates, name changes and ownership transfers, contact:
ADC
c/o Computershare Investor Services
P.O. Box A3504, Chicago, IL 60690-3504
Telephone: (800) 929-6782 or (312) 360-5209
Fax: (312) 601-4332
Internet: www-us.computershare.com/investor
E-mail: web.queries@computershare.com

Independent Registered Public Accounting Firm

Ernst & Young LLP, Minneapolis, MN

Glossary

A glossary can be accessed at:
www.adc.com/newsandevents/mediaresources/glossary

Investor Relations Contact

Mark P. Borman
Vice President, Investor Relations and Treasurer
Telephone: (952) 917-0590

Investor and Corporate Governance Information

Investor and corporate governance information, including Forms 10-K, 10-Q, 8-K, and Forms 3, 4 and 5; proxy statements; and earnings and news releases may be obtained through one of the following:
Internet: www.adc.com/investor
E-mail: investor@adc.com
Telephone: (952) 917-0991
Fax: (952) 238-1572
Mail: ADC Investor Relations
P.O. Box 1101, Minneapolis, MN 55440-1101

ADC Foundation

The ADC Foundation's goal is to provide social and economic value by encouraging employee contributions and by making direct grants in two strategic focus areas: mathematics and science education, and public access to technology. An annual report and current guidelines on giving can be obtained at www.adc.com/aboutadc/adcfoundation.

BetterInvesting

ADC is a corporate sponsor of BetterInvesting and participates in a number of programs, including the Low Cost Investment Plan and the Investor's Information Report. ADC's investor web site includes a page designed specifically for BetterInvesting members at www.adc.com/investor

ADCInvestDirect

ADC's direct stock purchase plan, ADCInvestDirect, offers a convenient, cost-effective way to purchase shares directly from ADC. Request a prospectus and enrollment form by e-mail at investor@adc.com or call (952) 917-0991. View these documents on the Internet at www.adc.com/investor.

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
Telephone: (952) 938-8080
Fax: (952) 917-1717
www.adc.com

Mailing Address
P.O. Box 1101
Minneapolis, MN 55440-1101